EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED DECEMBER 6, 2006

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa's Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2006. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	1
INTRODUCTION	3
REPUBLIC OF SOUTH AFRICA	6
Area and Population	7
Government and Political Parties	7
Broad Based Black Economic Empowerment	11
Land Reform	12
Mining Industry Reform	13
Selected Mining Ownership Transfer Transactions	14
Crime Prevention	15
International Relations	16
Regional Arrangements	18
Development Finance Institutions	19
HIV and AIDS	19
THE SOUTH AFRICAN ECONOMY	21
Overview	21
Principal Sectors of the Economy	24
Informal Sector of the Economy	41
Employment and Trade Unions	42
Prices and Wages	46
MONETARY AND FINANCIAL SYSTEM	48
South African Reserve Bank	48
Monetary Policy	48
Financial System Stability	51
Regulation of the Financial Sector	52
Structure of the Banking Industry	54
Financial Sector Charter	55
Credit Allocation	56
Capital Markets	57

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Exchange Controls	59
Gold and Foreign Exchange Contingency Reserve Account	61
THE EXTERNAL SECTOR OF THE ECONOMY	63
Foreign Trade	63
Balance of Payments	67
Reserves and Exchange Rates	72
Change in Reserves	72
PUBLIC FINANCE	74
Background	74
The National Budget Process	76
Medium Term Budget Policy Statement	77
2006 National Budget and Consolidated Budgets	78
Taxation	81
Company Tax	83
Financing	87
Public Enterprises	88
NATIONAL GOVERNMENT DEBT	91
General	91
Summary of Internal National Government Debt	92
Summary of External National Government Debt	92
Guaranteed Debt	93
Debt Service	94
Debt Record	95
Tables and Supplementary Information	96

In this document, the government of the Republic of South Africa is referred to as the ‘‘National Government’’ or the ‘‘South African Government.’’ The currency of the Republic of South Africa (South Africa) is the Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. dollars (U.S.$, $ or dollars), except as otherwise specified. See ‘‘The External Sector of the Economy — Reserves and Exchange Rates’’ for the average rates for the Rand against the dollar for each of the years 2001 through 2005 and for the 8-month period ended August 31, 2006. On December 5, 2006, the noon buying rate for cable transfers of Rand, as reported by the Federal Reserve Bank of New York, was R7.1180 per dollar (or 14.05 U.S. cents per Rand).

As used herein, one billion equals 1,000 million.

Unless otherwise stated, references in this description to single years are to calendar years; references to hyphenated years (e.g. ‘‘2005-2006’’) are to the fiscal year beginning April 1 and ending March 31.

Unless otherwise stated herein, references in this description to the 2006-2007 Budget are to the 2006-2007 National Budget as released in February 2006 and not as amended by the Medium Term Budget Policy Statement 2006 released in October 2006. References to the 2006-2007 Consolidated Budget, which includes the 2006-2007 National Budget as part thereof, shall be construed accordingly.

On November 28, 2006, Statistics South Africa published Statistical Release P0441, which contains certain revised economic statistics. This Annual Report on Form 18-K does not reflect such revisions.

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SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	December 31,					June 30,*
	2001	2002	2003	2004	2005	2006
	(millions of Rand, except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(1)	1,020,007	1,168,778	1,257,026	1,386,658	1,523,255	1,642,213	(2)
Real(3)	947,373	982,327	1,011,556	1,056,771	1,108,255	1,141,996	(2)
Real % change from prior year	2.7%	3.7%	3.0%	4.5%	4.9%	3.8	%(4)
Change in deflator of private consumption (%)(5)	6.4%	9.4%	5.2%	4.0%	4.0%	4.2%
Change in per capita earnings (%)(6)	0.5%	3.4%	1.7%	4.0%	3.6%	n/a
Nominal GDP for fiscal year ended March 31	951,682	1,048,755	1,198,344	1,281,438	1,419,991	1,562,785	(1)
Total merchandise exports	236,556	289,608	259,328	281,827	320,650	342,642	(7)
Unemployment rate (%)	27.9%	30.1%	29.6%	27.1%	26.6%	25.6	%(8)
Balance of trade	44,597	50,247	26,682	(1,234)	(12,005)	(17.973	)(9)
Balance of payments
Current account	(1,224)	7,514	(16,761)	(47,465)	(64,374)	(49,026	)(9)
Financial account	(13,205)	8,729	11,576	84,655	98,444	63,898	(9)
Change in gross gold and other foreign reserves	33,586	(24,614)	(13,072)	29,944	47,617	41,077
Rand/Dollar exchange rate (average)	8.6031	10.5165	7.5647	6.4499	6.3623	6.5928	(10)
Consumer prices (2000=100)	105.7	115.3	122.1	123.8	128.0	133.0	(10)
Producer prices (2000=100)	108.4	123.8	125.8	126.7	130.6	138.7	(10)
Average monthly yields for listed National Government debt securities 5-10 yrs	11.39%	10.71%	8.92%	9.2%	8.0%	7.7	%(11)
Average monthly yields for listed National Government debt securities > 10 yrs	11.4%	11.5%	9.6%	9.5%	8.1%	8.0	%(11)
Average annual yields on bankers' acceptances	9.7%	11.6%	10.9%	7.6%	7.0%	7.2	%(12)

	March 31,					September 30,
	2002	2003	2004	2005	2006	2006
	(millions of Rand, except percentages)
National Government Debt
Internal debt of National Government	350,485	351,957	390,537	432,384	461,782	493,386
% of GDP	33.4%	29.4%	30.5%	30.4%	29.6%	28.3%
External debt of National Government	82,009	74,286	64,670	69,405	66,846	89,799
% of GDP	7.8%	6.2%	5.0%	4.9%	4.3%	4.4%
Total debt of National Government (gross)	432,494	426,243	455,207	501,789	528,628	583,185
Cash Balances(15)	(6,549)	(9,730)	(12,669)	(30,870)	(58,187)	(87,160)
Total debt of National Government (net)	425,945	416,513	442,538	470,919	470,441	496,025
% of GDP	40.6%	34.8%	34.5%	33.2%	30.1%	31.7%

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Revised Estimate	Estimate(14)
	2001-2002(13)	2002-2003(13)	2003-2004(13)	2004-2005(13)	2005-2006(13)	2006-2007
	(millions of Rand, except percentages)
Public Finance
Main Government Revenue	248,101.0	278,885.0	298,870.0	347,352.0	411,163.0	466,400.0
% of GDP(1)	23.7%	23.3%	23.3%	24.5%	26.3%	26.7%
Main Government Expenditure	262,905.0	291,529.0	328,744.0	368,603.0	416,799.0	474,200.0
% of GDP(1)	25.1%	24.3%	25.7%	26.0%	26.7%	27.2%
Main Budget Deficit	(14,804.0)	(12,644.0)	(29,874.0)	(21,252.0)	(5,635.0)	(7,800.0)
% of GDP(1)	1.4%	1.1%	2.3%	1.5%	0.4%	0.4%
Net borrowing requirement	(8,952.0)	(10,113.0)	(32,380.0)	(26,961.0)	(1,534.0)	(24,663	)(16)
Change in cash and other balances	(3,899.0)	(3,180.0)	(2,939.0)	(18,201.0)	(27,317.0)	7,754.0	(16)

Notes:— n/a = not available

*	as at June 2006 unless otherwise stated

(1)	At market prices. Note that the fiscal year estimate for Nominal GDP is the estimate for the fiscal year ending March 31, 2006 as published in the MTBPS 2006.

(2)	Average of seasonally adjusted and annualized quarterly estimates for first two quarters of 2006.

(3)	At constant 2000 prices.

(4)	Real GDP growth is the sum of real non-adjusted and non-annualized GDP in first two quarters of 2006 compared with the first two quarters of 2005.

(5)	Change in deflator of private consumption is deflator for first two quarters of 2006 (based on seasonally adjusted and annualized quarterly data) compared to equivalent period in 2005.

(6)	Per capita earnings not published by SARB for 2006.

(7)	Seasonally adjusted and annualized quarterly estimates for first two quarters of 2006.

(8)	As of March 2006.

(9)	Sum of non-adjusted quarterly estimates for first two quarters of 2006.

(10)	Rand/Dollar, CPI and PPI are averages for the first nine months of calendar year 2006.

(11)	Government bond yields 5 to 10 years for the period to July 31, 2006; Yields >10 years for the period to October 31, 2006.

(12)	For the period to August 19, 2006.

(13)	For fiscal year ended March 31.

(14)	From the Medium Term Budget Policy Statement 2006.

(15)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government's accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

(16)	Figures from Budget March 2006 as these figures not published in the MTBPS.

Source: South African National Treasury, South African Reserve Bank and Statistics South Africa.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected to his second term as President in South Africa's third fully democratic national elections in April 2004. South Africa has the most developed economy in sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined and which comprised about one quarter of the combined GDP of Sub-Saharan Africa in 2005. The major strengths of the South African economy are its manufacturing sector, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal. The next national elections are due to take place in 2009.

South Africa's current economic expansion, which began in September 1999 and is the longest business cycle upswing on record, gathered further momentum in 2005 and remained strong in the first half of 2006. South Africa's growth strategy aims to reinforce modernization and improve the competitiveness of the economy, while also broadening participation and addressing structural constraints that inhibit the development of small businesses and cohesive communities. Real GDP growth has averaged 4.1% over the past four years. Real GDP growth accelerated to 4.9% in 2005 compared to a recorded growth of 4.5% in 2004. This growth has continued with the real GDP growth at an annualized rate of 2.0% for the first two quarters of 2006. Rising consumption expenditure and strong increases in investment in productive capacity have resulted in expanded employment, with the creation of more than 1 million jobs over the past three years.

In support of sustainable growth and long-term growth targets, the National Government intends to continue to promote macroeconomic stability, a favorable investment climate and expanded economic opportunity, while mitigating international and domestic risks. Work will continue on reforming trade and industrial policy. The National Government’s accelerated and shared growth initiative (AsgiSA) aims to lift sustainable growth from about 3% a year between 1996 and 2003 to at least 4.5% a year between 2005 and 2009, and to achieve an average growth rate of at least 6% thereafter. There has been substantial progress over the past three years.

South Africa’s sustained economic expansion has been underpinned by robust investment and domestic expenditure, historically low interest rates and buoyant commodity prices. The global economic environment has also been supportive, with exports continuing to grow as seen in the second quarter of 2006. However, the widening deficit on the current account of the balance of payments signals the importance of further industrial and trade policy reforms.

In addition, consumer price inflation has decreased markedly, averaging 3.4% in 2005 and further decreasing to 3.3% in April 2006. It has since increased to 5.4% in October 2006, mainly as a result of the marked rise in oil and food prices over the past year. Whilst CPIX inflation remains within the 3-6% target band, the fact that inflation has been trending upward from a low of 3.7%, combined with the more sharply rising producer price inflation, has prompted the South African Reserve Bank to raise interest rates by a total of 1.5 percentage points since June 2006. Over the next three years CPIX inflation is expected to average 4.8%.

Tax reforms over the last five years, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth with general government tax revenue increasing every year since the 1994-1995 fiscal year. This strong revenue growth has continued in 2005-2006, largely due to higher rates of profitability in the corporate sector, increased remuneration and employment levels and strong domestic demand. The South African Revenue Service (SARS) continues to improve its systems and processes, contributing to better tax compliance and improved revenue flows. The audited main budget revenue outcome of R411.7 billion for the 2005-2006 fiscal year was R41.8 billion higher than the original budget estimate of R369.9 billion, and R0.6 billion higher than the revised estimate of R411.1 billion published in the 2006 National Budget. The main divergences in revenue were: higher-than-budgeted income tax collection of R17.7 billion from the corporate sector, specifically the financial, transport, communication, retail and mining sectors, as well as personal income tax collection exceeding the projected total by R8.8 billion; VAT collection was R8.4 billion above estimates due to higher-than-expected levels of consumer spending and taxes on international trade were R5 billion greater than expected as a result of increased imports, especially of vehicles and various consumer goods.

Strong revenue growth has resulted in a rising tax-to-GDP ratio. Government continues to strike a balance between revenue raising and the impact of the tax burden on economic activity. In exercising the available policy choices, the National Government will take account of the rising deficit in the current account of the balance of payments.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 25.6% as at March 2006) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa's social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

The medium-term strategic framework defines the National Government’s main priorities over the 2004-2009 period. It seeks to enhance the social, cultural and economic welfare of all South Africans as reflected in the following objectives: accelerating the pace of growth, and the rate of investment in productive capacity; decisive interventions to advance the involvement of the marginalized in economic activity through expanded job creation and the promotion of sustainable livelihoods; maintaining a progressive social security net alongside investment in community services and human development; improving the capacity and effectiveness of the state, including combating crime and promoting service-oriented public administration and building regional and international partnerships for growth and development.

Within that context, the South African Government has proposed to increase spending to provide further impetus to growth and broadening participation in the economy both in the medium term expenditure framework and in the years beyond. Medium-term spending plans are guided by South Africa’s social, economic and development priorities, with the added challenge in the period ahead of preparing to host a successful FIFA World Cup in 2010.

R80 billion more than the amount allocated in 2006 is proposed to be made available for the budgets of national, provincial and local governments over the 2007 medium-term expenditure framework (MTEF). Much of the supplementary funding will be allocated for infrastructure investment, including transport services, stadium construction and municipal facilities. Robust growth is planned for health services, education, welfare and social security, the African development agenda and continued improvements in the criminal justice system. Funds are set aside for investment in several state-owned enterprises. Improved public sector administrative capacity is a requirement for ongoing service delivery improvements and sustained growth. Priority needs include engineering and municipal planning capacity, project management and financial skills. Effective training and skills development, and well-targeted mobilization of private sector capacity, are key to meeting growth and development goals for 2010 and beyond.

The economic challenges facing the country are to sustain current growth, broaden participation and extend opportunities to all, strengthen industrial development and trade performance, and accelerate the pace of job creation. These challenges will be met, in part, through sound tax policy and continued expansion in public spending within a fiscal framework that takes account of international and domestic risks. The key public spending priorities over the 2007 MTEF include: Investment in stadiums and public transport to ensure a successful 2010 FIFA World Cup; strengthening the criminal justice sector, with particular emphasis on visible policing and improving court case flow; stepping up investment in the built environment in the form of housing, roads, water, sanitation and community facilities; contributing to improved economic efficiency through investment in roads, rail, electricity generation and supply, dam construction and skills development.

In this regard, spending estimates over the next three years have been revised upwards, with total spending for 2006-2007 estimated at R474.2 billion (27.2% of GDP), rising to R533.7 billion (27.7% of GDP) in 2007-2008, R590.2 billion (27.8% of GDP) in 2008-2009 and R643.7 billion (27.6% of GDP) in 2009-2010. The increased revenue projections referred to above, combined with reduced spending projections in the current fiscal year, have allowed the South African Government to allocate an additional R80 billion for additional spending over the next three years. This represents strong real growth of 7.0% per year in the government's non-interest spending, which is financed through the higher-than-forecast revenue collection and declining debt costs. This results in a broadly balanced budget across the three years of the Medium Term Budget Policy Statement (MTBPS) published in October of 2006.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline. The South African terrain is varied and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation and the forests and high rainfall areas of the eastern escarpment.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, ‘‘Black’’ referred to persons of original African indigenous origin, ‘‘Asian’’ to persons of Asian origin, ‘‘White’’ to persons of Caucasian ethnic origin and ‘‘Colored’’ to persons of mixed race. While the South African Government no longer makes any legal distinction by race, the country's history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa's population was estimated by Statistics South Africa to be approximately 47.4 million people by mid-2006, of which approximately 37,662,900 were African, 4,198,800 were Colored, 1,163,900 were Indian/Asian and 4,365,300 were White. Further, according to the results of the Census conducted in 2001 (the most recent census conducted in South Africa to date), the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country's total surface area, account for more than a quarter of its population and over 50% of its urban population.

The estimated life expectancy of the South African population, as calculated by Statistics South Africa, for 2001-2006 was 51 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see ‘‘– HIV and AIDS’’).

South Africa has a diverse population consisting of Afrikaans and English speaking Whites, Asians, Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country's diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2%. IsiNdebele is the least spoken language in South Africa, at 1.6%.

Government and Political Parties

The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asian people to social, political, economic, residential and employment restrictions. Through the enactment of a series of laws formalizing these restrictions, the apartheid policies of the NP became entrenched in the early 1950s. During this period, the South African Government, in reaction to fierce resistance, banned the African National Congress (ANC) the South African Communist Party (SACP) and the Pan-Africanist Congress

(PAC). There ensued a protracted struggle by these organizations against the apartheid system, characterized by protests, strikes and demonstrations.

By the late 1980s, popular resistance against the apartheid political regime had taken the form of mass defiance campaigns and the Government was further subject to increasing domestic and international pressure. A range of sanctions and boycotts were instituted, both by countries across the world and through the United Nations, calling for coordinated strategies by internal and external anti-apartheid movements for the upliftment of disadvantaged South Africans. After emerging as the victor of the 1989 national election under the leadership of President F.W. de Klerk, the NP in 1990 lifted the ban on political reform movements such as the ANC, the PAC and the SACP, and soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa (CODESA) was convened in order to commence negotiations towards the basis of South Africa's future democratic constitution.

After protracted negotiations and constitutional talks, agreement was reached on the text of an interim Constitution, which was enacted in 1993. The first democratic elections in South Africa's history followed in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa's Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is ‘‘founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.’’ The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world's broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

Subject to schedule 6A of the Constitution, the National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.

The Constitution provides for national elections every five years. Further, the Constitution places all elections and referendums in the country in all three spheres of government (being national, provincial and local) under the control of the Independent Electoral Commission. The most recent national and provincial elections were held in April 2004 and the next elections are due to take place in 2009.

The following table sets forth the results of the most recent elections and the current composition of the National Assembly taking into account the recent floor-crossing, as further described in the paragraphs below:

Party	Votes	Percentage of Votes in the 2004 Election	Seats in the National Assembly As At April 2004	Seats in the National Assembly After Floor-Crossing September 2005
African Christian Democratic Party	250,272	1.6%	6	4
African National Congress	10,880,915	69.69%	279	293
Democratic Alliance	1,931,201	12.37%	50	47
Independent Democrats	269,765	1.73%	7	5
Inkatha Freedom Party	1,088,664	6.97%	28	23
New National Party	257,824	1.65%	7	0
Pan Africanist Congress of Azania	113,512	0.73%	3	3
United Christian Democratic Party	117,792	0.75%	3	3
United Democratic Movement	355,717	2.28%	9	6
VryheidsFront Plus	139,465	0.89%	4	4
National Democratic Movement	—	—	—	4
Progressive Independent Movement	—	—	—	1
Others	210,204	1.36%	4	8

Note: Numbers may not total due to rounding.

Source: Independent Electoral Commission; www.elections.org.za/elections2004_Static.asp

In accordance with legislation designed to enable ‘‘floor-crossing’’ members of the National Assembly and the National Council of Provinces are allowed to change political parties without losing their seats in either house. The ‘‘floor-crossing’’ legislation provides for ‘‘window periods,’’ during which such changes are permissible. The first period was a 15-day transitional period in March 2003 and the second and third periods were in September 2004 and September 2005 respectively. The next period of floor crossing will be during September 2008. Following a number of challenges to the constitutionality of the floor-crossing legislation, the Constitutional Court finally determined that floor-crossing during designated window periods is indeed constitutional.

The last period of ‘‘floor-crossing’’ ended on September 15, 2005, resulting in significant power shifts in various provinces. The ANC is now the majority ruler in the Western Cape and its position has strengthened in KwaZulu-Natal with the ANC now being able to rule without the Inkatha Freedom Party's (IFP) co-operation. Various new parties have also emerged.

As indicated above, the last column of the above table reflects the effects of the most recent floor-crossing window period (as at September 16, 2005) on the composition of the National Assembly.

The ANC, which was founded in 1912, led the struggle against apartheid, is the ruling party in all nine South African provinces and is the most important party in South Africa in terms of the size of its electoral constituency support. The ANC holds 293 of the National Assembly's 400 seats. Thabo Mbeki is currently the leader of the ANC and the President of South Africa.

The Democratic Party (DP) was founded in 1989 when the former Progressive Federal Party and the Independent National Democratic Movement merged. In 2000, the DP joined forces with the NNP to create the Democratic Alliance (DA), which became the official opposition and the ruling party of the Western Cape. In October 2001, the NNP announced that it had suspended its participation in the DA. In November 2003, the DA joined with the IFP to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the 2004 national parliamentary elections. The DA, aided by its coalition partner, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2005 floor-crossing period now holds 47 seats. Although Tony Leon is currently the leader of the DA, he announced at a press conference on November 26, 2006 that he would be stepping down in 2007.

The IFP was founded in 1975. It was the ruling party in KwaZulu-Natal from 1994 until the 2004 elections, after which it was forced to share power with the ANC in the province. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 23 after the 2005 floor-crossing period. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. The current leader of the IFP is Chief Mangosuthu Buthelezi.

The NP, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of President de Klerk in 1989. When President de Klerk retired from politics in 1997, Marthinus van Schalkwyk was elected leader of the NP and took over leadership at a time when the party was facing an organizational crisis, as well as increasing defections to opposing parties. In 1998, the NP changed its name to the NNP. Following the June 1999 election until October 2001, the NNP participated in a coalition party with the DP, as described above. It then suspended the alliance and entered into a power-sharing agreement with the ANC. In August 2004, the NNP's national executive took a unanimous decision to disband the party and its members were urged by the party leadership to join the ANC. Consequently, while certain NNP members of Parliament, provincial legislatures and members of municipal councils continue to serve as representatives of the NNP, most have been absorbed into the ANC, including the former leader of the party, Martinus van Schalkwyk.

The United Democratic Movement (UDM) was formed in 1997 by Bantu Holomisa, a former military strongman in the former homeland of Transkei. In 2004, the UDM won 9 seats in the National Assembly, drawing most of its support from the Eastern Cape. Floor-crossing in September 2005 reduced the number of its seats to six.

The Independent Democrats (ID) was formed in 2003 under the leadership of Patricia DeLille. In the 2004 elections, the ID won 7 seats in the National Assembly, but it lost two seats in the September 2005 floor-crossing period.

The African Christian Democratic Party (ACDP) was formed in 1993, with the aim of representing Christians in parliament. In the 2004 elections, the ACDP won 6 seats in the National Assembly and lost two seats in the September 2005 floor-crossing period. The ACDP is currently led by Reverend Kenneth Moshoeu.

Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Thabo Mbeki of the ANC succeeded Nelson Mandela as President after the June 1999 elections and has continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties following allegations of corruption against him. On September 20, 2006 the charges of corruption against Jacob Zuma were dismissed.

The Constitution further provides for the establishment of a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 28 ministers who are members of Parliament, in addition to the President and the Deputy President.

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly and certain other matters. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the high courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC. Commissioners of oaths and administrators for the valuation of property as well as other court commissioners are appointed by the Minister of Justice and Constitutional Development.

The Constitution provides for provincial and local government in addition to government at the national level. Local governments are comprised of municipalities. The nine provinces were created by the interim Constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the TBVC states) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 80 members and its own chief executive, the premier. The premiers are appointed by the President. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance. The National Government also has increased funding to provincial and local governments to accelerate the delivery of basic services to households.

South Africa's first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 60%, and the NP receiving approximately 18%, of the total vote. These elections completed the transition to democracy. The most recent local government elections were held in March 2006, with the ANC receiving approximately 66%, and the DA approximately 15%, of the total vote.

Broad Based Black Economic Empowerment

Broad based black economic empowerment (BBBEE) is a core tenet of the National Government's initiative to address the economic exclusion of previously disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, ‘‘black’’ means Africans, Coloreds and Indians. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.

The BBBEE Act provides that the Department of Trade and Industry (DTI) may issue codes of good practice (Codes) on black economic empowerment (BEE) which must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes may include qualification criteria for preferential purposes for procurement; indicators to measure broad based economic empowerment and the weighting to be attached thereto; and guidelines for stakeholders in various sectors of the economy to draw up empowerment charters. The BBBEE Act also provides that the DTI must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act.

The DTI released the first phase of the draft Codes for public scrutiny on December 8, 2004, which were open for comment until March 7, 2005 (it being envisaged that the full set of Codes shall be released under two phases). This first phase includes the Codes dealing with equity ownership and management.

Since March 2005, the DTI reviewed submissions received from the public and amended the Codes. In November 2005, the Minister of Trade and Industry released, for public information, the final draft of the first phase of the Codes. The first phase of the Codes is expected to be gazetted in due course. In December 2005, the Minister of Trade and Industry released, for public comment, a first draft of the second phase of the Codes. The second phase of the Codes seeks to regulate inter alia various matters that have not been dealt with fully under the first phase, including the measurement of ownership contributions made by multinational companies, and the implications of an entity misrepresenting its BEE status. The second phase of the Codes provides for certain instances in which foreign multinational companies may be partially exempted from complying with the ownership requirements of the Codes. It is envisaged that the second phase of the Codes will encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement BEE initiatives. It is anticipated that the Codes will be finalized in December 2006.

Notably a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation charters, which set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology (ICT) Sector Charter and Advertising Industry Charter. In addition, the financial services industry in South Africa voluntarily introduced a black economic empowerment charter for that sector, known as the Financial Sector Charter (see ‘‘Monetary and Financial System – Financial Sector Charter’’). Other such transformation charters are being developed and have been released for comment in areas such as the liquor, healthcare, agriculture, gambling and gaming, property, building and construction and forestry industries and professions.

Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE; providing certainty as to the requirements of BBBEE; and encouraging investment in South Africa, with regard to the economic environment of the country.

Land Reform

Land reform in South Africa is a complex issue, both because of the apartheid era's legacy of dispossession and current human development challenges. The National Government's task is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution's protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and on reforming land laws and policies so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program, being restitution, redistribution and land tenure reform, were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding. The Department of Land Affairs has set 2014 as the deadline for having achieved land reform in South Africa.

The National Government's strategies have evolved within the framework of the Constitution and its recognition of existing property rights and commitment to upholding the rule of law and judicial process. The Communal Land Rights Act of 2004 extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character. These rights will be registerable in the deeds registry system and as such will be protected and enforceable in law.

Land reform and restitution programs remain central to the National Government's poverty alleviation strategy. The Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.

Since 1994, approximately 1.2 million people have received more than 3 million hectares of land. The implementation of the land restitution and land reform programs are supported through allocations to the Department of Land Affairs. The department’s overall expenditure more than tripled between 2002-2003 and 2005-2006, from R1.1 billion to R3.9 billion. The land restitution program is nearing completion, and a total of 72,927 claims or 92% of the cases lodged have been settled. Spending on restitution is expected to decrease from R3.4 billion in 2006-2007 to R2.5 billion in 2008-2009. As the land restitution program is phased out, spending on land reform is expected to increase. Under the land redistribution for agricultural development program, 152,445 hectares of land have been delivered to 8,687 beneficiaries. To expedite delivery, a proactive land acquisition strategy will be implemented in the current financial year.

The National Government's expectation is that approximately 30% of South Africa's agricultural land will be redistributed over the next 15-20 years. The National Government hopes, in the redistribution process, to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the further rationalization of land tenures. A further anticipated benefit of redistribution is the release of land for new residential construction and infrastructure development.

In 2006, President Thabo Mbeki announced that the National Government is to play a more central role in accelerating restitution of land and empowering the poor, particularly in rural areas. To that end, Agricultural and Land Affairs Minister Thoko Didiza has been tasked with reviewing the current willing-buyer, willing-seller policy, land acquisition models and the possible manipulation of land prices.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd. and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

In 2003, 60 different minerals were mined in South Africa from 920 mines and quarries which employed approximately 491,000 workers, a large percentage of whom (188,424) were employed in the gold mining industry. By November 2004, there were over 1,000 registered mines in South Africa.

The National Government enacted the Mineral and Petroleum Resources Development Act (MPRDA) in 2002. The MPRDA was promulgated in May 2004 and recognizes the state's sovereignty and custodianship over the country's mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for historically disadvantaged individuals (HDIs), and promotes economic growth, employment and socio-economic welfare, and security of tenure. The MPRDA defines the entire regulatory environment of the mining industry and requires that ‘‘old order’’ mining rights be converted into ‘‘new order’’ mining rights.

The Minister of Minerals and Energy and representatives of certain mining companies and the National Union of Mineworkers signed the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in October 2002 (Mining Charter), which forms part of the MPRDA.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.

The Mining Charter aims to:

•	promote equitable access to the nation's mineral resources for all South Africans;

•	substantially and meaningfully expand opportunities for HDIs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

•	utilize the existing skills base for the empowerment of HDIs;

•	expand the skills base of HDIs to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and

•	promote beneficiation of South Africa's mineral commodities.

The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.

The Mining Charter requires that within five years of its ratification, 40% of management should be comprised of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will require industry participants to identify talented employees for accelerated training.

The Mining Charter further mandates that 26% of industry assets be transferred to HDIs within 10 years of the ratification of the Mining Charter. To ensure that substantive progress is made, the industry aims to achieve 15% of this target within five years. To this end, several large BBBEE mining deals have been concluded since 2002.

The following table sets forth examples of ownership transfer transactions undertaken pursuant to the Mining Charter.

Selected Mining Ownership Transfer Transactions

Mining Company	BBBEE Entity	Estimated Remaining Life of Mine	Capital Expenditure or Transaction Value
Anglo American/Kumba Resources	Newco (name to be announced)	n/a	R16 billion
ARMGOLD/Avmin	African Rainbow Minerals	n/a	R10.6 billion
ARMGOLD/Harmony (20% stake in Harmony)	African RainbowMinerals	n/a	R6 billion
Harmony	African Vanguard Resources	20 years	R250 million
Avmin	TISO	20 years	R1 billion (CAPEX)
Anglo Platinum	Royal Bafokeng	25 years	R774 million
DRD	Khumo Bathong Holding	At holding co. level	R173 million
ARM and AngloPlats	Modikwa	100 years at 308,000 oz. p.a.	R1.6 billion (CAPEX)
Implats	Mmakau and Community-Based Consortium	22 years at 103,000 oz. p.a.	R1.4 billion (CAPEX)
Randgold	Phikoloso	n/a	R268 million
Goldfields	Mvelaphanda	n/a	R4.1 billion
Aquarius Platinum	Savannah	n/a	R860 million
De Beers	Ponahalo	n/a	R3.8 billion
Kumba Resources	Eyesizwe Consortium	n/a	R9.2 billion

n/a = not available

The New Africa Mining Fund (NAMF), a private equity fund, was established in 2002 to exclusively finance exploration activities, while facilitating the entry of HDIs into the mining industry.

By June 2004, the NAMF had received 130 applications for funding. During 2004, eight BEE transactions with an aggregate value of R10 billion were finalized.

The Department of Minerals and Energy continues to support BEE suppliers in pursuance of the Liquid and Petroleum Charter. On November 30, 2004, the department and individual members of the Southern African Petroleum Industry Association signed an MoU aimed at the creation of the Supplier Development Agency (SDA). The SDA opened it doors for trading on April 1, 2005.

The primary objectives of the SDA are to source potential BEE suppliers, accredit the suppliers to combat fronting, develop suppliers to meet the performance levels of the industry and source opportunities for BEE suppliers from the industry.

In 2004, the Mining Titles Registration Amendment of 2003 came into effect, to regulate the registration of mineral and petroleum titles and related rights, to effect certain amendments that are necessary to ensure consistency with the MPRDA, and to amend the Deeds Registries Act of 1937. Also in 2004, the Precious Metals and Diamonds General Amendment Bill (PMBD) (as it was then known) was released for public comment. The PMBD aims to regulate the downstream development of precious metals and diamonds, to promote equitable access to the nation's precious metals and diamonds, and to promote local beneficiation of these minerals. The PMBD, which is now known as the Precious Metals Act 37 of 2005, was assented to by Parliament on April 15, 2006. The commencement date is still to be proclaimed. Draft legislation aimed at removing the red tape imposed on those involved in smelting, refining, beneficiating or using unwrought precious metal was put before Parliament in 2005.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

South African Police Service

Crime prevention and internal security in South Africa are primarily the responsibility of the South African Police Service (SAPS). Beginning in 1994, a process of integration, rationalization and transformation was undertaken to create the SAPS. This effort has resulted in a unified national police service, which is accepted by the South African public as legitimate and credible.

In 2004, the Department of Safety and Security implemented the National Crime Combating Strategy (NCCS), which established crime combating task groups to target serious and violent crime in designated high crime zones. This initiative resulted in a restructured SAPS featuring specialized units. 27 serious and violent crime units, 24 organized crime units, 17 commercial crimes units, one serious economic offenses unit and 46 family violence, child protection and sexual offenses units were established by March 2004. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas including the collaboration with the Justice, Crime Prevention and Security (JCPS) cluster to focus resources on addressing the incidence of crime and public disorder.

In 2002, the SAPS implemented an anti-firearm proliferation strategy. The firearms amnesty, a part of the anti-firearm proliferation strategy, ended in June 2005 and saw over 80,000 illegal and legal firearms being handed over to the police.

Reducing serious and violent crime remains a top priority of the National Government. The National Government has undertaken that an additional 10,000 people are expected to be recruited into the SAPS between 2006 and 2008, which will raise staffing levels to 193,000 by 2010. SAPS intends to recruit additional this additional personnel, modernize and expand the fleet of police vehicles and upgrade support systems. A further R475 million is provided for strengthening court administration and prioritizing services to vulnerable groups, such as women and children.

Throughout the 9 provinces, the SAPS has 43 area stations and 1,120 police stations. It is envisaged that these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments.

The SAPS' current priorities include organized crime, corruption, drugs, human trafficking, commercial crimes, serious and violent crimes (such as murder, robberies and hijackings) and crimes against women and children. The challenges faced by the SAPS include the number of police, the low morale of the police force and a lack of skills in the police force. However, the SAPS is attempting to tackle all of these challenges.

According to the crime statistics for 2005-2006, released by the SAPS in September 2006, most crimes decreased over this period, including murder, which decreased by 2%, attempted murder, which decreased by 16.6%, rape, which decreased by 1%, and armed robbery, which decreased by 5.6%. However, drug-related crime increased by 13.2%, cash-in-transit heists increased by 74.1% and car hijackings increased by 3.1%, a development which is being addressed by a strategic focus on organized crime.

National Prosecuting Authority

In 2001, the Directorate of Special Operations (DSO), a division of the National Prosecuting Authority known as the Scorpions, was established as a multidisciplinary agency to investigate and prosecute organized crime and corruption. Recently, their mandate has been focused on the four strategic areas of organized crime, organized corruption, serious and complex financial crime, and racketeering and money laundering. In 2005, President Mbeki appointed a commission, the Khampepe Commission, to consider whether the Scorpions should remain an independent crime fighting unit or instead be incorporated with the framework of SAPS. The Khampepe Commission recommended that the DSO should be retained within the National Prosecuting Authority, but that political oversight and responsibility for the law-enforcement component of the DSO be conferred on the Minister of Safety and Security. Prosecutors working for the DSO would continue to receive instructions from the National Director of Public Prosecutions, which would remain accountable to the Minister of Justice and Constitutional Development.

During 2005-2006 DSO personnel successfully completed 243 prosecutions, 318 investigations and 30 so-called ‘‘high-impact’’ investigations/prosecutions, being crimes, such as white collar crime, which impact the macro-economy. During this period, there were 1,117 arrests, searches, seizures and traps, with operational support providing 432 ancillary support activities. The DSO achieved a conviction rate of 82% for the 243 prosecutions finalized during 2005-2006. Through interdiction, R445 million worth of contraband was seized.

The Asset Forfeiture Unit, a division of the National Prosecuting Authority, made approximately 323 seizures and 222 forfeitures from March 31, 2003 to November 30, 2004. Assets valued at nearly R700 million have been placed under restraint over the past five years. During 2003-2004, the unit won 19 out of 23 cases, a success rate of 82.6%. Between 2000 and 2006, more than R1 billion in proceeds from crime was frozen and nearly R100 million paid into the Criminal Assets Recovery Account.

International Relations

After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.

By July 2005, South Africa hosted 113 high commissions and embassies, 53 consulates and 73 honorary consulates, all of which maintain resident missions in South Africa, as well as 22 international organizations. South Africa has 83 embassies/high commissions, 16 consulates and 46 honorary consulates abroad.

South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. Beginning next year, South Africa will take its place as a non-permanent member of the United Nations Security Council for a two-year period.

In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association, the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa has been included in the major fora established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of ‘‘systemically significant’’ countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. South Africa will become the chair of the G-20 with effect from January 1, 2007. It is hoped that the knowledge gained through South Africa's participation will assist in further strengthening the financial sector and improve South Africa's profile as an investment destination.

South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.

South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences. South Africa will also be party to the sixth WTO Ministerial conference taking place in Hong Kong, China in December 2005. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Union to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa's bilateral relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement (TDCA), with effect from May 2004.

South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa's quota in the IMF is SDR1,868.5 million and its 18,935 votes account for 0.88% of the total number of votes. This places South Africa in 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa's current financial position in the IMF reflects no borrowing from the IMF since that date.

South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation, in 1957. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. As of February 2005, the World Bank has approved 13 loans for South Africa for a total amount of approximately U.S.$302.8 million. The World Bank currently has only one active loan in South Africa, the Municipal Financial Management Technical Assistance Project (MFMTAP), which was approved in 2002 for an amount of U.S.$15 million.

South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank's concessional lending window. South Africa contributed R27.7 million to the IDA in January 2006. It is anticipated that, in 2006-2007, a further contribution of R121.7 million will be made to fund South Africa’s obligation in terms of this multilateral debt relief initiative.

South Africa is a member (and the first chair) of the New Partnership for Africa's Development (NEPAD), a policy framework for Africa's development approved by several African leaders in 2001. NEPAD's primary objectives include eradicating poverty, placing African countries, both individually and collectively, on a path of sustainable growth and development, halting the marginalization of Africa in the globalization process and enhancing integration into the global economy, as well as accelerating the empowerment of women. South Africa is playing a significant role in the institutionalization of NEPAD, in that along with Algeria, Egypt, Nigeria and Senegal, South Africa was mandated by the Organization of African Union (OAU) to develop an integrated socio-economic development framework for Africa. South Africa played a leading role in the formation of the present African Union (AU) and hosts the AU's Pan-African Parliament, which was opened in September 2004, in Gauteng Province.

South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF and discussions with the Group of Eight Industrialized Countries (G-8) at their summits. South Africa participated in the G-8 summit in Gleneagles in 2005 as the G-8 leaders met with African leaders to discuss issues surrounding Africa.

Regional Arrangements

South Africa is a member of the Southern African Customs Union (SACU). In addition to South Africa, the SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries' imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments. Due to the unavailability of timely import statistics, payments to the BLNS countries are based on the import statistics of the previous two years.

SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, thereby formalizing its hitherto unofficial membership. In 1993, Namibia introduced its own currency, the Namibian Dollar, which is linked to the South African Rand. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa's CMA partners may approach the South African Reserve Bank for short-term financial assistance. They also have access to South Africa's foreign exchange markets.

By virtue of the CMA, South Africa's monetary policy also applies, in practice, to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the Rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The Rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of Rand holdings.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lethoso, Malawi, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa's mandate is to facilitate the process of ‘‘community building’’ in the region through gradual, progressive integration of the region's financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.

Since 1995, the South African Reserve Bank has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area by 2008, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.

An agreement was reached in 1995 regarding South Africa's membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB's share capital, and announced its intention to acquire additional shares in the future so that its shareholding was more commensurate with the relative size of its economy. In August 2001, South Africa increased its shareholding to approximately 4% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. As at March 31, 2005, total contributions by South Africa to the ADF were 9,702,488 Units of Account (the reporting currency of the ADB), which was approximately equivalent to R91,397,533.98 at then prevailing exchange rates.

Development Finance Institutions

Development Finance Institutions (DFIs), such as the Industrial Development Corporation (IDC), Khula Enterprise Finance and the National Empowerment Fund, are state-owned institutions, which aim to promote economic growth and industrial development. Although state-owned, they function as private enterprises, following normal company policies and procedures in their operations, paying income tax at corporate rates and dividends to their shareholder. The IDC, one of the most important DFIs, was established in 1940. The IDC's mandate now includes the rest of the African continent and it is active throughout the entire region. Among other achievements, the IDC has established a R50 million fund to help communities obtain shareholding in IDC projects and, ultimately, to facilitate socio-economic development related to projects.

HIV and AIDS

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question, which include the Department of Health and Statistics South Africa. According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey in 2005, there were an estimated 5.54 million HIV positive people in South Africa in 2005. This figure includes approximately 2.94 million women between the ages of 15 to 49 and 1.96 million men between the ages of 15 to 49. However, Statistics South Africa has estimated that the number of infected people is 5.2 million, on the basis of the census and other surveys at present (2006).

According to the 2005 Ante-Natal Care (ANC) Report, the national HIV prevalence among pregnant women is 30.2% compared to 29.5% in 2004. The ANC report further indicates youth HIV prevalence (15+years) is estimated at 16.2%, compared to 18% in the general population. The ‘‘Mortality and Causes of Death in South Africa’’ report based on the StatsSA study of about three million death notification forms received by the department of home affairs, South Africa’s adult death rate had risen by 62% in the five years between 1997 and 2002.

The social and economic impact of the HIV and AIDS epidemic on South Africa is clear and the National Government has made the curtailment and treatment of this disease a high priority. As part of the implementation of the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet approved the Comprehensive HIV & AIDS Care Management and Treatment Plan for South Africa. This plan includes the establishment of sites providing a comprehensive range of services, as well as antiretroviral (ARV) treatment for all infected South Africans. It also calls for the expansion of programs aimed at boosting the immune system and slowing down the effects of HIV infection; improved treatment of those who are infected, but have not reached the stage at which they require ARV drugs; an enhanced prevention campaign; sustained education and community mobilization program, including intensified support for families affected by HIV and AIDS, and; a public education campaign to educate infected South Africans about their condition and its treatment.

Implementation of the Comprehensive HIV & AIDS Care Management and Treatment Plan has so far achieved:

•	Improved access to HIV testing, counseling and care;

•	Measures to prevent mother-to-child transmission of HIV;

•	Distribution of 11 million educational booklets; and

•	Distribution of 348 million male condoms in 2004-2005 with an estimated distribution of 425 million in 2005-2006.

By beginning June 2006, 175,000 patients were on treatment in 193 sites across each of the 53 health districts and 50,000 are on treatment in the private sector. The accumulative number of both children and adult patients put on antiretroviral therapy by September 2006 was 213,828. The number of patients initiated on ART has therefore increased by 35,193 in a three months period from 178,635 at the end of June 2006 to 213,828 at the end of September. This increase represents an average of more than 11,000 patients being put on treatment every month making the South African programme the fastest growing ART programme in the world. The growth in the uptake is largely attributed to an increase in the number of facilities providing ART from 251 in June 2006 to 273 in September 2006.

By December 2005, 77% of public health facilities in South Africa offered Prevention of Mother to Child Transmission services (PMTCT), an improvement of some 88% over the previous year. By end October 2006, it was clear that the PMTCT programs have been uneven, with some provinces showing positive trends, while others have performed dismally. Although the PMTCT is available at 80% of fixed health facilities, coverage of target population remains high. The prevalence of HIV among the antenatal care clinic attendees indicates that large numbers of babies are at risk of infection by their mothers. In 2005, a national household survey estimated that 3.3% of children aged 2-14 years are HIV positive. Yet only about half of all pregnant women receive an HIV test and only 13% of those who are HIV positive receive anti-retroviral prophylaxis to help prevent their babies becoming infected. By December 2005, 88% of public health facilities offered Voluntary Counseling and Testing services (VCT) which is a marked improvement from the 64% of facilities offering these services in the previous year and by October 2006, access to VCT services in South Africa’s health facilities had reached almost 80% nationally, although these facilities have not seen any serious uptake of such services.

In February 2006, the Department of Health released its Strategic Plan for 2006-2007 – 2008-2009, which highlighted the various areas in which government intends improving health care. In particular, 2006 has been declared the year of accelerated prevention of HIV, and the strategy to be adopted for 2006-2007 and beyond will include intersectoral and health related aspects, placing greater focus on issues such as promoting development, alleviating poverty and addressing gender inequalities as well as expanding medical treatment and counseling.

The continued implementation of the Comprehensive HIV & AIDS Care Management and Treatment Plan will require the recruitment of thousands of health professionals and an extensive training program to ensure health workers' safe, ethical and effective use of medicines. The total Budget for HIV & AIDS programs in all Government departments is R11.2bn. The Department of Health Budget allocation increased from R264m in 2001 to R2.8bn in 2007-2008.

In February 2006, the Department of Health submitted the second South African Progress Report on Declaration of Commitment on HIV and AIDS 2005 (the Progress Report) to the United Nations General Assembly. The Progress Report details the progress that has been made in South Africa to deal with HIV and AIDS.

THE SOUTH AFRICAN ECONOMY

Overview

General

South Africa has the most developed, and by far the largest, economy in Sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined. Its GDP comprised more than one third of the combined GDP of all of Sub-Saharan Africa in 2004.

The finance, insurance, real estate and business services sector currently accounts for more activity than any other sector in the South African economy, having surpassed the abundant mineral energy resources sector which previously formed the core of the country's economic activity. In the post apartheid era, the National Government has focused on controlling the deficit while striving to increase spending on social programs to combat the inequalities of the previous dispensation. Under the leadership of the Deputy President, work is currently in progress on the ‘‘accelerated and shared growth initiative ‘‘AsgiSA’’ which addresses the constraints to more rapid expansion of output and income, and reinforces measures aimed at broadening employment and economic participation.

The South African economy varies widely, ranging from ‘‘first-world’’ levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which government expenditure was channeled to Whites in preference to other racial groups. For example, according to the 2001 census, which is the most recent nation-wide census undertaken, unemployment among the White population was 6.3%, whereas the unemployment rate among the Black population was 50.2%. However, there is a small but rapidly growing Black middle class. Research indicates that the number of Black households earning over R153,600 a year (after adjusting for inflation) has risen by 368% from 120,000 to 444,000 between 1998 and 2004. The National Government continues to seek measures to redress imbalances in the economy through various initiatives, including its policy of broad based black economic empowerment. See ‘‘Republic of South Africa — Broad Based Black Economic Empowerment.’’

While it is the National Government's view that increasing the level of Black ownership in corporate South Africa is critically important, building the economy, increasing production, raising employment, developing young Black managers and investing in skills development, inter alia, are considered just as essential in shaping the economic transformation of South Africa, and so the National Government has applied a holistic approach towards the economic transformation of South Africa.

GDP

The South African economy, which experienced an average real GDP growth rate of approximately 1% per year from 1985 to 1994, began to experience significant growth from 1994 onwards. Growth in real GDP in 2000 accelerated to 4.2% (the highest growth since 1996), averaged 2.7% in 2001, and picked up again to average 4.9% in 2005 (the highest growth since 1984). Growth averaged an annualized 4.1% for the first half of 2006, compared to the equivalent period in 2005 (year-on-year of non-annualized rates are 3.8%).

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	2001	2002	2003	2004	2005	2006*
Nominal GDP (millions of Rand) at market prices	1,020,007	1,168,778	1,257,026	1,386,658	1,523,255	1,642,213	*
Real GDP (millions of Rand) at 2000 prices	947,373	982,327	1,011,556	1,056,771	1,108,255	1,141,996	*
Real GDP Growth (percentages)	2.7	3.7	3	4.5	4.9	4.1	*
Population (million)	44.5	45.3	46.1	46.7	47.4	47.4
Per Capita GDP (nominal)	22,899	25,780	27,294	29,684	32,166	34,646	*
Per Capita GDP (real)	21,269	21,667	21,964	22,622	23,403	24,093	*

*	First half, annualized.

Source: South African Reserve Bank and Statistics South Africa.

GDP and Expenditures
(at constant 2000 prices)

	2001	2002	2003	2004	2005	2006(3)
	(millions of Rand)
Real GDP at market prices	947,373	982,327	1,011,556	1,056,771	1,108,255	1,141,996
Add: Imports of goods and services	230,254	241,914	263,318	300,344	330,625	367,850
Total supply of goods and services	1,177,627	1,224,241	1,274,874	1,357,115	1,438,880	1,509,846
Less: Exports of goods and services	261,541	262,938	263,653	270,214	288,190	285,409
Total goods and services available for domestic expenditure	916,086	961,303	1,011,221	1,086,901	1,150,690	1,224,437
Domestic Expenditure
Final consumption expenditure by households	601,090	620,159	641,616	683,295	730,330	768,213
Final consumption expenditure by general government(1)	172,573	180,518	192,287	205,551	216,992	227,801
Total Final consumption expenditure	773,663	800,677	833,903	888,846	947,322	996,014
Gross fixed capital formation	144,548	149,895	162,266	177,953	194,277	207,808
Change in inventories	1,311	6,782	9,152	14,509	8,499	13,896
Residual item(2)	(3,436)	3,949	5,900	5,593	592	6,719
Total gross domestic expenditure	916,086	961,303	1,011,221	1,086,901	1,150,690	1,224,437

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)	First half of 2006, seasonally adjusted and annualized.

Source: South African Reserve Bank.

GDP and Expenditures as Percentage of Real GDP
(at constant 2000 prices)

	2001	2002	2003	2004	2005	2006(3)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	24.3	24.6	26.0	28.4	29.8	32.2
Total supply of goods and services	124.3	124.6	126.0	128.4	129.8	132.2
Less: Exports of goods and services	27.6	26.8	26.1	25.6	26.0	25.0
Total goods and services available for domestic expenditure	96.7	97.9	100.0	102.9	103.8	107.2
Domestic Expenditure
Final consumption expenditure by households	63.4	63.1	63.4	64.7	65.9	67.3
Final consumption expenditure by general government(1)	18.2	18.4	19.0	19.5	19.6	19.9
Total final consumption expenditure	81.7	81.5	82.4	84.1	85.5	87.2
Gross fixed capital formation	15.3	15.3	16.0	16.8	17.5	18.2
Change in inventories	0.1	0.7	0.9	1.4	0.8	1.2
Residual item(2)	(0.4)	0.4	0.6	0.5	0.1	0.6
Total gross domestic expenditure	96.7	97.9	100.0	102.9	103.8	107.2

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)	First half of 2006, seasonally adjusted and annualized.

Source: South African Reserve Bank.

Total gross domestic expenditure increased by 7.5% in 2004 and by 5.9% in 2005. Favorable interest rates, real wage growth and a relatively strong currency contributed to continued robust growth in real gross domestic expenditure of 7.7% during the first half of 2006, when compared to the same period in 2005. Growth in real gross domestic expenditure has accelerated in recent quarters as interest rates remained low and real household disposable income growth has accelerated from an annualized rate of 6.4% in the second half of 2005 to 6.9% in the first half of 2006. This is roughly similar to the growth rate registered in the previous upward phase from 1993 to 1996. During such periods, real gross domestic expenditure generally increased at a faster pace than real gross domestic product. Although the growth rate in these spending categories slowed down, activity levels were still comparatively high. In addition, the pace of real inventory investment increased from the second half of 2005 to the first half of 2006. Growth in real final consumption expenditure by general government accelerated from 4.9% in the second half of 2005 to 7.1% in the first of half of 2006.

Growth in real final consumption expenditure by households accelerated from 6.5% in 2004 to 6.9% in 2005. Household consumption spending grew by 6.8% in the first half of 2006, a decrease relative to the growth of 7.0% recorded in the second half of 2005. Households are taking advantage of the favorable credit environment to increase spending on durable and semi-durable goods. Household consumption spending accounted for 63.5% of GDP in 2005 and is the largest component of GDP.

Growth in real final consumption expenditure by general government accelerated from approximately 4.6% in 2002 to approximately 6.5% in 2003 and to approximately 6.9% in 2004, receding to approximately 5.6% in 2005 before rebounding to 7.1% year-on-year in the first half of 2006. Government spending was boosted by a purchase of four multi-purpose maritime helicopter-carrying ships as part of the National Government's strategic armaments procurement program. Excluding these items of military expenditure, the growth in real final consumption expenditure on non-wage goods and services remained particularly high.

Government expenditure on real compensation of employees has been contained at growth rates which have been generally below 1% since 1997. This is indicative of the efforts to maintain fiscal discipline. The ratio of compensation of employees to total final consumption expenditure by general government declined from around 70% in 2000 to 58% in 2004 and 57% in the first half of 2005. The bias towards expenditure on non-wage goods and services, such as medical supplies and textbooks, is consistent with the government's policy of improving the general quality of public-sector delivery. Overall, final consumption expenditure by general government as a percentage of gross domestic product increased from 19.7% in 2004 to 20.2% in 2005, and to 20.7% in the first half of 2006.

Real gross fixed capital formation expanded by 8.6% in the first half of 2006 relative to the same period in 2005, reflecting sustained high levels of business confidence and the expectation of favorable economic conditions in the years ahead. Private investment has also remained robust, increasing by 9.4% year-on-year in the first half of 2006 from 9.8% year-on-year in the second half of 2005. Real gross fixed capital formation by public corporations increased by 6.5% in 2004, 22.2% in 2005, and 15.8% in the first half of 2006. Investment by public corporations is expected to remain strong over the medium term as various projects are planned. Transnet Ltd. (Transnet), the state-owned transport company, is planning for capital projects over R40 billion in the years ahead. Real gross fixed capital formation by the general government accelerated by 3.1% year-on-year in 2005 but declined by 0.2% year-on-year in the first half of 2006. The ratio of gross fixed capital formation to GDP was 17.2% in 2005.

Real inventories were equal to R14.5 billion in 2004, and R8.5 billion in 2005. Real inventories for the first half of 2006 were equal to an annualized R13.9 billion, the decrease reflecting the pressures from strong domestic demand. The slower pace of inventory accumulation in the first half of 2005 was widespread throughout all the main sectors of economic activity. Real inventory investment in the manufacturing sector, for example, slowed down as sales were partly satisfied by drawing down inventories while production lagged behind. As a consequence, the ratio of industrial and commercial inventories to non-agricultural gross domestic product slipped from 15.5% in the second half of 2004 to marginally below 15.5% in the first half of 2005.

Total compensation of employees increased by 8.1% in 2004 and 3.7% in 2005. South Africa's savings ratio (gross saving as a percentage of GDP) declined from 14.2% in 2004 to 14.0% in 2005. During the first half of 2006, it declined further to 13.4%.

After taking into account cash-flow adjustments (i.e. transactions recorded as a result of timing differences between the recording of transactions and bank clearances, and late departmental requests for funds), the National Government's cash-flow deficit amounted to R15.9 billion in fiscal 2004-2005. A year earlier, the cash-flow deficit stood at R28.4 billion. The budget deficit for the 2005-2006 fiscal year was equal to 0.3% of GDP, lower than initially budgeted for mainly due to strong revenue collections. It is estimated that the budget deficit for the 2006-2007 fiscal year will be slightly higher at 0.4% of GDP.

2010 FIFA World Cup

Almost R15 billion of the proposed R80 billion increase in National Government spending over the next three years will go to 2010 FIFA World Cup major capital projects.

The R14.9 billion to be spent on preparations for the 2010 tournament is to be split between the building and/or upgrading of 10 stadiums in the nine host cities, on the one hand, and their surrounding infrastructure, with a special focus on transport, on the other. These amounts will be complemented by contributions from local government and other partners. The Local Organizing Committee is putting in place a framework to fast-track the construction of these stadiums to ensure that key facilities will be in place by mid-2009, when South Africa hosts the FIFA Confederations Cup.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA) and the percentage increase in GVA for the periods indicated.

Real Gross Value Added By Sector
(at basic prices)

	2003	2004	2005	2006(1)	Contribution in 2006
	(millions of Rand)
Manufacturing	166,405	174,036	181,137	186,466	17.94%
Finance, insurance, real estate and business services	187,062	201,170	216,632	226,896	21.82%
General government(2)	134,915	136,376	138,373	139,792	13.45%
Wholesale and retail trade, catering and accommodation	136,138	143,931	152,712	160,147	15.40%
Transport, storage and communication	98,864	103,380	109,188	113,838	10.95%
Mining and quarrying	66,502	68,356	69,989	68,531	6.59%
Agriculture, forestry and fishing	27,700	27,223	28,684	26,474	2.55%
Electricity, gas and water	23,151	23,698	24,082	24,530	2.36%
Construction (contractors)	25,053	27,725	30,511	33,345	3.21%
Other producers & services	56,073	56,841	58,270	59,640	5.74%
Gross value added at basic prices	921,863	962,736	1,009,578	1,039,657	100.00%

Real Gross Value Added By Sector
(year-on-year percentage change)

	2001	2002	2003	2004	2005	2006(1)
Manufacturing	3.2	2.8	-1.4	4.6	4.1	4.5
Finance, insurance, real estate and business services	8.2	6.3	4.1	7.5	7.7	5.8
General government(2)	-0.9	0.9	1.4	1.1	1.5	1.3
Wholesale and retail trade, catering and accommodation	1.9	2.3	6.5	5.7	6.1	6.6
Transport, storage and communication	5.9	9.0	5.9	4.6	5.6	5.5
Mining and quarrying	-0.1	1.0	4.0	2.8	2.4	-2.9
Agriculture, forestry and fishing	-3.3	6.5	-2.1	-1.7	5.4	-13.4
Electricity, gas and water	-3.7	3.5	1.9	2.4	1.6	2.1
Construction (contractors)	4.9	5.8	6.9	10.7	10.0	11.4
Other producers & services	2.2	2.5	4.1	1.4	2.5	3.1
Gross value added at basic prices	2.9	3.8	3.0	4.4	4.9	3.7

(1)	The first two quarters of 2006 compared to the first two quarters of 2005.

(2)	Included in the personal services sector.

Source: South African Reserve Bank.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.

The finance, insurance, real estate and business services sector recorded an increase of 7.5% (seasonally adjusted and annualized) in the first half of 2006. This increase was mainly driven by increase in the real output of banks and other financial intermediaries on the back of firm domestic demand and high levels of business and consumer confidence. Strong performance of the real estate industry has also been one of the largest contributors to the growth.

According to the Quarterly Employment Statistics (QES) surveys published by Statistics South Africa, which survey enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,559,000 persons in the quarter ended December 2005 and 1,551,000 persons in the first quarter of 2006. However, the six-monthly Labour Force Survey (LFS) published by Statistics South Africa, which is compiled from a 30,000 household survey, shows just 1,194,000 persons employed in the sector as at the end of March 2006.

The sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See ‘‘Monetary and Financial System — Structure of the Banking Industry.’’

The finance, real estate, insurance and business services sector recorded increases in seasonally adjusted annualized real value added of 8.6% and 4.2% in the first and second quarters of 2006, respectively.

The stronger growth was primarily driven by buoyant demand in the real estate sector, especially in the lower and middle range of the property market, and further enhanced by improved financial market performance with higher trading volumes registered on the JSE. Banks benefited from stronger revenue flows generated in a low interest rate environment, with record vehicle sales and strong gains in property prices in 2005. Output growth in the banking sector increased from the second half of 2005 to the first half of 2006.

The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see ‘‘Republic of South Africa — Broad Based Black Economic Empowerment’’ and ‘‘Monetary and Financial System — Financial Sector Charter.’’

Manufacturing

Manufacturing is South Africa's second largest income-generating sector. The sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.

The sector has enjoyed average growth in gross value added of 3.6% since 2000 and has shown a remarkable ability to weather external shocks and adapt to a more competitive environment. This is highlighted by the sustained growth in output and gross value added through 2005 and the first half of 2006, where gross value added increased by 4.1% in 2005 and an annualized 3.6% for the first half of 2006. This growth is driven by strong domestic demand, as well as increased export demand experienced by certain manufacturing sub-sectors, notably transport equipment, paper and packaging materials and furniture. However, other industries face significant import competition, namely consumer electronics, light manufacturing and the cut-and-trim industries.

The growth in the real value added by the manufacturing sector slowed down in the first half of 2006. Following a rate of increase of 4.7% in the second half of 2005, growth slowed to an annualized rate of 3.6% in the first half of 2006. Subdued output was particularly evident in the sub-sectors that manufacture textiles and clothing, basic iron and steel, and wood and wood products. By contrast, vehicle manufacturers performed well as the domestic and global demand for South African manufactured vehicles continued to remain strong.

The relatively slow growth in the real value added by the manufacturing sector during the first half of 2006 partly reflected levels of the exchange rate of the Rand at which some manufacturers apparently found it difficult to remain competitive, either against imports or in the export market. These difficulties were aggravated by a deceleration in real domestic expenditure growth.

The manufacturing sector has seen a surge in investment since 2003. Investment increased by 11.1% and 11.4% in 2004 and 2005 respectively, and by a further 10.0% during the first half of 2006. The increase in investment over the last two and a half years has been the driving force behind the growth in output as the sector increases capacity to satisfy strong domestic and export demand for transport equipment, paper and packaging, plastics and mining equipment.

It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government's encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country's natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country's international competitiveness by removing anti-export bias and logistical constraints.

These policies have been reasonably successful, with manufacturing exports increasing over the last four years. Exports increased by 22.2% between 2001 and 2005, despite strengthening of the Rand beginning in 2002. Manufacturing accounts for a significant share of total exports: 64.1% in 2005. In 2005, the sub-sector share of manufacturing exports was dominated by basic metals and machinery (37.8%), petroleum, chemicals and plastics (19.1%) and transport equipment (18.0%).

According to the QES surveys, the manufacturing sector employed 1,193,000 persons at March, 2006 and 1,197,000 persons at June 30, 2006. However, the LFS for the six months ended March 2006 shows 1,726,000 persons employed in the manufacturing sector, which is 44.7% higher than the QES survey results for the same period. The QES survey for the quarter ended June 2006 remained almost unchanged as compared to the QES results for the prior quarter.

The following table sets forth the composition of manufacturing value added by sector for the periods indicated. More recent data is not currently available.

Composition of Manufacturing Value Added
(at basic prices)

	2000	2001	2002	2003	2004	% of 2004 total
	(millions of Rand)
Manufacturing	159,106	164,131	168,729	166,405	174,036	100.0%
Metals, metal products, machinery and equipment	30,313	30,875	34,777	34,456	35,833	20.6%
Petroleum products, chemicals, rubber and plastic	38,222	40,140	39,550	39,478	40,714	23.4%
Food, beverages and tobacco	24,614	25,582	26,094	24,990	25,889	14.9%
Furniture; other manufacturing(1)	14,743	15,348	15,092	15,264	16,356	9.4%
Wood and paper; publishing and printing	16,839	16,605	16,614	16,381	17,430	10.0%
Transport equipment	14,380	16,134	15,925	15,271	16,349	9.4%
Textiles, clothing and leather goods	7,793	7,503	8,108	7,919	8,570	4.9%
Other non-metal mineral products	4,900	4,989	5,470	5,446	5,590	3.2%
Electrical machinery and apparatus	5,204	5,133	5,079	5,084	5,097	2.9%
Radio, TV, instruments, watches and clocks	2,098	1,822	2,020	2,116	2,208	1.3%
GDP at market prices	922,148	947,373	982,327	1,011,556	1,056,771	—

Note:— Figures may not total due to rounding.

(1)	Includes estimates of the informal sector.

Source: Statistics South Africa.

Metals, Metal Products, Machinery and Equipment

The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. The manufacturing of machinery and transport equipment contributes significantly less to South Africa's manufacturing output than the global average for such contributions. The shortfall is made up by imports.

This sector, especially the heavy engineering industry, has benefited from the construction boom in South Africa over the past two years and is expected to continue to grow as the state-owned enterprise expansion plans, construction of the Gautrain rail link between Johannesburg and Pretoria and the improvement of facilities for the FIFA World Cup in 2010 get underway.

The metallic products sector contributed approximately 20.6% of the GDP of the manufacturing sector in 2004 and was the second largest contributor to the value-added of total manufacturing. This sector also accounted for approximately 19.3% of the manufacturing industry's total employment as of June 2004.

Growth in this sector amounted to 4.0% in 2004, supported by fiscal measures including, for example, the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Program to the automotive sector.

Petroleum Products, Chemicals, Rubber and Plastic

The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the state-owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

In 2004, this sector contributed 23.4% of the value added of the manufacturing sector and was the largest contributor to the value added of total manufacturing. As of June 2004, this sector accounted for 15.6% of total manufacturing sector employment.

Food, Beverages and Tobacco

The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. In 2004, the sector contributed approximately 14.9% of the value added of the manufacturing sector and, as of June 2004, accounted for approximately 13.1% of the sector's total employment.

The industries in this sub-sector face significant export opportunities in the fruit and horticulture industries, whilst the wine industry is diversifying its export markets by targeting the US, Chinese and Japanese markets. Aqua and marine culture are fledgling industries in South Africa with the potential to be a job creator in rural areas.

Furniture; Other Manufacturing

This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. In 2004, this sector contributed approximately 9.4% of the manufacturing sector's GDP and, at June 2004, represented 7.5% of the manufacturing sector's total employment.

Wood and Paper; Publishing and Printing

In 2004, this sector contributed 10.0% of the value added by the manufacturing sector and, at June 2004, accounted for approximately 12.7% of total employment in the manufacturing sector. The major sub-sector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See ‘‘The External Sector of the Economy — Foreign Trade — South Africa's Commitment to the WTO.’’

Transport Equipment

This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.

Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry's regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets have been established. In addition, South Africa is now the sole producer of all BMW 3 Series right-hand drive vehicles.

This sector has benefited from fiscal incentives such as the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Program to the automotive sector.

In 2004, approximately 9.4% of manufacturing sector value added was generated in the transport equipment sector, which, at June 2004, accounted for 7.6% of total manufacturing sector employment.

Textiles, Clothing and Leather Goods

This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2004, the textiles, clothing and leather goods sector contributed 4.9% to the value added generated by the manufacturing sector and, as of June 2004, employed approximately 14.7% of the manufacturing sector's total labor force.

Other Non-Metal Mineral Products

This sector comprises the manufacture of pottery, china and earthenware, glass, glassware products and other products such as clay, cement, concrete, gypsum and plaster.

The sector has benefited greatly from the construction boom, with cement producing firms announcing substantial investment in production capacity. The supply of building materials, particularly bricks and cement is strained due to limited capacity among key producers. Cement production capacity is 14.2 million tons per year and demand is expected to increase to 17 million tons per year by 2010. The three large cement manufacturers aim to spend a total of R4.4 billion on expansion to meet rising cement demand.

In 2004, approximately 3.2% of manufacturing value added and 5.0% of manufacturing employment was generated in this sector.

Electrical Machinery and Apparatus

This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment. This sector is poised to benefit from the electricity expansion projects in the medium term. This sector contributed approximately 2.9% of the manufacturing sector value added in 2004 and 2.6% of total manufacturing sector employment at June 2004.

Other Manufacturing Industries

This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector. The sector as a whole accounted for approximately 10.7% of the manufacturing sector's value added in 2004.

Personal Services

The personal services sector, formerly referred to as the community, social and personal services sector, includes general government services and other service providers. This sector contributed 17.9% to GDP in 2004. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the personal services sector increased by 3.1% in the first half of 2006 compared to 2.9% in the same period in 2005.

According to QES surveys, the personal services sector showed a 2.7% increase in employment between the quarters ended March 2006 and March 2005 (from 1,793, 000 persons to 1,842,000 persons). However, according to the LFS for the six months ended March 2006, the number of people employed in the personal services sector was 2,183,000 which is a 21,7% increase on the QES results.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Growth in the real value added by this sector comfortably exceeded overall economic growth between 2003 and 2005, increasing by 5.7% in 2004, 6.1% in 2005 and 6.6% in the first half of 2006.

According to QES surveys, the wholesale and retail trade and catering and accommodation sector employed 1,409,000 persons in the quarter ended June 2006, a 2% increase when compared to the same period the previous year.

Wholesale and Retail Trade

This sector contributed 14.6% of gross value added in 2005 and 19% of formal sector employment as of June 2006 employing approximately 1.4 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and this has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. Following recent interest rate cuts, this sector has benefited from a surge in retail spending, as well as from the growth in consumer disposable income.

The growth in real disposable income, increasing access to credit and generally lower inflation expectations have driven the strong increase in sales enjoyed by this sector in recent years.

South African wholesalers and retailers continue to expand their operations into the African market, investing significant amounts to develop new logistics and store networks in countries such as Zambia, Tanzania and Kenya. Zambia is a substantial importer of South African goods, having accounted for some R5.6 billion in 2003. Zambian imports into South Africa amounted to R3.4 billion for the same year. The trade balance between South Africa and Tanzania is strongly in South Africa’s favor, with South African exports amounting to R1.8 billion in 2003, as compared with R136 million worth of imports from Tanzania. The trade balance between South Africa and Kenya is relatively equitable with exports to Kenya amounting to R2.2 billion, as compared with R2.1 billion worth of imports, in 2003. Further afield, South African companies have recently exploited opportunities in the Indian and Australian wholesale and retail markets.

Catering and Accommodation Services

Due to its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

The South African tourism sector recorded its highest number of foreign tourist arrivals in 2005 as the 7 million-visitor barrier was broken. Altogether 7.36 million foreign visitors came to South Africa in 2005, spending approximately R53.4 billion in 2005 compared to some 6.7 million foreign visitors in 2004.

Preparations are also well underway for the 2010 FIFA World Cup, with the bulk of the work taking place in the nine host cities.

Tourism employed 3% of South Africa’s workforce and is regarded as potentially the largest provider of jobs and earner of foreign exchange. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.

Transport, Storage and Communications

The transport, storage and communication sector's gross value added growth was 5.5% (seasonally adjusted and annualized) in the first half of 2006. Firm growth in the cellular telephone industry contributed extensively to overall sector growth, as did growth in the transport sector, which was strengthened by an increase in imports. Overall real growth in the transport, storage and communication services sector slowed down to an annualized rate of 5.5% in the first half of 2006, compared with a rate of 6.2% in the second half of 2005.

According to QES surveys, the transport, storage and communication sector employed 306,000 persons in the quarter ended March 2006 and 311,000 persons in the quarter ended June 2006 (a 1.7% increase). According to the LFS for the six months ended March 2006, however, the number of people employed in the sector was 555,000.

Transport and Storage

South Africa's modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa. Transnet, South Africa’s state-owned transport utility, controls all South African railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. The utility has made significant progress in hiving off non-core assets such as South African Airways to other government departments as well as privatizing assets that do not fit into its new freight logistics-focused business model. By the end of 2007, Transnet is expected to consist only of its core business interests, namely, a railway and logistics division, Spoornet, pipelines for the conveyance of petroleum products, Petronet, port terminal and cargo operations, South African Port Operations and its port infrastructure and a marine related services division, the National Ports Authority.

Transnet's multi-modal transportation operations, its total number of employees (approximately 100,592 in 2004) its fixed assets (approximately R72.6 billion in 2005) and its turnover (R46.3 billion in 2005) make the company one of the country's largest businesses. A number of countries in southern Africa use the

South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. It is also charged with raising the finance required to develop and manage the road network, an asset estimated to be worth R40 billion. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national road network of 9,600 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The South African Rail Commuter Corporation, Metrorail and the taxi industry provide commuter transport. There are close to 127,000 minibus-taxis in South Africa, which provide nearly 68% of the 2.5 billion annual passenger trips in urban areas and a high percentage of rural and intercity transport. The Taxi Recapitalization Programme (TRP), a coordinated National Government and taxi industry initiative, aims to replace the current ageing fleet of minibus-taxis. The TRP rollout strategy comprises:

•	Introduction of safety requirements for the new taxi vehicles;

•	Scrapping of existing vehicles;

•	Effective regulation of the taxi industry;

•	Effective law enforcement in respect of public transport; and

•	Empowerment of the taxi industry.

In 2006, the Department of Transport announced the preferred bidder, the Siyazi Consortium, for the contract to operate the Scrapping Administration Agency which will be responsible for the scrapping of South Africa’s taxi fleet.

R54 million has been rolled over for service providers currently assisting the department with the rollout and the implementation of the taxi recapitalization program and for the provinces to finalize the permit conversion process. R150 million has been rolled over for the scrapping of a higher than envisaged number of old taxi vehicles.

The national and local railway network consists of approximately 32,000 kilometers of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.

The Department of Transport has embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. As a first step, urgent action has been taken to streamline decision-making and ensure efficiency of the passenger rail services in the country by authorising a consolidation of the South African Rail Commuter Corporation (SARCC), its commuter services operator, Metrorail and the long distance rail operator, Shosholoza Meyl. In the last 10 years, approximately R1.1 billion has been invested to refurbish and remodel 150 of the main commuter stations and to build seven new stations. In addition, the SARCC is currently extending a commuter rail line in Cape Town by 4.5 km and building two new stations at a cost of R280 million. In terms of the 2010 FIFA World Cup, infrastructure improvements in excess of R1 billion have been approved for implementation.

A further R700 million has been invested in the repair and replacement of signaling and power infrastructure, and R4.5 billion was spent in improving the existing fleet of engines and rebuilding trains. The rebuilding program currently receives about R1 billion a year from the National Budget which is set to increase to R2 billion in the 2008-2009 financial year. The National Government has also funded the R21.9 billion Gautrain rail link between Johannesburg and Pretoria. This project has commenced and it is envisaged that it will take approximately 45 months to complete.

South African Airways (SAA) provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA became the first airline in Africa to join the 18-member group Star Alliance in April 2006. SAA also provides regular service between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition both domestically and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. There are now 21 scheduled domestic airlines licensed to provide air services within South Africa.

The airport infrastructure in South Africa consists primarily of 10 airports, which collectively accommodate approximately 26.6 million total passengers per year. Most of the airports are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. (ACSA). Previously the sole shareholder of ACSA, the South African Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005, the Public Investment Corporation Ltd. (PIC), a body charged with the administration of the state's pension fund, purchased ADR’s 20% equity stake for R1.67 billion. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country's airport infrastructure.

Approximately 98% of the country's exports are conveyed by sea. During 2005 approximately 13, 927 vessels with an aggregate tonnage in excess of 256 million gross tons called at South African ports. The cargo handled by all South African ports totaled 173 million tons and 3 million 20-foot equivalent units.

The privately owned South African Marine Corporation and Unicorn are the country's largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world. The National Ports Authority of South Africa was established in 2001 as a result of the restructuring of Transnet's former subsidiary, Portnet. Portnet's operations are now carried out by two distinct entities – the National Ports Authority of South Africa and South African Port Operations. The National Ports Authority owns all eight of South Africa's commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while South African Port Operations operates the cargo terminals at the ports.

In contrast to the communications sub-sector, growth in the real value added by the land transport sub-sector lost momentum, plagued by industrial action at some freight companies, in the first quarter of 2006.

Communications

The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd. (SAPO) is responsible for postal services, and Telkom SA Ltd. (Telkom) provides telecommunications services.

SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.

In the 2001-2002 fiscal year, the National Government re-introduced the subsidy program for the Post Office, which had been inactive since March 2001, with an initial allocation of R600 million. A further R300 million per year has also been allocated for the 2004-2007 term.

The Post Office handles more than 104 million transactions at its retail outlets during the year. There are approximately 2,580 postal outlets and 26 mail processing centers in South Africa providing a full range of domestic and international postal services.

Telkom, the privatized telecommunications company, is one of the largest organizations in Africa. As of March 2006, Telkom had approximately 4.7 million fixed-line customers, 19 million mobile customers in South Africa, 4.4 million mobile customers in the rest of Africa, 284,908 internet customers, assets in excess of R57 billion and annual revenues of R47 billion. As of March 2006, Telkom had 25,575 employees in its fixed line business. In fiscal year 2005-2006, approximately R4.9 billion was spent on fixed line capital expenditure.

In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. Telkom is listed on the JSE and the New York Stock Exchange. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As at June 2006 the PIC held 16.1% of Telkom’s issued ordinary shares, which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market, the Elephant Consortium owned 6.9% of Telkom’s issued ordinary shares, and the National Government owned 38% of Telkom’s issued ordinary shares. See ‘‘Public Finance — Public Enterprises.’’

The Telecommunications Amendment Act of 2001 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa (SNO), thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company is to compete with the incumbent Telkom on most of the services that Telkom provides. Neotel currently provides wholesale international voice and IP services to the businesses, and is expected to provide business and consumer services on a full scale by April 2007.

Neotel’s shareholders comprise: Eskom Enterprises (Pty) Ltd and Transtel (a division of Transnet) 15% shareholding each; Black Economic shareholder Nexus Connection (Pty) Ltd 19%; the remaining 51% was allotted to strategic equity partners Strategic Equity Partner Company (SEPCO), constituted by Tata Group of India, and two private consortia − CommuniTel Telecommunications (Pty) Ltd and Two Consortium.

South Africa is the fourth fastest growing GSM market in the world. South Africa's cellular phone network is currently shared by three licensees: Vodacom (Pty) Ltd., Mobile Telephone Network Ltd. (MTN) and Cell-C (Pty) Ltd. Telkom and Vodafone Group plc each own a 50% interest in Vodacom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and MTN. In 2001, a third cellular license was awarded to Cell-C. In June 2006, Virgin Mobile, the fourth mobile service provider entered the South African market. Mobile number portability, which will allow customers to switch networks without changing numbers, will be operational in November 2006.

Mining and Quarrying

South Africa's mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 98% of South Africa's gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world's reserves of a number of important minerals, including platinum-group metals (PGMs), chromium, vanadium, nickel, copper, fluorspar and andalusite.

South Africa holds approximately 72.4% of the world's chrome ore reserves and 87.7% of the world's platinum-group metals reserves. South Africa's reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.

As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree, self-sufficient with respect to the supply of minerals. However, some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world's total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.

The following table sets forth the South African share of world mineral production and reserve base for 2005.

Production and Reserves

	Production (2005)		Reserve Base (2005)
Commodity	%	World Rank	%	World Rank
Gold(1)	11.7	1	40.1	1
Platinum-group metals(1)	56.7	1	87.7	1
Silver(1)	0.4	17	n/a	n/a
Diamonds(2)	9.3	5	n/a	n/a
Alumino-silicates(3)	38.0	2	37.4	1
Antimony(1)	3.2	3	6.4	4
Chrome ore/chromium(3)	44.5	1	72.4	1
Coal(4)	5.2	5	6.0	6
Copper(1)	0.8	15	1.4	14
Ferrochromium(10)	46.0	1	n/a	n/a
Ferromanganese(10)	7.2	3	n/a	n/a
Ferrosilicon(10)	4.4	5	n/a	n/a
Fluorspar(5)	5.0	3	16.7	2
Iron ore/iron(1)	3.3	7	0.9	9
Lead(1)	1.3	12	2.0	7
Manganese ore(1)	14.8	1	80.0	1
Nickel(1)	3.1	8	8.4	5
Phosphate rock(6)	1.9	9	5.0	4
Silicon metal(10)	4.9	7	n/a	n/a
Titanium minerals(7)	n/a	n/a	29.8	2
Uranium(1)	1.6	11	9.6	4
Vanadium(1)(8)(9)	48.0	1	27.0	2
Vermiculite	41.0	1	40.0	2
Zinc(1)	0.4	22	3.3	8
Zirconium minerals	n/a	n/a	19.4	2

Notes:— n/a = not available.

(1)	Contained metal.

(2)	Gem and industrial. in carat terms (quantity and not value)

(3)	Ore, in situ.

(4)	Bituminous and anthracite. Reserve base figures include bituminous and anthracite-proven recoverable reserves.

(5)	Contained CaF2.

(6)	Contained concentrate (38% P2O5).

(7)	Contained V2O5.

(8)	Reserves to depth of 50 meters.

(9)	Refers to the ZrO2 content.

(10)	Reserve base figures are not available for these commodities as they are alloys produced only in smelters.

Source: South African Department of Minerals and Energy.

South Africa's mineral industry is export-orientated. As at 2006 South Africa exported 79% of the world’s vanadium, 26% of the world’s antimony, 38% of the world’s alumino-silicates, 57% of the world’s ferrochromium, 57% of the world’s chrome ore, 22% of the world’s manganese ore and 24% of the world’s ferromanganese. South Africa is the world's largest exporter of these commodities, as well as of gold, zirconium and vermiculite. Other important export commodities include coal and titanium minerals. Mineral export sales accounted for approximately 28.7% of total export revenues in 2004, with the vast majority of all mineral production exported to Europe. Total South African mineral sales amounted to R142.4 billion in 2005.

The real value added by the mining sector increased by 2.8% in 2004 and by 2.4% in 2005. Growth has been declining, from a peak of 4.9% in the first half of 2005 to -2.9% in the first half of 2006. In 2004 and 2005, the performance of the mining sector was largely sustained by increased diamond, coal, iron ore, chrome and platinum-mining operations. However, the individual contribution of these sectors started to diverge from the second half of 2005 with platinum, nickel and manganese mining continuing to expand healthily but gold, iron ore and chrome mining declining. Real value added by the mining sector declined in the first half of 2006. The decline in real output originating in the mining sector in the first half of 2006 was concentrated in declines in gold, platinum, chrome and ‘‘other mining’’ production.

However, the gold sector has been declining due to the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines. The industry faces challenges of commodity price cycles and is also affected by the currency fluctuations. The Department of Minerals and Energy, in collaboration with its partners, labor and business, is evolving a strategy to manage the decline and the impact on workers. South Africa still produces 12% of the world's gold, and has 40% of the world's known reserves. Solutions and new ways to mine the remaining gold will be investigated.

Another factor is that certain specialized grades and products are not produced in South Africa. South Africa's total primary mineral sales increased by 14.0% to R142.4 billion in 2005. Total processed mineral sales increased by 6.2% from R117.6 billion in 2003 to R124.9 billion in 2004.

The following table sets forth the gold production and Reserve Bank holdings for the periods indicated.

Gold Production and Reserve Bank Holdings

	Production		South African Reserve Bank Holdings(1)
Year	Tons	Value (R million)	Tons		Value (R million)
2000	430.8	25,272.0	183.5	(2)	10,982.0
2001	394.8	29,012.0	177.9		17,302.0
2002	398.5	41,386.0	173.6		14,990.0
2003	372.3	33,053.0	123.6		9,799.0
2004	337.3	29,330.0	123.9		8,887.0
2005	294.7	24,601.2	124.0		12,970.0

Notes:—

(1)	Gold holdings at year-end.

(2)	Excluding syndicate gold facility.

Source: South African Reserve Bank and South African Department of Minerals and Energy.

South Africa is currently the world's fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country's production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa.

The following table sets forth South Africa's diamond production for the periods indicated.

Diamond Production (by Origin)

Year	Kimberlite	Alluvial	Marine	Total
	(carats)
2000	9,714,000	1,003,000	73,000	10,790,000
2001	10,099,000	1,013,000	51,000	11,163,000
2002	9,848,000	978,000	75,000	10,901,000
2003	11,300,000	1,230,000	116,000	12,646,000
2004	13,001,300	1,343,600	105,100	14,450,000
2005	14,340,390	1,380,035	$5,5163	15,775,589

Source: South African Department of Minerals and Energy.

According to QES surveys, the mining and quarrying sector employed 445,000 persons as of the quarter ended March 2006 and 449,000 persons as of the second quarter of 2006, reflecting a 0.8% increase. According to the LFS for the six months ended March 2006, the number of persons employed in the mining and quarrying sector was 399,000.

Agriculture, Forestry and Fishing

Agriculture

Agriculture (including forestry and fishing) production declined by 13.4% in the first half of 2006 compared to the first half of 2005 primarily due to a massive decline in plantings of field crops, after the bumper harvest of 2004-2005 resulted in depressed maize prices.

The following table sets forth the contribution of agriculture to GDP for the periods indicated.

Contribution of Agriculture to GDP

Year	Gross value added (R million)	Percentage of GDP
2001	26,558	3.1%
2002	28,292	3.2%
2003	27,700,604	3.0%
2004	27,223	2.8%
2005	28,684	2.8%

Source: Statistics South Africa and South African Reserve Bank.

Agriculture's share in the economy has traditionally trailed those of mining and quarrying, manufacturing and the services sectors. Although agriculture had contributed about 14% to GDP prior to 1960, its share in GDP decreased to an average of 2.3% between 1995 and 2003, but improved to 5.4% in 2005. Agricultural exports, including sugar, fruit, nuts and wine, generated R22,074 million in revenue in 2004, which translates to approximately 6.0% of total exports.

Approximately 13.5% of South Africa's land surface is made up of arable land, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa's arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle farming in the bushveld and sheep farming in the more arid regions.

Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. The LFS estimates that the agriculture sector employed approximately 1,318,000 people. Nearly three million people have access to rural land and many derive some income from subsistence farming.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

The agricultural sector grew impressively in 2005 after two years of declining output. Real value added increased by 5.4% compared with a 1.7% decline in 2004, largely due to a better than expected harvest of field crops. This growth took a turn and decline during the first half of 2006. Growth in real agricultural output declined from an annualized rate of 18.8% in the first quarter of 2006 to 33.0% in the second quarter. Agricultural production was hampered by a large decline in the maize crop of about 6 million tons, which is predominantly harvested in the second quarter. In addition, horticultural production slipped while livestock production held up fairly well between the first quarter of 2006 to the second quarter of 2006.

While farm cost expenditure has increased over time, higher product prices and increased production of certain crops caused net farm incomes to decrease in 2004-2005 by 25.5%. The gross income of farmers in 2004-2005 amounted to approximately R66.3 billion, a 2.3% decline from 2003-2004.

The National Government's strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.

Historically, Black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government's strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to historically disadvantaged South Africans. See ‘‘Republic of South Africa — Land Reform.’’

The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing. This program will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will assist in supporting emerging farmers.

The Ministry of Agriculture, through its agent, the Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 113,902 ‘‘resource-poor’’ individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals.

Other initiatives to help historically disadvantaged South Africans enter the agriculture sector include the Land Bank's low-interest loans for historically disadvantaged, first-time buyers of agricultural land and the establishment of a Business and Entrepreneurial Development department in the Ministry of Agriculture which aims to encourage equitable participation to promote BBBEE and to enhance competitiveness and participation in agri-businesses.

Forestry

There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines.

There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa's population still use medicinal plants, most of which are sourced from natural forests.

The low natural forest cover led to the development of the commercial forest sector in South Africa over the last 100 years. South Africa has developed one of the largest planted forests in the world. Production from these plantations was valued at almost R4.9 billion in 2005. Together with processed products, the total industry turnover was about R15 billion in 2005, including R8.4 billion worth of wood-pulp.

South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as apposed to evergreen natural forests) areas throughout about 27 million ha of the country, much of which is managed for game farming or conservation.

The forestry industry is promoting rural development and economic empowerment through a small-grower forestation program. By mid-2004, there were more than 24,000 small emerging timber growers, belonging to formal schemes and a further 5,000 to 10,000 independent growers. The schemes run under the auspices of SAPPI Forests (Project Grow), Mondi Forests (Khulanathi) and the Wattle Growers' Association. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. The Broad Based Economic Empowerment (BBBEE) Charter for the forestry sector will be instrumental in achieving the objectives of the scorecard as suggested by the Department of Trade and Industry. The Forestry BBBEE Charter process was launched at the Forestry Indaba in April 2005.

There are plans for the establishment of an additional area of 100,000 hectares of plantations in South Africa over a maximum of ten years.

Fishing

South Africa is Africa's largest fishing nation. Fishing occurs off a coastline of over 3,000 kilometers on the Indian and Atlantic Oceans. South Africa's commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employ in fish processing, transporting of fish products and boat building employ a further 60,000. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year.

It is estimated that at least 60% of commercial fishing rights have been allocated to historically disadvantaged individuals (HDIs) or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries. South Africa’s industrial fisheries are widely regarded as being among the best managed in the world.

Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The primary objective of the National Government's fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.

Electricity, Gas and Water

Higher growth in the real value added by the electricity, gas and water sector in 2005 resulted mainly from growth in the electricity sub-sector, essentially due to higher volumes of exports, as well as an increase in production activities and a number of electricity-intensive production units responding to favorable commodity prices. Higher growth in the real value added by the electricity, gas and water sector in the second quarter of 2006 of 4% as compared to the first quarter of 2006, as a result of the increase in the production of electricity. Real output of the electricity, gas and water sector slowed from 2.4% in 2004 to 1.6% in 2005, but subsequently accelerated to an annualized rate of 3.7% in the first half of 2006. . The slowdown in 2005 was consistent with the mild temperatures experienced in the early part of the winter and the slowdown in the pace of activity growth in the economy especially in the manufacturing sector.

The volume of the exports for the electricity sub-sector exports increased by 3,5% in 2005 when compared to 2004. Imports also increased but exports exceeded imports by 40.1% in 2005. Real output of the electricity, gas and water sector increased by 1.6% in 2005, however this was a decline of 2.4% experienced in 2004.

According to QES surveys, the electricity, gas and water sector employed 45,000 persons in the quarter ending June 2006. This was a decline of 2.2% from the quarter ending March 2006, where the sector was employing 46,000 persons. However, there was an annual increase of 1,000 employees when compared to June 2005. According to the LFS for the six months ended March 2006, the number of persons employed in the sector was 103,000, a decline from 125,000 employed persons as at March 2005.

Electricity

South Africa generates two-thirds of Africa's electricity. Almost 90% of South Africa's electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. In April 2006, Eskom approved funds for a feasibility study into the construction of a second conventional nuclear power station. A further 5% is provided by hydro-electric and pumped storage schemes. In South Africa there are few, if any, new economic hydro sites that could be developed to deliver significant amounts of power. Generation is currently dominated by Eskom, the national wholly State-owned utility, which also owns and operates the national electricity grid. Eskom currently supplies about 95% of South Africa's electricity and is one of the four cheapest electricity producers in the world.

Pursuant to the Electrification Program some 3.5 million homes have been electrified since 2003, which translates into over 435,000 homes per year.

Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, the utility is among the top 11 in generating capacity, among the top seven in terms of sales, and has one of the world's biggest dry-cooled power stations, Matimba Power Station. In 2004, Eskom announced major plans to expand its generation and transmission capacity to ensure supply for the future. The first step is the reintroduction of three power stations currently not in use. These are Camden in Ermelo, Grootvlei in Balfour, and Komati, between Middelburg and Bethal. Together, these power stations have a combined nominal capacity of 3,800 MW. By February 2006, two 380 MW units had been recommissioned at Camden, with a further 760 MW of generation capacity to be added by 2007. Grootvlei and Komati is expected to be returned to service in the next few years.

In 2005, the Department of Public Enterprises gave decisive impetus to the Pebble-Bed Modular Reactor (PBMR) Project. The PBMR Project is now factored into the Department of Public Enterprises' future energy planning and intention-to-purchase agreement between Eskom and the PBMR has been negotiated.

Eskom and the electricity departments of local authorities are subject to regulation by the National Energy Regulator of South Africa (Nersa), which is also mandated, in terms of the National Energy Regulator Act of 2004, to regulate the piped-gas and petroleum pipeline sectors. Prior to the launch of Nersa, in 2005, South Africa’s electricity sector was regulated by the National Electricity Regulator (NER), while the piped-gas and petroleum pipeline sectors were unregulated, although legislation did allow for the creation of regulatory bodies for these sectors. The electricity industry is currently undergoing transformation in the fields of electricity supply, distribution and regulation. In addition, in March 2006 the Electricity Regulation Act 4 of 2006 was passed and to initiate this revised approach, the Department of Minerals and Energy (DME) has issued is issuing a tender for Independent Power Producers (‘‘IPPs’’) to provide for approximately 1,000 MW of new capacity by the end of 2009. These plants will be gas turbine power generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost R2.6 billion in total and will be required to provide peaking capacity to the national grid. See also ‘‘Public Finance — Public Enterprises — Eskom.’’

Gas

Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd. and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters.

The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country's oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.

The Gas Act of 2001 aims to:

•	Promote the orderly development of the piped-gas industry;

•	Establish a national regulatory framework; and

•	Establish the National Gas Regulator as the custodian and enforcer of the national regulatory framework.

Water

South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal, which diverts water to Gauteng and other users along the Vaal River; the Riviersonderend-Berg River scheme in the Western Cape, and; the Lesotho Highlands Water Project, which provides water to the Vaal River system. During 2004, the Department of Water Affairs announced preliminary plans to build 20 major dams over the next 20 years. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998.

By March 2006:

•	Basic water infrastructure had been supplied to approximately 14 million people;

•	74% of the South African population had access to free basic water;

•	Access to basic water supply had improved from 59% in 1994 to 93%; and

•	Basic sanitation infrastructure had been provided to over 2 million households.

The National Government is on target to provide appropriate water infrastructure and sanitation to all South Africans by 2008 and 2010 respectively. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, irrigation and households.

Construction

Investment in construction continues to experience strong growth. Investment accelerated by 12.4% in the 4th quarter of 2005 and 12.5% year-on-year during the first quarter of 2006, the highest growth rate since the 1970s. This was due to growth in property investment. It is expected that, in the medium term, construction activity will be boosted by significant investment in infrastructure by the National Government and public corporations. Government infrastructure investments are also likely to sustain construction activity in the medium term. These investments include the upgrading of depleted infrastructure and the plans for the 2010 FIFA World Cup. Contribution of construction sector to GDP increased to 6.4% in 2005, from a dismal performance of 5.3% in 2002. It is expected that the industry will break the 7% contribution rate in 2006. Since 2002, growth has surpassed economic growth, hence the improvement in contribution to GDP.

According to QES surveys, the construction industry employed 449,000 persons as of the quarter ended December 31, 2005 and 457,000 persons as of the quarter ended March 2006. For the quarter ended June 30, 2006, the number of persons employed in construction increased 1.8% to 465,000, compared to the previous quarter. However, according to the LFS for the six months ended March 2006, the number of persons employed in the construction sector was significantly higher at 864,000, of which 548,000 of these jobs were formal.

Building Construction

Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed the Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 1.7 million housing units were delivered between 1994 and June 2005, benefiting more than seven million people. In the 2006-2007 National Budget, the integrated housing and human settlement development grant was allocated an additional R3 billion over the next three year for the implementation of the comprehensive housing strategy. In total, R23 billion will be spent on the integrated housing settlement grant, which will contribute to over 500,000 new or improved housing units.

Growth Value Added by the sector increased from 11.4% year-on-year in December 2005 to 12.05% year-on-year by March 2006. The seasonally adjusted real value added increased at an annualized rate of 14% during the second quarter of 2006. The firm growth can mainly be ascribed to strong demand for residential buildings, sustained growth in the non-residential building sub-sector and infrastructural developments involving the civil construction industry.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel. This sector's share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector's output is for domestic fixed investment.

Investment in civil works increased from an annual growth of 5.8% in the fourth quarter of 2005 to 6.5% in the first quarter of 2006. Growth is anticipated in the year ahead due to tenders issued for work relating to the Guatrain and the Dube Trade Port.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector's annual contribution to GDP has been estimated at approximately 7.0% in recent years. This sector employed approximately 2.9 million people (including agriculture, but excluding domestic service) and, as of March 2006, accounted for 23.0% of all jobs of employed men and 23.5% of all jobs among employed women (including agricultural and domestic).

Employment and Trade Unions

Employment

Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in ‘‘— Principal Sectors of the Economy’’ above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications. The National Government is trying to address this issue by means of the introduction, in 2007, of a new simplified quarterly survey, in order to improve the frequency and reliability of employment information.

The Quarterly Employment Statistics (QES) provides statistics on non-agricultural formal employment by sector, on a quarterly basis. The QES survey replaces the Survey of Employment and Earnings (SEE), which was discontinued as from June 2005. The SEE covered both employing and non-employing value-added tax (VAT) registered businesses with an annual turnover of R300,000 or more. The QES survey covers employing enterprises registered for income tax (IT). This results in better coverage of small businesses that were not necessarily registered for VAT. The Labour Force Survey (LFS) samples households and estimates all employment, including agriculture and informal activities. Labour market information in the Quarterly Bulletin of the South African Reserve Bank (SARB) is based on the SEE and QES.

According to the LFS of March 2006, the total number of working South Africans is 12.5 million. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (24.1%) followed by the community and personal services industry (17.5%). Other significant employers were manufacturing (13.9%), agriculture (10.6%), financial intermediation (9.6%) and private households, or domestic work (8.7%). Professional and managerial jobs are still filled predominantly by White employees, who constitute approximately 16% of the entire labor force, whereas Black employees generally fill the least skilled occupations.

Employment creation remains a critical policy challenge to the National Government. Unemployment, as measured by the LFS, which had increased from less than 20% in 1996 to 27.8% in March 2004, decreased to 26.2% in September 2004 and increased slightly to 26.5% in March 2005 and decreased to 25.6% in March 2006. It is estimated that 30.7% of economically active Blacks were unemployed in March 2006. By contrast, unemployment among economically active Whites was estimated to be 4.7% in March 2006. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	2000	2001	2002	2003	2004	2005(2)	2006
Employment (% change on prior year)
Public Sector(1)	(4.1)	(2.1)	(0.3)	1.4	1.1	3.0	4.8
Private Sector(1)	(1.2)	(0.6)	0.7	(2.4)	2.4	0.5	(0.4)
Total	(1.9)	(0.9)	0.5	(1.6)	2.1	1.1	0.7
Official Unemployed(3) (%)	25.4	29.4	30.4	28.0	26.2	26.7	25.6	(4)

Notes:—

(1)	Data includes employment in sectors of former TBVC states.

(2)	First quarter of 2006 percentage change from the fourth quarter of 2005 at seasonally adjusted annualized rates.

(3)	Defined as those members of the economically active population who (i) did not work during the preceding four days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks measured as at September of each year.

(4)	As of March 2006.

Source: South African National Treasury.

As of March 2006, the highest provincial unemployment rate was 35.6%, which occurred in the Limpopo Province, while the lowest provincial unemployment rate was 15.9%, which occurred in the Western Cape Province. As of March 2006, less than 5.0% of the economically active population had university degrees or higher qualifications.

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the South African Revenue Service. The Skills Development Levies Act requires employers to pay a levy equal to 1% of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities (SETAs) and 20% will go to fund the National Skills Fund to fund special training needs. Employers get some of the money back from SETAs as a refund if they train their workers. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity or an employer whose total pay to all its workers is less than R250,000 per year.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.

Minimum wages have been set by the National Government for workers in various industries. Approximately one million wholesale and retail trade workers received coverage in February 2003 and, in March 2003, minimum wages were extended to roughly 800,000 farm workers. Minimum wages for farm workers are R871 per month. As of December 1, 2005, the minimum monthly wage for domestic workers working more than 27 hours a week was R817 for those employed in urban areas and R664 for those employed in rural areas. Minimum wages for the taxi industry range from R726.40 to R1038.40 depending on occupation.

Bringing together leaders of business, the National Government and the trade union movement, the 1998 Presidential Jobs Summit reached a consensus on a wide range of job creation programs, including the introduction of youth brigades to promote youth employment, refocusing of special employment programs to target marginalized communities, proposals on housing provisions which included new financial mechanisms to finance low-cost housing, measures to address skills development, and consolidation of existing projects into a more coherent whole. Rural areas have been targeted specifically in several poverty relief and Presidential Jobs Summit programs, the extension of the municipal program and water supply projects.

The National Government has made education a key area of intervention in expanding the employment base. In the 2004 academic year, 409,898 educators provided educational services to approximately 13.9 million students at 33,851 institutions in South Africa. In addition, in 2004, 744,488 South Africans were attending institutions of higher learning in South Africa. Following the reorganization in 2002 of South Africa's 152 technical colleges into 50 super college institutions consisting of 183 centers (campuses and technical centers), enrollment in these institutions rose to 548,367.

The total provincial budgetary allocation for education increased from R89.1 million in 2002-2003 to R224 million in 2005-2006 and expected to reach R985.4 million in 2008-2009. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. Further allocations have been proposed for the continuing reform of higher education (the restructuring costs of which in the 2003-2004 fiscal year were estimated at R3 billion). In addition, provincial education departments have put aside a total of R1 billion over the three year period of 2002-2005 for the development of learning materials. A sum of R280 million per year has been made available to improve fiscal management and the quality of education. An additional R150 million per year will be spent on HIV/AIDS programs.

The funding of the National Student Financial Aid Scheme (NSFAS), which aims to enable more poor students to gain access to higher education, also remains a priority. The NSFAS has significantly expanded to fund higher education for disadvantaged students, funding 81,609 students in 2000 compared to 72,788 students in 1996, and increasing funds paid out from R221 million to R1,164 billion in 2005. In addition, the 2005-2006 National Budget sets aside a further R7 billion over a three-year period to improve the remuneration of teachers.

In March 2006, the Deputy President launched the joint initiative on priority skills acquisition (JIPSA) which focuses in attracting and retaining scarce and critical skills. This initiative will support the alignment of higher education institutions in their work in producing graduates that can be employed in their work of producing graduates that can be employed to meet the needs of public and private sector employers.

Labor productivity grew by 4.0% in 2001 and by 3.2% in 2002. In 2003, economy-wide labor productivity accelerated by 4.9% however, due to levels of employment increasing at a faster rate than output growth, labor productivity growth slowed to 2.5% in 2004. Subsequently, this rate of increase rose to 3.8% in 2005 but again due to lagged output responses to employment gains, productivity decreased by 0.3 in the first quarter of 2006. Contrary to the slowdown in labor productivity growth in the economy as a whole, production per worker in the manufacturing sector rose by 5.0% in 2005.

Over the medium and long term, labor productivity is expected to suffer as the effect of HIV and AIDS related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.

In an attempt to address the challenges facing the labor market, in particular youth unemployment, the government announced an investigation into the efficiency of the labor market. Greater flexibility in appointing and retrenching inexperienced younger workers is likely to be investigated. A comprehensive public works program was implemented in April 2004, the main thrust of which was the investment in the physical infrastructure while simultaneously creating jobs and providing training opportunities. The program aims to create more than one million temporary jobs over the next ten years.

When measured over periods of four quarters, the cost of labor per unit of output in the manufacturing sector increased by 1.2% in 2005, a substantial decline from growth of 4.4% in 2004 and 8.5% in 2003. Subsequently, growth in the nominal unit labor cost in the manufacturing sector slowed down further to 0.8% in the first quarter of 2006.

Following the slowdown in labor productivity growth, nominal unit labor costs in the total non-agricultural sectors of the economy increased substantially. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 3.9% in 2003 and 6.5% in 2004, while the year-on-year rate of increase rose from 3.4% in 2005 to 7.6% in the first quarter of 2006.

Trade Unions and Labor Disputes

The number of registered trade unions increased from 248 in the mid-1990's to about 500 in 2004, with membership increasing from 2.7 million in 1995 to more than 3 million in 2004.

Most trade unions in South Africa are organized in federations, of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa's trade unions.

The Labour Relations Act of 1995 prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute-resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (commission) and through the creation of a Labour Court, comprised of both trial and appellate divisions and with exclusive jurisdiction over all matters referred to it under the Labour Relations Act. The Commission is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the Commission may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The commission has conducted 67,000 conciliations/arbitrations nationally.

Amendments to the Labour Relations Act, adopted in 1998, enhanced the institutional functioning of the Commission by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.

Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year		Number of Man-Days Lost
2000		500,000
2001		1,250,000
2002		945,000
2003		700,000
2004		1,100,000
2005		230,000,000
2006	(1)	1,600,000

(1)	Up to the end of June 2006.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

While the majority of strikes are wage related, a number of strikes have also been organized against the National Government's privatization policies, although support for the latter strikes has been sporadic and the National Government has affirmed its commitment to the privatization process.

The Labour Relations Act of 1995 (the Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer's right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.

Prices and Wages

Consumer prices rose by 5.7% in 2001 and by 9.2% in 2002, due in part to the depreciation of the Rand and rising food and fuel prices. However, with the appreciation of the Rand in 2003 that trend has been reversed, with the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs (CPIX) averaging 3.9% in 2005 and further declining to 3.7% in April 2006. Recently, this index has again risen to 5.0% in August 2006. This acceleration in inflation was mostly due to the increase in the domestic prices of petrol, which was a result of the higher prices of imported crude oil, and higher food prices. While risks remain, particularly in respect of oil prices and the exchange rate, the CPIX is expected to remain within the South African Reserve Bank's target range of 3-6% in 2006.

The all goods producer price index (PPI) decreased from 1.9% in December 2004 to 1.2% in February 2005. Thereafter, the PPI increased sharply to 9.2% in August 2006. The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 3.7% in 2005 and by 7.3% in the 12 months ended March 31, 2006. Average real remuneration per worker increased by 3.2% in 2004, declined by 0.6% in 2005 and increased by 0.5% in the 12 months ended March 31, 2006. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2006.

In the public sector, compensation of employees grew by 9.2% in 2004 and 6.9% in 2005. In September 2004, the National Government concluded a three-year settlement with public sector unions providing for wage increases of 0.4% above consumer price inflation in 2004, 2005 and 2006. The highest aggregate quarterly wages of R34.8 billion in the second quarter of 2005 were paid by the financial and business services sector, while the lowest aggregate quarterly wages of R2.7 billion were paid by the electricity sector. These figures represent increases of 5.6% and 15.7%, respectively, when the second quarter of 2005 is compared with the second quarter of 2004. Year-on-year rates of wage increases in all sectors varied from 15.7% in the electricity sector to 1.6% in the mining and quarrying sector.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	2001	2002	2003	2004	2005	2006 (August)
Consumer Prices(1)	105.7	115.3	122.1	123.8	128.0	132.6
Percentage change from prior year	5.70%	9.20%	5.80%	1.40%	3.40%	4.20%
Production Prices(1)	108.4	123.8	125.8	126.7	130.6	138.0
Percentage change from prior year	8.50%	14.20%	1.70%	0.70%	3.10%	6.60%
Remuneration per worker (excluding agricultural industry) (percentage change from prior year)
At current prices	9.10%	8.00%	6.70%	8.00%	3.70%	7.3	%(3)
At constant prices(2)	1.80%	-1.60%	1.90%	3.20%	-0.60%	0.5	%(3)
Unit labor costs (percentage change from prior year)
At current prices	4.20%	24.60%	18.60%	7.50%	5.60%	7.6	%(3)
Non-agricultural value added deflator	7.20%	9.80%	4.60%	4.70%	4.40%	6.8	%(3)

Notes:—

(1)	2000 = 100.

(2)	The deflator used in the consumer price index is based on 2000 = 100.

(3)	As at the end of March 2006; Non-GVA deflator: as at the end of June 2006.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

South African Reserve Bank

The South African Reserve Bank is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The South African Reserve Bank's independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the South African Reserve Bank include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country's gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the South African Reserve Bank are held privately, with none held by the National Government. The South African Reserve Bank's share capital was quoted on the JSE Limited from its inception in 1921 until May 2002, when it was delisted, and is currently held by approximately 620 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the South African Reserve Bank's shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the South African Reserve Bank's surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The South African Reserve Bank is managed by a 14-member board of directors. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the South African Reserve Bank are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the South African Reserve Bank's shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the South African Reserve Bank.

Monetary Policy

The main objective of the South African Reserve Bank's monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The South African Reserve Bank does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the South African Reserve Bank's previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the South African Reserve Bank's macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%. Price pressures in the domestic economy have mounted in recent months primarily due to the higher oil price, accelerating food price inflation and sustained strong consumer demand in general. The depreciation of the exchange rate of the rand from the middle of May 2006 has also adversely affected the inflation outlook. Inflation has continued to display an upward trend and on a year-on-year basis as measured by the CPIX has increased in each month since April of this year when it measured 3.7%. By August this year, CPIX inflation had increased to 5.0%. The outcome of the Bank’s forecasting models shows that over the forecast period, inflation is expected to continue its upward trend towards the upper end of the target range and remain at levels of around 6% between the second and fourth quarters of 2007. Thereafter CPIX inflation is expected to decline gradually to reach around 5.4% by the end of the forecast period in the fourth quarter of 2008.

In its role of implementing monetary policy, the South African Reserve Bank monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The South African Reserve Bank uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the South African Reserve Bank's Monetary Policy Committee (MPC) and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open-market operations entail the buying and selling of securities by the South African Reserve Bank in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the South African Reserve Bank may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the South African Reserve Bank no longer acts as agent for the National Government in buying or selling its securities. The South African Reserve Bank may purchase and sell National Government securities for the South African Reserve Bank's own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the South African Reserve Bank to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the South African Reserve Bank and private banks, issuing South African Reserve Bank debentures and entering into foreign exchange swaps with banks.

During 2004 the South African Reserve Bank conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the South African Reserve Bank implemented several changes to its refinancing operations with three aims: to streamline the South African Reserve Bank's refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the South African Reserve Bank and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and; the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the South African Reserve Bank's operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the South African Reserve Bank's refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels (as low as R11.3 billion) towards the middle of the month. In order to square off the banks' end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the squaring off of the oversold forward foreign exchange book in February 2004, the South African Reserve Bank continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks' required cash reserve balances with the South African Reserve Bank rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.

The outstanding amount of interest-bearing instruments utilized by the South African Reserve Bank was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The South African Reserve Bank continued to restructure its holdings of interest-bearing government securities by conducting cash-neutral switch auctions and outright sales of government bonds in order to improve the composition of the South African Reserve Bank's portfolio of such bonds. The most significant change in this regard was a set of switch auctions in which the South African Reserve Bank exchanged R3.8 billion in bonds maturing in 2014 for bonds which matured in February 2005.

The following table sets forth the rate at which the South African Reserve Bank provided liquidity to banks as of each month-end indicated.

The following table sets forth the rate at which the South African Reserve Bank provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2005	(%)	2006	(%)
January	7.50	January	7.00
February	7.50	February	7.00
March	7.50	March	7.00
April	7.00	April	7.00
May	7.00	May	7.00
June	7.00	June	7.50
July	7.00	July	7.50
August	7.00	August	8.00
September	7.00	September	8.00
October	7.00	October	8.50
November	7.00
December	7.00

Source: South African National Treasury.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At August 31,
	2001	2002	2003	2004	2005	2006
	(millions of Rand)
Coin and banknotes in circulation	25,283	29,216	33,715	39,080	43,419	44,850
Check and transmission deposits	150,852	167,765	185,240	205,378	248,533	266,016
Total: M1A(1)	176,135	196,980	218,955	244,458	291,952	310,866
Other demand deposits(2)	139,421	161,271	168,833	177,036	211,101	261,396
Total: M1(3)	315,556	358,251	387,788	421,494	503,053	572,261
Other short and medium-term deposits(4)	228,500	274,370	345,665	397,246	457,924	505,376
Total: M2(5)	544,056	632,621	733,453	818,740	960,977	1,077,637
Long-term deposits(6)	62,220	83,196	74,594	95,410	135,264	184,181
Total: M3(7)	606,276	715,817	808,047	914,150	1,096,241	1,261,818

Notes:—Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and Medium Term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).

(5)	M1 plus other short-term and Medium Term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: South African Reserve Bank.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures.

The 12-month growth in M3 rose above 20% from February 2006, registering a growth rate of 21.4% in August 2006. Accordingly, 12-month growth in the narrower monetary aggregates remained relatively strong during 2005 and 2006, broadly resembling the growth of M3. Apart from continued strength in income and expenditure, other factors bolstering growth in the monetary aggregates included positive wealth effects accruing to companies and the household sector on account of the value of financial assets and real estate, as well as the reinforcement of the speculative motive for holding deposits which resulted from the volatility in the financial markets starting in May 2006.

Financial System Stability

In 1999 the South African Reserve Bank established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the South African Reserve Bank with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the South African Reserve Bank’s increased focus on, and contribution to, the financial stability discourse, a semi-annual review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

A cross-sectoral body was created in 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board and the South African Reserve Bank, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, and it is expected that Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries in June 2004) will be implemented in South Africa in accordance with the Basel Committee timeframe. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the South African Reserve Bank and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives include the following:

•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicious transactions, improved client identification and verification, and record-keeping requirements.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisors and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board's registrar and requires the disclosure of advisors' actual or potential interests, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were made more consistent with international standards and Generally Accepted Accounting Practices (GAAP) through the adoption, in January 2003, of the Accounting Standard AC 133.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offense of corruption and providing for the extraterritorial application of the Act.

•	The revised Code of Banking Practice, which formalizes standards of disclosure and conduct and provides safeguards for retail and small business banking clients, was voluntarily adopted by the members of the Banking Council of South Africa and became effective on October 1, 2004.

•	At the end of 2004, Parliament passed the Financial Services Ombud Scheme Act of 2004. The Act aims at protecting consumers of financial services by expanding and strengthening ombud scheme arrangements designed to resolve complaints either resulting from non-compliance with the provisions of the Financial Advisory and Intermediary Services Act or relating to claims that a financial service provider willfully or negligently rendered an unfair financial service to a client.

•	The Securities Services Act of 2004 came into force on February 1, 2005 and replaces the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992 and the Insider Trading Act of 1998. The objective of the Act is to reduce systemic risk and ensure a fair, efficient and secure means of securities trading in South Africa's capital markets in accordance with international regulatory standards. Under the Act, the JSE and the Bond Exchange of South Africa (BESA) will continue to operate as self-regulating organizations but are obliged to comply with the requirements of the Act with regard to the making of rules and the enforcement thereof. The Securities Services Act also facilitated the demutualization of the JSE to become a public unlisted company known as JSE Limited from July 1, 2005.

•	The Dedicated Banks Bill, intended to increase competition as regards savings accounts and affordable banking services, and the Co-operative Banks Bill, aimed at providing banking services to a broader segment of the population, were released to the public for comment by the National Treasury in 2004 and were the subject of parliamentary hearings in October 2005. The first draft of the Co-operative Banks Bill has been revised to reflect the numerous comments received, and will be tabled in the National Economic Development and Labour Council (Nedlac) for further comments in anticipation of being submitted to the Cabinet. A revised draft of the Dedicated Banks Bill, integrating public comments, is also expected to be submitted to the Cabinet prior to consideration by Parliament before the end of the year.

•	The Auditing Profession Act, No. 26 of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors.

•	As from January 1, 2008, South African registered banks will be required to comply with the new Capital Accord (Basel II). The Accord Implementation Forum is leading the Basel II initiative in South Africa. Draft legislation to comply with the requirements of Basel II is to be tabled in Parliament soon and the draft Banks Amendment Bill has recently been published for public comment.

•	Since the publication of the South African National Payment System (NPS) Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry.

•	In May 2006, the Corporate Laws Amendment Bill was tabled in parliament. Proposals include, inter alia, financial reporting by ‘‘public interest companies’’ to be in line with the international standards adopted from time to time by the International Accounting Standards Board and the removal of the current prohibition on companies to provide financial assistance for the acquisition of their own shares. The latter would, amongst other benefits, enable financially strong companies to offer assistance for the purchase of their own shares to accommodate black economic empowerment transactions.

•	The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies.

•	The Department of Trade and Industry is in the process of reviewing the corporate laws in South Africa. The aim of this review is to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. It is expected that the proposed new companies act will soon be made available for public comment.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the South African Reserve Bank. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

As of February 2006, 15 banks, 2 mutual banks and 15 local branches of foreign banks were registered with the Office of the Registrar of Banks. Furthermore, 44 foreign banks had authorized representative offices in South Africa.

Major groups dominating the South African banking sector include ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. and Investec Bank Ltd. As at December 2005, these groups hold approximately 83.8% of the total assets of the private banking sector, with the balance held by other banks. The major banks (with the exception of Investec Bank Ltd.) offer a wide range of services to both individual and corporate customers at branches across all nine provinces. One-stop or relationship banking has gained importance, with the emphasis on universal banking rather than on isolated services. Nevertheless, several banks specialize in providing investment banking services, securities underwriting or services in other niche areas.

The operating banks, local branches of foreign banks and mutual banks together employed 124,477 workers and had combined assets amounting to R1.54 billion at the end of December 2005. In addition to the operating banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office regulated through the Department of Communications, with over 2,700 outlets and 5,500 service points nationwide. The Postbank receives deposits from, but does not provide credit to, the public.

South African regulatory authorities pursue a market-oriented regulatory approach, although the South African Reserve Bank also establishes cash reserve requirements. Banks are currently required to hold cash equal to 2.5% of their liabilities less specified transactions. Since September 2004, vault cash can no longer be deducted from this cash reserve requirement. In the new system, no interest is paid on the minimum cash reserve balance, a policy intended to gradually increase the interest-free deposits held with the South African Reserve Bank.

The net income before taxation of banks, local branches of foreign banks and mutual banks rose from R22.5 billion for 2004 to R24.9 billion for 2005. Industry-wide net income after tax as a percentage of total assets decreased from 1.2% in 2004 to 1.1% in 2005. Net income after tax as a percentage of equity decreased from 14.7%% in 2004 to 14.5% in 2005. The decline in these figures was mainly due to higher operating expenses.

The change in focus by the regulatory authorities from direct control to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the capital-adequacy guidelines for banks promulgated by the Basel Committee on Banking Supervision (the Basel Guidelines). By the end of December 2005, the banking sector as a whole had a capital adequacy ratio of 13.3%, which was an improvement from the capital adequacy ration of 12.7% in December 2004. This improvement was attributable to the progress made by banks towards the implementation of the Basel Guidelines.

Many demands are now being made on South African banking institutions to extend their activities to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development. See ‘‘—Financial Sector Charter’’ below. To this end, the National Treasury has published two draft bills, the Dedicated Banks Bill and the Co-operative Banks Bill, that, if enacted, will amend the restrictive banking regulatory framework in an effort to stimulate an expansion of banking services to the wider community. See ‘‘—Regulation of the Financial Sector’’ above.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensure that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country's four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank, as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine (ATM) within no more than 10 kilometers of each South African's home. Since the inception of the Mzansi initiative, more than 3 million South Africans have gained access to banking services. In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now.

One of the principal sector transformation goals of the Financial Sector Charter relates to ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010.

A number of financial sector transactions have recently been concluded in compliance with the principles of the Financial Sector Charter. Examples include:

•	The acquisition in 2004 by Ubuntu-Botho Investments (Pty) Ltd., a broad based empowerment consortium, of an initial 10% equity holding in Sanlam Limited, one of South Africa's largest insurance and financial services groups.

•	The sale in 2003 by Investec Ltd. of 25.1% of its equity to a consortium of empowerment groups (including an employee share trust).

•	The sale in 2004 by ABSA Group Limited of a 10% stake in its equity to Batho Bonke, a consortium of empowerment groups.

•	The sale in 2004 by FirstRand Limited of 6.5% of its issued share capital to a consortium of BBBEE groups and 3.5% of its share capital to FirstRand's black staff and non-executive directors.

•	The sale by Advantage Asset Managers of a 15% stake to empowerment investors during 2005. WDB Investment Holdings, a women's empowerment group, received an 11.5% stake and a staff trust for the benefit of previously disadvantaged individuals received a 3.5% stake.

•	The Mutual and Federal BEE transaction worth R663 million, announced in June 2005 resulting in the acquisition of 11% of Mutual & Federal equity by black partners including Wiphold and Mtha-we-Mpumelelo.

•	Implementation by Old Mutual of the group's R7.2 billion black economic empowerment deal, involving the issue of new shares in Old Mutual, NedBank and Mutual and Federal. The deal will result in new direct black ownership of Old Mutual of 13.48%, which, together with existing black ownership, will result in total black ownership worth R4.3 billion, are of the largest black shareholdings of any South African company in Rand terms.

•	The launch by Nedbank in August 2005 of the Eyethu Ownership Plan for retail clients, in terms of which clients purchasing shares pay the market price for the shares and are subject to a three year lock-up period during which their capital invested is guaranteed. At the end of the lock-up period they may be entitled to one bonus share for every three shares that are held.

•	The establishment of Vusani Property Investments (Vusani), a joint venture BEE property owning entity, between Sanlam Properties, owning 30% of Vusani, and a BEE consortium consisting of Vusani management, the Sifikile Group and Simeka Properties, which owns 70% of Vusani.

•	The acquisition of 30% of the South African business of Alexander Forbes to a BEE consortium led by the Shanduka investment vehicle.

•	The acquisition by Kagiso Trust Investment, an empowerment group, of a 10% stake in Metropolitan Holdings, worth an estimated R540 million.

•	The acquisitions by the Tutuwa Consortium, led by the empowerment group Shanduka resources, of a 10% stake in Standard Bank for approximately R4.1 billion, and stakes in Liberty Life for approximately R1.3 billion.

•	The acquisition by the black empowered group, Mvelaphanda, of a 10% stake in ABSA Bank, worth approximately R3 billion.

Credit Allocation

Traditionally, changes in the outstanding stock of claims on the domestic non-bank sectors as reported on the banks' balance sheets have been interpreted as signifying flows of credit to these sectors. With the implementation of Accounting Standard AC 133 in January 2003, derivatives positions must be marked to market and must be reported on a gross, rather than on a net, basis. Previously, coverage of on-balance sheet derivatives was narrower and netting was widespread. Those derivative assets with counterparties falling in the domestic non-bank sector formed part of the investments category of banks' claims on the domestic private sector which, accordingly, rose sharply. However, the month-end marking-to-market of derivatives and other investments, such as bonds, means that in a typical month, the bulk of the change in the stock of claims on the domestic non-bank sectors is likely to be due to revaluation rather than to actual transaction flows of credit.

Accordingly, in analyzing credit extension, it is advisable to de-emphasize the reported stock of banks' claims on the domestic private sector and to examine banks' loans and advances. These are reported at nominal value including accrued interest, and do not change to reflect mark-to-market practices as with investments and, to some extent, with bills discounted.

Growth in total loans and advances extended to the private sector by the banking sector remained strong during the first eight months of 2006, in an environment characterized by resilient asset price increases, rising income levels, wealth effects associated with the strength in asset prices, strong domestic expenditure and rebound in the use of bank-intermediated funding by the corporate sector. The strong growth in total loans and advances extended to the private sector was mainly driven by very robust increases in asset-backed credit, in particular mortgage advances. Asset-backed credit accounted for more than 80% of the overall increase in loans and advances during the first half of 2006. Positive wealth effects associated with the prolonged period of brisk increases in house prices also played a prominent role in bolstering credit extension, alongside robust consumer and business sentiment and the stimulatory effect of lower interest rates.

Given the generally favorable lending and borrowing conditions outlined above, annual growth in total loans and advances increased to 25% in August 2006. Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity for the period indicated.

Bank Credit as of second quarter 2006

	Amount (Rand millions)	Percentage of total credit (%)
Agriculture, forestry and fishing	26,199	1.75
Mining	16,455	1.28
Manufacturing	61,324	3.72
Construction	16,281	0.79
Electricity, gas and water	6004	0.45
Trade and accommodation	37,166	2.27
Transport and communication	26,205	2.54
Finance and insurance	470,300	29.6
Real estate and business services	143,688	8.21
Community, social and personal services	3,9734	2.87
Individuals	699,320	39.54
Other	73,045	6.98
Total	1,615,722	100.0

Source: South African Reserve Bank.

Capital Markets

The JSE was established over 100 years ago and is the nation's primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a broad-based black economic empowerment initiative.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the Stock Exchange Electronic Trading System (SETS), the trading and real-time information dissemination system of the London Stock Exchange, replaced JET. The use of SETS affords member firms and issuers of both the JSE and the London Stock Exchange easier access to each other's markets. JSE members and issuers connect to SETS and the JSE through a hub in South Africa. Through SETS, South African companies are able to access international markets without establishing a local presence offshore.

In June 2003, the JSE announced the first alternative exchange in Africa that will list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The new market, named AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of October 2006, 25 companies were listed on the AltX exchange with a market capitalization of R5 billion.

The Bond Exchange of South Africa (BESA), which was licensed in 1996, is the principal forum for trading debt instruments. The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. Since the inception of Yield-X, the JSE's debt instrument exchange, South Africa's four exchanges are the JSE, the AltX, the Yield-X and the BESA.

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker's own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors' pensions and compensation, and, in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE's trading volumes and values for the period indicated.

JSE

	2001	2002	2003	2004	2005	September 2006
Market capitalization(1)	1,770.7	1,584.2	1,787.2	2,566.4	3,586.1	4,520.9
Trading volume(2)	59,558	55,790	43,053	45,438	54,510	59,277
Trading values(3)	606,136	808,657	752,249	1,031,207	1,278,690	1,615,107
Listed companies(4)	542	472	426	404	388	381

Notes:—

(1)	In billions of Rand at end of period.

(2)	In millions of shares traded.

(3)	In millions of Rand.

(4)	Actual figures at the end of period.

Source: South African Reserve Bank.

According to the World Federation of Exchanges, the JSE was the 17th largest stock exchange in the world, in terms of market capitalization, as of the end of August 2006.

The market capitalization of the JSE at the end of September 2006 was approximately R4,521 billion, which is an all-time high. In the first nine months of 2006, the total value of share capital raised by companies listed on the JSE was R69.7 billion, a decrease of R48.0 billion compared to the first nine months of 2005. Turnover of shares listed on the JSE increased from approximately R1,000 billion in 2004

(40.2% of market capitalization at December 31, 2004) to R1,279 billion in 2005 (35.7% of market capitalization at December 31, 2005) and, in the first nine months of 2006, turnover of shares on the JSE amounted to R1,615 billion.

A number of foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American and Old Mutual. Other companies which maintain a secondary listing on the JSE include Aquarius Platinum, BHP Billiton, Richemont Securities, Wankie Colliery, Bicc Cafca, Dimension Data Holdings, Hwange Colliery, Namibian Sea Products, Brait SA, Conafex Holdings, Halogen Holdings, Investec, Liberty International, London Finance and Investment Group, Lonmin, Lonrho Africa, Marshall Monteagle Holdings, Oando, SABMiller, SXR Uranium One, Tawana Resources and Teal Exploration and Mining.

Non-residents of South Africa made net purchases of shares of R59.2 billion in the first nine months of 2006, as compared to net purchases of R50.2 billion in 2005. On average, non-resident participation in the JSE has accounted for 21% of the value of all shares traded in 2006 thus far. Annualized liquidity on the JSE increased from 35.6% in 2000 to 48.4% in September 2006 and the closing value of the All Share price index on the JSE increased by 24% from the end of December 2005 to the end of September 2006. Notwithstanding these advances, 452 companies have delisted from the JSE since 1999.

The main index charting the performance of the JSE as a whole is the FTSE/JSE Africa All Share Index. At September 29, 2006, the FTSE/JSE All Share Index included 159 companies and accounted for approximately 72% of the market capitalization of the JSE. At August 31, 2005, the 10 largest companies by market capitalization represented approximately 43% of total market capitalization. Other indices include four new benchmark indices, two capped indices and two shareholder-weighted indices. In May 2004, the JSE launched the Social Responsibility Index, which highlights corporate social and environmental responsibility and, in August 2004, the JSE launched the FTSE/JSE Style indices. The primary purpose of the FTSE/JSE Style indices is to provide investors with a measure of the performance of value and growth of companies which are constituents of the FTSE/JSE All Share index.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd. (STRATE), an electronic clearing and settlement system. The annualized turnover in the bond market in the nine months to September 2006 was approximately 17 times the nominal value of debt issued. The nominal value of turnover on BESA in 2005 was R8,100 billion compared with R8,400 billion in 2004. In the first nine months of 2006, turnover amounted to R8,400 billion. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the SAFEX prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. The number of contracts traded increased by 102% in the first nine months of 2006, compared with 2005. Listed futures contracts traded include equity futures, interest-rate futures and, since 1992, options on certain of these futures. The combined number of equity-related derivative contracts traded reached a then record high of 10.9 million contracts in the fourth quarter of 2001 and has since declined to 8.6 million contracts in the third quarter of 2004 before increasing to a new record high of 27.7 million contracts in the third quarter of 2006. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999. Equity index contracts produced 94% of the turnover on SAFEX in 2005 and in the first nine months of 2006. Trading of futures and options amounted to R1,551 billion in 2005 and R2,254 billion in the first nine months of 2006.

Exchange Controls

The South African Reserve Bank on behalf of the Minister of Finance administers South Africa's exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the South African Reserve Bank. Until 1995, control over non-residents' capital transactions was based mainly on the financial Rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. Although the financial Rand system served South Africa well during the years of the country's economic isolation, it had many disadvantages and, in the period since the end of this economic isolation, it had served to discourage new foreign investment in the country. In March 1995, the National Government abolished the financial Rand system and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions are gradually being eased so as to foster macroeconomic stability, a stronger balance of payments, and financial sector development.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents.Private individuals may invest up to R2 million for any purpose outside the Common Monetary Area, provided that the individual is over the age of 18 years and a registered tax payer in good standing. South African private individuals are able to invest, without restriction, in inward listed instruments on South African exchanges. Certain restrictions were, however, imposed on foreign investment by South African residents and corporates. With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Foreign dividends repatriated to South Africa after 2004-10-26 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. African corporates are allowed to retain foreign dividends offshore. Nevertheless, application to the South African Reserve Bank's Exchange Control Department for prior approval of a foreign investment is still required. These applications, which permit the South African Reserve Bank to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The South African Reserve Bank reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.

Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as long term insurance companies, pension funds and unit trusts would be allowed, with prior approval from the South African Reserve Bank, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001 and funds within limits may be externalized as described below.

Authorized dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the South African Reserve Bank. Since 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.

Various measures aimed at easing certain of the country's remaining exchange control regulations became effective in mid-1997. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and local authorized dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, the

National Government announced that South African companies would be permitted to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.

Retirement funds and long-term insurers registered as institutional investors for exchange control purposes are permitted, with prior South African Reserve Bank approval, to invest up to 15% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers are permitted to invest up to 25% of their total retail assets in foreign assets.

In his 2003 Budget speech, the Minister of Finance announced an exchange control amnesty program which allowed South African residents to declare both illegal and legal foreign assets, subject to an appropriate levy if the applicant repatriates the assets (5% levy) or if they decide to keep them offshore (10% levy). 42,679 applications were received and adjudicated by the amnesty unit. The amnesty unit was successfully concluded this year, with R2.9 billion of revenue raised and a total of at least R68 billion of assets declared. See ‘‘Public Finance — Taxation.’’

In February 2004, the permitted level of local borrowings by operations owned or controlled by non-residents was increased from 100% to 300% where 75% or more of the operation is non-resident owned.

In the 2005 Medium Term Budget Policy Statement, South African banks were allowed to hold up to 40% of their domestic regulatory capital in foreign assets as part of the shift from exchange controls to the prudential regulation of banks' foreign exposures. Non-African foreign assets would be restricted to 20%, while African assets may constitute up to the entire 40%. In addition, South African banks may extend foreign currency denominated facilities for the financing of approved foreign direct investments by South African companies. The above prudential foreign exposure limit will regulate both on and off-balance sheet bank assets with a foreign content, including the trading book. The National Treasury, the South African Reserve Bank and the banking industry are currently in the process of finalizing the relevant details and appropriate system of reporting.

In the Budget Speech 2006, the individual allowance was increased from R750,000 to R2 million per person. Linked to this relaxation, emigrants can now transfer out of South Africa R2 million per single person and R4 million per family unit, with the prior approval of the South African Reserve Bank. Further, emigrants can exit funds above R2 million (individual) and R4 million (family), subject to an exiting schedule and an exit levy of 10% of the additional amount transferred.

In the Budget Speech 2006, further relaxations were undertaken when the Minister of Finance lowered the threshold for outward foreign direct investment in Africa from controlling interest (50%+1 of equity) to significant interest (25%). The threshold for outward foreign direct investment outside of Africa remains at 50%+1 of equity (i.e., a controlling interest).

Foreign companies, governments and institutions are also permitted to list equity and bond instruments on South Africa's securities exchanges. See ‘‘— Capital Markets’’ above. Furthermore, South African private individuals are now permitted to invest without restrictions in inward listed instruments on South African exchanges.

Gold and Foreign Exchange Contingency Reserve Account

The South African Reserve Bank maintains for the account of the South African Government, a Gold and Foreign Exchange Contingency Reserve Account, which consists of credit and debit balances of three different accounts: a gold price adjustment account; a foreign exchange adjustment account; and a forward exchange contracts adjustment account. From time to time, upon the agreement of the Minister of Finance and the Governor of the South African Reserve Bank, the balance of the account may be reduced by the issuance, by the South African Government to the South African Reserve Bank, of zero-coupon bonds convertible at the option of the South African Reserve Bank into interest-bearing bonds. Such an issuance, with a value of R7 billion, was made in 2002 in partial payment of the outstanding balance of the Gold and Foreign Exchange Contingency Reserve Account. The outstanding balance was R18.036 billion on March 31, 2004 and R5.292 billion on March 31, 2005. The aggregate amount of the three accounts comprising the account can fluctuate from time to time during each fiscal year.

In accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury issued to the South African Reserve Bank R7 billion zero-coupon bonds each year in the four-year period beginning in 2002-2003. The National Treasury has allowed the South African Reserve Bank to convert its current bond portfolio and future zero-coupon bonds into cash and short term interest-bearing bonds, enabling the South African Reserve Bank to improve management of liquidity in the market. The National Treasury paid the final tranche in April 2005.

All gold of the South African Reserve Bank is traded for the account of the South African Government, and the gold price adjustment account reflects any profit or loss on the gold held by the South African Reserve Bank. The foreign exchange adjustment account reflects any profit or loss on assets of the South African Reserve Bank denominated in currencies other than Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since 1997, the South African Reserve Bank has permitted an increasing percentage of South Africa's gold production to be marketed by the Rand Refinery and various mining houses.

The forward exchange contracts adjustment account reflects any profit or loss on any forward exchange contract entered into by the South African Reserve Bank, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the South African Reserve Bank has refrained from providing cover for periods longer than one year. The South African Reserve Bank is reducing its role in providing forward foreign exchange to cover future external commitments, and only enters this market at its own initiative. Private banking institutions now are encouraged to develop an active and efficient forward foreign exchange market without undue participation by the South African Reserve Bank.

Rapid progress was made in reducing the net open forward position of the South African Reserve Bank in 1999, but this slowed in 2000 as a result of smaller capital inflows. The net open forward position was reduced to U.S.$4.8 billion at the end of 2001, to U.S.$1.8 billion in June 2002 and was further reduced to $0 in May 2003. At the end of September 2005, the net open forward position, which is now referred to as the International Liquidity Position, was positive U.S.$16.1 billion. The South African Reserve Bank's stated policy is not to intervene by utilizing the foreign exchange markets to influence the value of the currency.

In February 2004, the South African Reserve Bank closed its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of activities arising from forward contracts, the South African Reserve Bank has normalized its money market activities and has been able to increase South Africa's net international reserves. As at March 31, 2006, the Gold and Foreign Exchange Reserve Contingency Account had a positive balance of R1.7 billion.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa's imports and exports (including gold) accounted for roughly 29.8% of real GDP in 2004 and 46.4% in 2005. This ratio amounted to 47.4% in the first half of 2006 as solid growth in import, supported by strong domestic demand, countered the better performance of exports. South Africa's trade deficit widened to R40.4 billion in the first half of 2006 from 12.0 billion in 2005.

Foreign Trade(1),(2)

	2000	2001	2002	2003	2004	2005(5)
	(Rand)
Exports
Mining	27,271,541,140	34,820,105,875	43,250,113,016	33,082,443,180	35,379,530,640	21,849,942,495
Motor vehicles, parts & accessories	14,186,283,022	17,619,783,027	24,067,556,352	24,540,621,944	25,590,521,771	12,209,536,480
Basic iron & steel	19,390,376,520	18,707,338,161	26,032,175,992	30,060,136,376	37,106,085,500	21,089,092,370
Non-electrical machinery(3)	10,568,607,680	16,201,139,808	18,489,476,494	16,492,540,142	16,489,763,207	9,211,150,115
Industrial chemicals	10,524,915,506	12,357,391,708	15,811,518,392	12,496,936,839	14,844,620,946	8,965,385,122
Agriculture	6,680,267,483	7,989,839,618	11,198,918,527	10,905,714,004	11,107,667,639	6,315,945,980
Non-ferrous metals	38,032,059,420	39,979,836,861	53,698,837,384	52,776,675,819	79,783,926,928	36,637,511,671
Processed food	7,729,941,421	9,256,758,611	11,837,616,368	9,970,255,075	8,549,399,217	4,722,472,207
Petroleum and petroleum products	9,023,331,763	10,327,772,335	10,386,760,879	9,690,254,276	8,069,135,090	4,841,410,402
Paper & paper products	6,337,515,533	6,496,047,461	7,204,760,221	6,457,086,975	5,725,486,130	2,836,341,941
Other chemicals products	3,703,207,225	4,332,267,519	6,449,811,991	5,203,609,981	4,920,456,774	2,577,738,722
Other	54,836,811,517	37,159,499,654	49,565,472,664	43,883,764,138	43,562,409,008	21,233,600,044
Total exports	208,284,858,230	215,247,780,638	277,993,018,280	255,560,038,749	291,129,002,850	152,490,127,549
Imports
Non-electrical machinery(3)	29,585,084,361	35,579,877,422	45,957,240,504	45,508,835,335	50,100,815,154	27,155,937,003
Motor vehicles, parts & accessories	25,249,938,144	31,777,832,025	42,321,375,851	42,467,881,580	50,275,000,684	29,944,309,396
Mining	28,500,815,994	31,869,416,030	35,790,983,802	33,816,168,354	45,021,731,873	22,655,729,613
Radio, Television and Communications	15,110,224,692	15,516,242,105	19,197,171,660	14,622,128,443	18,495,681,682	10,235,084,636
Other chemical products	11,375,976,100	13,389,783,733	17,405,878,142	15,231,015,009	15,351,561,065	8,552,932,943
Industrial chemicals	10,975,278,786	12,257,436,777	16,609,245,749	13,857,539,235	15,492,573,908	8,092,229,222
Professional equipment, etc.	6,224,404,326	7,517,754,482	9,890,264,307	8,385,839,210	9,331,382,474	4,961,695,028
Transport equipment(4)	6,827,814,704	9,105,019,326	10,375,139,828	13,913,613,418	18,916,477,260	8,713,698,933
Electrical machinery	5,813,510,434	6,611,914,240	8,239,859,606	8,219,294,994	8,013,918,116	4,312,271,159
Processed food	5,760,972,163	6,813,853,582	8,283,921,179	8,288,608,458	10,026,224,563	5,072,949,102
Metal products	3,231,791,430	3,952,460,179	5,267,781,629	4,672,918,036	5,455,194,613	2,823,877,780
Other	39,408,551,717	41,049,658,445	55,119,317,788	49,446,910,895	59,887,420,773	31,989,047,684
Total Imports	188,064,362,851	215,441,248,346	274,458,180,045	258,430,752,967	306,367,982,165	164,509,762,499

Notes:—

(1)	Not adjusted for balance of payments purposes.

(2)	The totals for the geographical distribution of foreign trade presented in the table titled ‘‘Distribution of Trade’’ may differ from the data presented herein due to the differing methodologies employed (see ‘‘The External Sector of the Economy — Geographic Distribution of Trade’’). Further, note that the data presented herein was calculated using data from the IDC, whereas the balance of trade figures provided below and set out in the section titled ‘‘Summary Information’’ were calculated by the South African Reserve Bank using different methodology.

(3)	Excluding metal products.

(4)	Excluding machinery and equipment.

(5)	Estimates for the first two quarters of 2005.

Source: South African Industrial Development Corporation.

The following table sets forth South Africa's balance of trade for the periods indicated.

Balance of Trade

Year		Balance of Trade (millions of Rand)
2001		44,597
2002		50,247
2003		26,682
2004		(1,234)
2005		(12,005)
2006	(1)	(40,448)

(1)	To June 30, 2006.

Source: South African Reserve Bank.

Exports

South Africa's exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.

The value of South Africa's merchandise exports, which had experienced an upward trend between 1997 and 2002, decreased by 10.5% in 2003 before increasing again by 8.7% in 2004 and 13.8% in 2005. The upward trend continued in 2006 with an increase of 12.5% in the second quarter following a decline of 4.5% in the first quarter. The increases in the value of merchandise exports were primarily boosted by increased exports volumes of 5.4% in 2004 and 8.5% in 2005. For the first half of 2006, export volumes were slightly lower. The appreciation of the Rand, which began in 2003 and continued into the first quarter of 2006, combined with strong domestic expenditure, caused demand for imports to gain momentum and undermined the relatively good export performance that has started in 2004. Export prices, expressed in Rand, increased by 3.1% in 2004, 4.7% in 2005.and by 5% in the first half of 2006.

For the calendar year 2005 as a whole, net proceeds from gold exports declined by 5.8%. Whereas net gold exports increased steadily in 2001 and 2002 because of the depreciation of the Rand, the Rand's appreciation from 2003 to 2005 has had a negative impact on the average Rand price of gold, and consequently a negative impact on net gold exports. In 2002, the average Rand price of gold was R3,242 per fine ounce compared to R2,740 and R2,637 for 2003 and 2004 respectively and then slightly higher at R2,825 in 2005. The average Rand price however, increased significantly in the first half of 2006 to R3,717, mainly on the back of strong increases in the US dollar price of gold. The downward trend in gold production continued with the volume of net gold exports declining by 12.5% in 2005 and a further 11% in the first half of 2006.

Imports

Firm growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 16.6% in 2004 and further 11.4% in 2005. Notwithstanding an appreciating Rand exchange value, the Rand prices of imported goods increased by 0.8% in 2004 and 3.5% in 2005 and further by 1% in the first half of 2006. The value of merchandise imports increased by 17.8% and 15.4% in 2004 and 2005 respectively before increasing even further by 8.7% in the first half of 2006.

South Africa's Commitment to the WTO

South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa reduced its tariffs on industrial products by approximately one third from the levels prevailing in 1994. This occurred over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for, and completed in, an eight-year period to 2002).

South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously undertook a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolition of South Africa's remaining import surcharges is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See ‘‘The South African Economy — Principal Sectors of the Economy — Manufacturing.’’ South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from Government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Japan, Norway, Russia, Switzerland and the United States.

Geographic Distribution of Trade

During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully re-established its links with the outside world following the 1994 elections. See ‘‘Republic of South Africa — International Relations.’’

The following table sets forth the distribution of South Africa's exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2003	2004	2005	2006(1)
	(Rand’1000)
Exports
Australia	5,723,886	5,157,620	9,704,431	5,111,301
Belgium	7,364,724	7,210,780	8,967,397	5,345,958
China	6,704,340	6,580,392	8,763,191	6,444,505
France	5,161,144	5,513,816	6,493,900	4,002,768
Germany	18,071,769	20,391,036	20,076,405	13,588,557
India	3,350,322	3,713,043	7,393,783	2,659,372
Italy	6,952,868	7,784,031	7,510,853	4,649,051
Japan	24,172,021	26,601,871	33,156,988	22,478,373
Mozambique	5,676,203	5,077,739	6,402,557	3,375,727
Netherlands	11,405,869	12,077,595	14,893,215	9,694,382
Spain	6,156,553	7,140,342	8,713,357	5,133,129
Switzerland	5,743,533	5,270,604	7,875,350	5,845,485
United Kingdom	24,170,332	27,869,388	32,377,308	16,732,089
United States	28,841,353	29,990,930	31,453,701	22,028,043
Zimbabwe	6,551,409	6,182,317	7,486,859	3,979,284
Other	109,628,330	115,554,764	119,045,478	75,062,114
Total	275,674,656	296,116,268	331,314,773	206,130,138
Imports
Australia	6,112,773	7,247,278	7,353,296	5,171,671
Brazil	5,343,984	6,413,381	8,341,326	4,902,865
China	16,600,250	23,021,153	31,476,631	22,207,516
France	15,463,951	18,768,189	15,428,636	10,427,386
Germany	38,451,417	43,644,943	49,196,559	30,958,449
India	3,126,148	4,547,261	7,029,784	5,240,833
Iran	9,286,363	15,222,821	14,324,471	10,807,737
Italy	8,418,809	9,268,130	10,349,030	7,590,819
Japan	18,236,646	20,942,096	23,750,596	16,713,890
Korea	4,184,035	6,492,796	9,244,108	6,391,838
Netherlands	4,410,527	4,536,096	5,419,419	3,808,819
Saudi Arabia	15,049,987	17,085,370	19,407,621	12,619,535
Spain	3,845,187	4,321,943	5,618,968	3,901,782
United Kingdom	22,596,969	21,125,373	20,129,842	12,462,197
United States	25,079,415	25,970,404	27,354,066	17,586,229
Other	61,142,864	77,145,381	94,957,411	71,424,157
Total	257,349,325	305,752,615	349,381,764	242,215,723

Note:—

(1)	As at the end of July 2006.

Source: South African Revenue Services.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments(1)

	2000	2001	2002	2003	2004	2005	2006(8)	2006(8)
	(millions of Rand)						Q1	Q2
Current account
Merchandise exports (f.o.b)(2)	194,223	236,556	289,608	259,328	281,827	320,650	78,666	92,194
Net gold exports(3)	27,838	29,276	43,643	32,106	28,698	27,023	7,333	8,426
Service receipts	34,950	39,752	49,039	59,359	57,887	65,054	18,073	15,962
Income receipts	17,432	21,125	22,711	21,373	20,975	29,304	7,110	12,161
Less: Merchandise imports (f.o.b)(2)	189,411	221,235	283,004	264,752	311,759	359,678	93,883	110,709
Less: Payments for services	40,346	44,692	56,528	61,582	66,524	75,354	19,851	21,954
Less: Income payments	39,456	53,301	52,111	56,244	49,083	60,338	16,265	18,860
Current transfers (net receipts+)	(6,422)	(6,257)	(5,844)	(6,349)	(9,486)	(11,035)	(2,997)	(4,432)
Balance on current account	(1,192)	1,224	7,514	(16,761)	(47,465)	(64,374)	(21,814)	(27,212)
Capital transfer account (net receipts+)	(359)	(256)	(163)	327	338	193	53	37
Financial account
Direct investment
Liabilities(4)	6,158	58,504	7,958	5,550	5,155	40,588	8,419	3,207
Assets(5)	(1,878)	27,359	4,195	(4,275)	(8,721)	(432)	1,815	(8,682)
Net direct investment	4,280	85,763	12,153	1,275	(3,566)	40,156	10,234	(5,475)
Portfolio investment
Liabilities	11,793	(24,000)	5,344	7,548	44,875	36,242	52,804	35,926
Assets	(25,628)	(43,626)	(9,619)	(1,001)	(5,946)	(5,868)	(2,982)	(3,267)
Net portfolio investment	(13,835)	(67,626)	(4,275)	6,547	38,929	30,374	49,822	32,659
Other investment
Liabilities	10,828	(10,226)	304	14,594	10,881	22,078	20,348	23,455
Assets	636	(31,158)	(4,329)	(36,919)	(2,163)	(22,789)	(33,812)	(36,011)
Net other investment	11,464	(41,384)	(4,025)	(22,325)	8,718	(711)	(13,464)	(12,566)
Balance on financial account	1,909	(23,247)	3,853	(14,503)	44,081	69,819	46,592	14,628
Unrecorded Transactions(6)	5,008	10,042	4,876	26,079	40,574	28,625	(13,235)	15,913
Change in net gold and other foreign reserves owing to balance of payments transactions	5,366	(12,237)	16,080	(4,858)	37,528	34,263	11,596	3,366
Change in liabilities related to reserves(7)	(1,922)	13,571	(20,090)	1,911	2,949	2,577	73	153
SDR allocations and valuation adjustments	8,758	31,630	(20,041)	(11,262)	(10,617)	11,003	208	25,634
Net monetization (+) / demonetization (−) of gold	(563)	622	(563)	1,137	84	(226)	10	37
Change in gross gold and other foreign reserves	11,639	33,586	(24,614)	(13,072)	29,944	47,617	11,887	29,190
Change in capital transfer and financial accounts including unrecorded transactions	6,558	(13,461)	8,566	11,903	84,993	98,637	33,410	30,578

Notes:—

(1)	Data for the previous four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the Reserve Bank and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10 per cent of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10 per cent of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign liabilities of the Reserve Bank and short-term foreign loans to the Central Government by international organizations.

(8)	Note that the figures in these columns are for the first and second quarters of 2006.

Source: South African Reserve Bank.

Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.1 billion in 1994 to deficits thereafter, reaching a deficit of R13.1 billion, or 1.8% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See ‘‘— Foreign Trade’’ above. The deficit in the current account narrowed to R4.2 billion in 1999, R1.2 billion in 2000 and reversed into a surplus of R1.2 billion in 2001. Although South Africa recorded a current account surplus of R7.5 billion in 2002, the current account balance thereafter reversed to a deficit from 2003 onwards and recorded a deficit of R64.4 billion in 2005. A deterioration of the trade balance was the principal cause of this deterioration in the current account balance. The current account deficit which amounted to R55.2 billion (seasonally adjusted and annualized) in the second quarter of 2005 widened to R68.4 billion in the third quarter and R71.6 billion in the fourth quarter of 2005. This deficit has since swelled to R102.4 billion in the first two quarters of 2006.

As a consequence of the depreciation of the Rand, the value of merchandise exports rose by approximately 11.4% in 1999, 28.9% in 2000, 21.8% in 2001 and 22.4% in 2002. However, with the rapid appreciation of the Rand in 2003, the value of merchandise exports decreased by 10.5% in 2003 and thereafter increased by 8.7% in 2004 and 13.8% in 2005. On a quarter-to-quarter basis, merchandise exports grew by 12.5% in the second quarter of 2006. The overall rise in the value of exported goods was mainly observed in the mining and manufacturing export categories.

Following a decline of 7.2% in 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 26.4% in 2003, 10.6% in 2004 and 5.8% in 2005. While the volume of net gold exports moved sideways from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of U.S.$290 per ounce in the first quarter of 2002 to U.S.$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted further in 2003 and, despite an increase in the average fixing price of gold on the London market, the average realized price in Rand terms declined from R3,242 per fine ounce in 2002 to R2,740 in 2003. The gold price in Rand terms improved to an average R3,717 for the first six months of 2006.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in 2000 to R221.2 billion in 2001, and to R283.0 billion in 2002. In 2003, the value of merchandise imports decreased to R264.8 billion, and then started to rise again. Declining wholesale prices in South Africa's main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 11.0% in the average level of import prices from 2002 to 2003. In 2004, the value of merchandise imports increased briskly to R311.8 billion, to R359.7 billion in 2005 and to R414.6 billion in the first two quarters of 2006 (seasonally adjusted and annualized). Rising production prices in South Africa's trading-partner countries, together with the decline in the nominal effective exchange value of the Rand and higher international crude oil prices raised import prices on average by 4.2% in the second quarter of 2006. The higher level of domestic expenditure lifted the value of imports by 13.5% to R440.9 billion in the second quarter of 2006.

The deficit in the services, income and current transfers accounts widened form R46 billion in 2004 to R52 billion in 2005 and for the first two quarters of 2006 widened further to about R62 billion on an annualized basis.

Financial Account

During 2005 the surplus on the financial account of the balance of payments (including unrecorded transactions) recorded a new record level of R98.6 billion.

The positive sentiment towards emerging market securities continued into the first half of 2006 when a surplus of R64.0 billion was recorded on the financial account with the rest of the world.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements(1)

	2001	2002	2003	2004	2005	2006(8)
	(millions of Rand)
Liabilities(2)
Direct Investment(3)	58,404	7,958	5,550	5,155	40,588	11,626
Public corporations	—	(383)	—	(12,659)	—	—
Banking sector	—	—	165	1,640	31,134	—
Private non-banking sector	58,404	8,341	5,385	16,174	9,454	11,626
Portfolio investment	(24,000)	5,344	7,548	44,875	36,242	88,730
Monetary authorities	—	—	—	—	—	—
Public authorities	(13,999)	10,231	3,899	3,099	(9,967)	10,980
Public corporations	(5,099)	(244)	(756)	238	(7,239)	5,634
Banking sector	4,128	(1,745)	(707)	2,988	3,476	6,420
Private non-banking sector	(9,030)	(2,898)	(5,112)	38,550	49,972	65,696
Other Investments	(10,266)	304	14,594	10,881	22,078	43,803
Monetary authorities(4)	(46)	802	(564)	689	688	(1,213)
Public authorities	1,157	21,906	(1,975)	(2,078)	2,058	102
Public corporations	(3,709)	(680)	(646)	(3,337)	(1,633)	(1,466)
Banking sector	(6,416)	(16,676)	(1,273)	7,527	16,322	32,689
Private non-banking sector	(1,212)	(5,048)	19,052	8,080	4,643	13,691
Assets(5)
Direct Investment(6)	27,359	4,195	(4,275)	(8,721)	(432)	(6,867)
Public corporations	—	—	—	—	—	0
Banking sector	10	—	—	—	638	25
Private non-banking sector	27,349	4,195	(4,275)	(8,721)	(1,070)	(6,892)
Portfolio investment	(43,626)	(9,619)	(1,001)	(5,946)	(5,868)	(6,249)
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Public corporations	—	—	—	—	—	—
Banking sector	50	(344)	(133)	408	2,785	804
Private non-banking sector	(43,676)	(9,275)	(868)	(6,354)	(8,653)	(7,053)
Other Investments(7)	(12,324)	16,738	(36,919)	(2,163)	(22,789)	(69,823)
Monetary authorities	(1)	3	7	31	(43)	—
Public authorities	(3,361)	(4,395)	(2,955)	(669)	(2.678)	(1,228)
Public corporations	102	(482)	967	(441)	12	80
Banking sector	(2,703)	(4,422)	(57,401)	(15.260)	(20.408)	(61,706)
Private non-banking sector	(6,361)	26,034	22,463	14.176	328	(6,969)

Notes:—

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(7)	Including the long-term assets of the South African Reserve Bank and the Corporation of Public Deposits.

(8)	Through the first two quarters of 2006.

Source: South African Reserve Bank.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2005 and 2006 is not yet available.

Foreign Direct Investment

	2000	2001	2002	2003	2004
	(millions of Rand)
South African foreign direct investment
Europe	208,937	193,323	142,819	137,356	165,503
Africa	12,265	14,031	13,340	15,837	23,601
Americas	16,474	16,508	22,625	16,966	17,454
Asia	1,671	3,698	4,301	3,510	3,174
Oceania	5,241	3,856	6,796	6,807	6,807
Other	65	—	30	31	121
Total	244,653	231,416	189,911	180,507	216,660
Foreign direct investment in South Africa
Europe	292,632	332,336	211,208	245,823	301,045
Americas	22,852	22,414	25,139	32,047	34,132
Asia	10,154	10,740	13,872	20,480	15,200
Africa	2,279	5,049	5,468	4,659	4,167
Oceania	548	156	150	429	544
Other	394	—	—	—	—
Total	328,859	370,695	255,837	303,438	355,088

Source: South African Reserve Bank.

From the end of 1985 to the end of 2005, South Africa's total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 41.4% to 19.4% and, expressed as a percentage of the country's exports of goods and services, decreased from 126.1% to 62.6%. See also ‘‘National Government Debt — Debt Record.’’

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	2001	2002	2003	2004	2005	2006(6)
	(millionsofRand)(2)
Affected debt(3)
Public sector	—	—	—	—	—	—
Monetary sector(4)	—	—	—	—	—	—
Non-monetary private sector	—	—	—	—	—	—
Total affected debt	—	—	—	—	—	—
Other foreign-currency-denominateddebt
Public sector	36,452	43,281	32,893	27,513	29,264	32,682
Monetary sector(4)	107,712	54,805	39,036	39,302	49,610	71,903
Non-monetary private sector	72,505	50,978	45,805	35,758	40,982	54,927
Bearer bonds and notes	72,481	67,480	64,235	54,586	59,855	78,821
Long-term loans(5)	1,487	260	53	—	—	—
Total other foreign-currency-denominated debt	290,637	216,804	182,022	157,159	179,711	238,333
Total foreign-currency-denominateddebt	290,637	216,804	182,022	157,159	179.711	238,333

Notes:—

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	South Africa's external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $23.7 billion in 1985, approximately $15 billion of which was repayable within 15 months. Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the Rand. In September 1985, the Minister of Finance announced that repayments of certain ‘‘affected’’ indebtedness to foreign creditors would be prohibited during the last four months of 1985, later extended to the end of March 1986 (the Standstill). Of South Africa's total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as ‘‘affected’’ debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the South African Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the non-affected debt), and all such obligations in respect of public debt have been fully met. In March 1986, the First Interim Debt Arrangement provided for the extension of the standstill on repayment of affected debt of $13.6 billion until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. In September 1993, agreement was reached with South Africa's foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt which was repaid to creditors in full from February 1994 through August 2001. Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt: in the case of non-affected debt, pursuant to the terms of original contract obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

(4)	Including lending to other sectors.

(5)	Debt converted to long-term debt outside the standstill net.

(6)	For the period to June 2006.

Source: South African Reserve Bank.

Reserves and Exchange Rates

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial Rand and the dual exchange rate in 1995.

Following significant depreciation of the Rand in 2001, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the Southern African region along with the chance of a rise in interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The Rand strengthened in the first few months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the Rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government's restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the Rand in the final months of 2002. The Rand's value appreciated considerably in 2002, and at December 31, 2002, was up 24.2% from its level on December 31, 2001.

Although the political and economic crisis in Zimbabwe worsened, the Rand's value continued to appreciate in 2003 in part as a result of rising foreign-currency prices of South Africa's main export commodities, the depreciation of the U.S. dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand appreciated further by 11.7%, supported by a relatively weaker US dollar, firm commodity prices and positive investor sentiment towards South Africa. As at 31 December 2005, the external value of the Rand had depreciated by 2.2% compared to the end of 2004. The currency continued its gradual weakening and had depreciated by 21.4% from the end of 2005 to the end of September 2006.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End
2001	7.4822	13.0028	8.6031	12.0862
2002	8.6580	12.5359	10.5165	8.6580
2003	6.2577	9.0398	7.5647	6.6558
2004	5.6148	7.5197	6.4499	5.6356
2005	5.6497	6.9186	6.2998	6.5033
2006(1)	5.967	7.952	6.5873	7.7043

Note:—

(1)	For the period through September 2006.

Source: South African Reserve Bank.

Change in Reserves

South Africa's net international reserves increased by R5.4 billion in 2000 and (R12.2) billion in 2001. Cumulatively, the country's net international reserves rose by R16.0 billion in 2002, by a further R4.9 billion in 2003, R37.5 billion in 2004 and by further 34.3 billion in 2005. During the first eight months of 2006 the country's net international reserves rose by a further R19.1 billion. South Africa's gross gold and other foreign reserves increased from U.S.$7.5 billion at the end of December 2001, to U.S.$7.6 billion at the end of December 2002, to U.S.$8.0 billion at the end of December 2003, to U.S.$14.7 billion at the end of 2004, and to U.S.$20.7 billion at the end of 2005 and further to U.S.$24.7 at the end of September 2006. Expressed in Rand terms, the gross gold and other foreign exchange reserves declined from R90.6 billion at the end of December 2001 to R65.9 billion at the end of December 2002 and increased to R52.9 billion at the end of December 2003, to R82.9 billion at the end of 2004 to R130.5 at the end of December 2005 and further to R191.2 at the end of September 2006. Import cover improved to 9 weeks' worth at the end of 2002, 7 weeks' worth at the end of 2003, to 13 weeks' worth at the end of 2005 and further to 15 weeks worth at the end of June 2006.

Short-term credit facilities utilized by the South African Reserve Bank remained unchanged at R20.8 billion from the end of March 2001 to the end of July 2001, at which time the South African Reserve Bank and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The South African Reserve Bank was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the South African Reserve Bank rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the South African Reserve Bank amounted to U.S.$3.5 billion at the end of June 2005.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	At December 31,						As at Sept 29,
	2000	2001	2002	2003	2004	2005	2006
	(millions of Rand)
South African Reserve
Bank Gold reserves(1)	10,982	17,302	14,990	9,799	8,887	12,970	18,629
Foreign Exchange Reserves
SDRs(2)	2,192	3,389	2,607	2,190	1,941	2,015	2,561
Other(3)	43,831	69,900	48,380	40,916	72,020	115,480	170,028
Total	57,005	90,591	65,977	52,905	82,848	130,465	191,218
National Government(3)(4)	11	11	11	11	12	12	12
Gross gold and other foreign reserves	57,016	90,602	65,988	52,916	82,860	130,477	191,230
Rest of Monetary Sector(4)	27,201	62,192	66,653	112,399	101,684	126,542	159,712

Notes:—

(1)	Up to 5 March 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From 6 March gold reserves were valued at market price taken at 14:30 on each valuation date.

(2)	Special Drawing Rights.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.

Source: South African Reserve Bank.

PUBLIC FINANCE

Background

South Africa's public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the South African Government's public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government and the provincial governments are jointly referred to in this document as the ‘‘Consolidated Government.’’ The budgets of the National Government and the provincial governments are jointly referred to in this document as the ‘‘Consolidated Budgets.’’ The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor, and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001, to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and managed to record a cash surplus of R3.8 billion in 2004-2005. The third actuarial evaluation in March 2005 determined that the UIF will have a strong cash flow position for the next 10 years, requiring that it sets up reserves of R8.7 billion. At the end of March 2005, the UIF accumulated R10.2 billion in reserves. The UIF continues to register a surplus and, in the 2006-2007 fiscal year, the UIF is projected to record a surplus of R4.336  billion. It is estimated that the UIF estimated budget balance will be in surplus over the next three financial years; R4.5 billion in 2007-2008, R4.8 billion in 2008-2009 and R5 billion in 2009-2010, respectively.

An independent review of the corporate form of the Fund as a public entity was completed in March 2005. As a result of the review, and to improve efficiencies, the UIF will begin to be transformed the Fund into a ring-fenced departmental agency. The Fund has made substantial improvements in terms of financial viability and service delivery. New information management systems will improve the quality and turnaround times of claims processing, provide more rapid responses to client enquiries, and fully integrate the Fund’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment.

Compensation Funds (CF)

The CF support employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remained financially sound, it had administrative inefficiencies. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the Department has now introduced an automated system called ‘FYI’. This system has significantly improved the Department's processing record. The Department has however, come to the conclusion that the Fund should undergo restructuring. This work will be carried out in a manner that takes into account the commitment already made by Cabinet to integrate the OHS and the Compensation Fund competencies across government

Road Accident Fund (RAF)

The liabilities of the RAF, including their short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of motor vehicle accidents. The reform process started following the publication of the report of the RAF Commission, in 2002. The report’s recommendations have been assessed for impact and implications, and after extensive consultation a policy change towards a non-fault benefit scheme was supported. Work on the non-fault benefit scheme is scheduled to start in mid-2006 with the publication of a policy document. In the meantime, the RAF received an urgent transfer of R2.7 billion that will ensure that it can meet its liabilities for 2005-2006. Although this gave only a temporary relief, it generated a surplus of R1.7 billion that will partially offset the future deficit over the 2006 Medium Term Expenditure Framework.

South African Social Security Agency (SASSA)

The Agency is implemented in accordance with the SASSA Act 9 of 2004. The administration and payment of grants will be shifted from the Department of Social Development and be administered by the Agency which is registered as a public entity. Funding of R110 million (2005-2006), R315 million (2006-2007), R158 million (2007-2008) and R167 million (2008-2009) is allocated for SASSA to become fully operational, representing 14.9% growth over the period. Additional allocations of R50 million in 2007-2008 and 2008-2009 will fund improvements to the integrity of the social grants administration system.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

The Public Finance Management Act of 1999, regulates the National Government's financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003, took effect in July 2004. The Act aims to modernize budget and financial management practices by placing local government finances on sustainable footing and also put in place a sound governance framework.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces' own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays, finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997, which established the Budget Council and the Budget Forum to consider intergovernmental budget issues, was enacted.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government's commitment to extend basic services to low-income households at affordable prices. The local government equitable share increased from R7.4 billion in the 2003-2004 fiscal year to R8.6 billion in 2004-2005 and is projected to increase to R12.4 billion in the 2007-2008 fiscal year, as subsidizing services to low-income householders gains prominence in government policy. While municipalities perform the central role in implementing the National Government's free basic services commitment, transfers from the National Government provide a significant portion of the financial resource necessary to do so.

Since 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In 2004 the City of Johannesburg issued two bonds, raising a total of R2 billion. In April 2005, the issuance of an eight-year R0.7 billion bond by the City of Johannesburg brought the total nominal value of its bonds to R2.7 billion.

The National Budget Process

The South African Government's fiscal year ends on March 31 of each year. The Cabinet conducts the preparation of the National Budget, with the assistance of a Ministers' Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance, the Minister of Trade and Industry, and the Minister of Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The Minister of Finance presents the National Budget to Parliament in February or March of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year's National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into ‘‘votes’’ for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since the 1998-1999 fiscal year. This Medium Term expenditure framework is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

Around the end of October each year, the Minister of Finance presents the MTBPS. This ‘‘mini budget’’ may make amendments to some elements of the National Budget and the Consolidated Budget.

Medium Term Budget Policy Statement

In the 2006 MTBPS, the National Government projects revenue of R466.4 billion for the 2006-2007 fiscal year (26.7% of GDP), an increase of R20 billion from its prior projection of R446.4 billion. Total expenditure is estimated at R474.2 billion for 2006-2007, an increase of R1.5 billion from its prior projection, resulting in a projected budget deficit of 0.4% of GDP for the fiscal year, compared with earlier projections of 1.5%. The 2006 MTBPS projects a budget surplus of 0.5% of GDP in 2007-2008, and a budget deficit of 0.2% of GDP in 2008-2009 and 0.4% of GDP in 2009-2010, respectively.

The increase in projected revenue is based on faster economic growth in the country as well as revenue trends for the first six months of the fiscal year. For the 2007-2008 fiscal year, projected budget revenue has been raised to R543 billion, while for 2008-2009, the revenue estimate has been revised upward to R586.4 billion. The National Government projects total revenue of R633.5 billion for 2009-2010. As a percentage of projected GDP, these revenue estimates total 28.2%, 27.7%, and 27.2%, respectively.

The MTBPS sets out the National Government's choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government's economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the national budget.

The 2006 MTBPS presents certain spending priorities to provide further impetus to growth and broadening participation in the economy both in the (MTEF) and in the years beyond. In this regard spending estimates over the next three years have been revised upwards, with total spending for 2007-2008 estimated at R533.7 billion (27.7% of GDP), rising to R590.2 billion (27.8% of GDP) in 2008-2009 and R643.7 billion (27.6% of GDP) in 2009-2010.

The increased revenue projections combined with lower debt service costs have allowed the National Government to allocate an additional R80 billion for additional spending over the next three years. This represents an average real growth of 7% per year in the National Government's non-interest spending across the MTEF.

Investment in infrastructure by public enterprises such as Eskom, Transnet and Telkom, as well as by national, provincial and local government, will accelerate over the next three years with an average growth rate of 14.6% over the MTEF. Over the next three years an additional R28,0 billion has been proposed for infrastructure investment in electrification, roads, commuter rail, housing and bulk infrastructure.

At provincial level, a further R4.2 billion is assigned for the provincial infrastructure grant, which will fund school buildings, provincial roads, clinics and other infrastructure. Infrastructure allocations to local government also grow strongly with proposed additions amounting to R15.0 billion which include the municipal infrastructure grant, the neighborhood development grant and the integrated electrification programmed. These additions also include amounts for World Cup stadiums, R7.8 billion, and pubic transport infrastructure and systems, R4.3 billion.

Debt service costs are forecast to decline both as a percentage of GDP and of total government expenditure, reaching 2.2% of GDP in 2009-2010 from 3.0% of GDP currently. Debt service costs are projected to be R53.8 billion in 2007-2008 and R54.1 billion in 2008-2009.

2006 National Budget and Consolidated Budgets

2006 National Budget

In February 2006, the South African Minister of Finance submitted the 2006 National Budget to Parliament.

The 2006 National Budget and the three-year MTEF estimates continued the expansionary fiscal stance initiated in 2001 and gave effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.

The 2006 National Budget allocated an additional R42.9 billion to the nine provincial governments for the 2006 MTEF(table 7.2 Budget Review 2006), each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2006 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimated that total budgetary revenues for the 2006-2007 fiscal year would amount to R446.4 billion. National Budget expenditure for the 2006-2007 fiscal year was estimated at R472.7 billion. Consequently, a main budget deficit of R26.4 billion, or 1.5% of GDP, was forecast. A net borrowing requirement of R24.7 billion was expected, which included extraordinary receipts totaling R1.7 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since 1998 have reduced the anticipated growth of debt interest costs. (Ch 3 and 5 BR 2006)

In January 2001, South Africa's source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

Tax reforms introduced in 2006-2007 included a net tax relief of R19.1 billion, in addition to the reduced tax liabilities arising from the abolition of the RSC levies. Specific changes were aimed at reducing compliance costs and providing an enabling environment for small businesses. Key measures included tax relief for small business corporations, changes to transfer duty thresholds, monetary thresholds for capital gains and estate duty, lowering of tax rates paid by individuals, lowering of tax rate on retirement funds, incentives to boost R and D and the abolishment of ad valorem excise duties on certain products. (Ch 4 BR 2006)

2006 Consolidated Budgets

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See ‘‘Public Finance — Background.’’

The 2006 Consolidated National Budget expenditure was budgeted at R488.4 billion for 2006-2007. The deficit on the consolidated national budget is lower than that in the main budget due to significant surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.

The estimated 2006 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government's commitment in improving the social well being of South Africans.

Education remained the largest category of expenditure followed by welfare and social security services. Healthcare expenditure was also very significant as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see ‘‘Republic of South Africa — HIV and AIDS’’). Economic services spending as well as protection services spending has accelerated and remained an important feature of the Consolidated Budget in 2006-2007.

The following table sets forth the consolidated National Government expenditure for the periods indicated.

Consolidated Government Expenditure(1)

	2002-2003		2003-2004		2004-2005		2005-2006
	Estimated outcome	% of total	Estimated outcome	% of total	Estimated outcome	% of total	Revised estimate	% of total
	(R million)
General government services and unallocatable expenditure(2)	19,332.6	7.3%	22,446.4	7.4%	24,284.5	7.2%	25,513.8	6.6%
Protection services	55,026.5	20.8%	59,663.3	19.7%	64,261.9	19.1%	73,738.3	19.2%
Defence and intelligence	21,060.4	8.0%	22,576.1	7.5%	22,651.2	6.7%	26,196.0	6.8%
Police	21,323.8	8.1%	23,800.3	7.9%	26,787.9	8.0%	30,792.7	8.0%
Prisons	7,731.5	2.9%	8,085.9	2.7%	9,076.8	2.7%	10,008.3	2.6%
Justice	4,910.8	1.9%	5,201.1	1.7%	5,746.0	1.7%	6,741.4	1.8%
Social services	151,800.3	57.4%	177,520.6	58.7%	199,085.4	59.2%	227,979.1	59.3%
Education	62,012.2	23.5%	70,130.1	23.2%	75,485.1	22.5%	83,437.0	21.7%
Health	34,391.6	13.0%	38,673.3	12.8%	42,319.4	12.6%	47,751.8	12.4%
Social security and welfare	42,218.3	16.0%	52,158.0	17.2%	62,462.5	18.6%	74,303.4	19.3%
Housing	5,602.4	2.1%	5,977.3	2.0%	6,544.2	1.9%	7,666.3	2.0%
Community development(3)	7,575.8	2.9%	10,582.0	3.5%	12,274.1	3.7%	14,820.6	3.9%
Economic services	38,157.4	14.4%	43,016.4	14.2%	48,565.3	14.4%	57,451.6	14.9%
Water schemes and related services	4,657.9	1.8%	5,346.5	1.8%	5,792.8	1.7%	6,108.7	1.6%
Fuel and energy	1,724.4	0.7%	1,674.6	0.6%	1,902.9	0.6%	2,823.7	0.7%
Agriculture, forestry and fishing	5,291.8	2.0%	6,425.9	2.1%	7,127.8	2.1%	8,572.8	2.2%
Mining, manufacturing and construction	1,135.9	0.4%	1,449.7	0.5%	1,570.9	0.5%	2,115.5	0.5%
Transport and communication	14,289.4	5.4%	15,616.0	5.2%	17,862.4	5.3%	19,875.7	5.2%
Other economic services(4)	11,058.0	4.2%	12,503.7	4.1%	14,308.6	4.3%	17,955.2	4.7%
Subtotal: Votes and statutoryamounts	264,316.8	100.0%	302,646.8	100.0%	336,197.1	100.0%	384,682.8	100.0%
Plus:
Contingency reserve	—	—	—	—	—	—	—	—
Total non-interest expenditure	264,316.8	—	302,646.8	—	336,197.1	—	384,682.8	—
Interest	46,807.7	—	46,312.9	—	48,851.2	—	51,160.0	—
Total consolidated expenditure	311,124.5	—	348,959.7	—	385,048.3	—	435,842.8	—

Notes:— Numbers may not total due to rounding.

(1)	Comprise National Government, regional governments (including the former TBVC states and former self-governing territories), as well as transfers to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments.

(2)	Mainly general administration, costs of raising loans and unallocable capital expenditure.

(3)	Including cultural, recreational and sports services.

(4)	Including tourism, labor and multi-purpose projects.

During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the South African Reserve Bank on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the South African Reserve Bank. Consolidated general government expenditure was 27.2% of GDP in the 2004-2005 fiscal year and the public sector borrowing requirement was R38.9 billion, or 2.8% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. For administrative reasons, tax revenue is largely collected nationally and non-tax user charges are levied principally by provincial and local authorities and by extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus permitting a reduction in tax rates in due course. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

In April 2000, a skills development levy (SDL) was introduced. This levy is used to fund training and education programs administered by the Department of Labour through various sector education and training authorities (SETA's). The 2005-2006 National Budget proposed to increase the annual payroll threshold to R500,000 before companies would become liable for the SDL and to drop the requirement that businesses must account for the SDL if at least one of their employees is registered for PAYE (Pay As You Earn tax).

Regional Service Council (RSC) levies were introduced in the 1980’s to build infrastructure in previously disadvantaged areas. The RSC levies were payable by businesses (as the levy had two tax bases, payroll and turnover of companies) to regional service councils who in turn later paid same over to municipalities. The 2006-2007 National Budget proposed the elimination of such RSC levies with effect from 30 June 2006.

Effective as of January 2001, the tax regime was changed to a residence-based income tax regime, although the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from 1 October 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

New measures were also announced in 2000-2001 to regulate the tax environment of Public Benefit Organizations (PBOs). The range of institutions to which taxpayers can make tax-deductible donations was widened and the level of allowable deductions increased for individual taxpayers. In 2003, the scope of tax preferences was further expanded to include public benefit activities involved in the areas of welfare and humanitarian aid, health care, land and housing, education and development, promotion of media access and low-income housing. Tax rules were also changed to allow local PBOs to receive foreign donations without losing their tax-exempt status. The 2005-2006 National Budget introduced a partial taxation system to accommodate the business activities of PBOs. This provides for the trading-business activities of a PBO, in excess of a prescribed limit, to become fully taxable without termination of its tax-exempt status. In the 2006 National Budget, proposals were made to allow for the trading income of all PBOs to be subject to tax at a uniform rate irrespective of the legal form (whether such PBO is a trust, company or association of persons). Restrictions concerning investment of PBO surplus funds are relaxed. In addition, branches and agencies of foreign PBOs will qualify for income tax exemption if the PBO can demonstrate that they have income tax exempt status in their home countries. To reduce the compliance burden for small PBOs, a simplified registration process and annual tax return procedure was introduced.

An exchange control amnesty accompanied by an income tax amnesty was announced in the 2003-2004 National Budget. This was because many South African individuals and businesses, despite the existence of exchange controls, had shifted assets offshore illegally, rendering such assets unreported for South African tax purposes. However, in recent years, many individuals and entities have exhibited a desire to repatriate their assets voluntarily and regularize their affairs. This, together with an ameliorated enforcement climate, created an opportune time to offer a new amnesty. The amnesty provides complete coverage to taxpayers, their advisors and facilitators for exchange control and tax transgressions (including all interest, penalties and additional tax due as a result of the transgression) and criminal prosecution for activities prior to February 2002.

The amnesty unit has completed the adjudication of all applications received since the announcement exchange control amnesty in the 2003 National Budget. The unit has adjudicated all of the 42,672 applications (after allowing 456 duplicated) it received. Of this number, 42,184 applications were approved; 924 applications of the total received applications (43,128 including duplicates) were withdrawn, deleted or voided; and 20 applications were declined. A total of R68.6 billion worth of foreign assets have been disclosed under the amnesty process. Approximately 70% of these disclosed assets were illegal, while an approximate 30% were legal or legalized through the Reserve Bank. It is estimated that the income tax base has been increased by an estimated R1.4 billion, which is likely to increase the collection of personal income taxes by an estimated R400 million per annum. The amnesty process has raised R2.9 billion revenue through the levies. This money will be used for social development and community infrastructure.

The 2006 National Budget proposals included the small business tax amnesty. The small business tax amnesty aims to improve the culture of tax compliance and to facilitate the entry of small businesses into the formal economy. It provides relief to qualifying businesses for historical non-declaration or under declaration of income tax, secondary tax on companies, employees’ tax, skills development levies, unemployment insurance contributions and VAT. An amnesty levy is payable on a sliding scale of 0-5% based on the taxable income from carrying on a business in the 2006 year of assessment. In support of the small business tax amnesty, SARS has embarked on a multifaceted outreach and education program. By the end of September, 2006, SARS had received more than 13,300 amnesty enquiries and 950 amnesty applications. It is expected that the pace of applications will pick up as outreach activities raise the amnesty’s profile.

Substantial real personal income tax relief across all income brackets has been granted over a six-year period since 2000-2001. This was made possible as a result of effective base-broadening measures and improved tax collections by SARS. The top marginal personal income tax rate was decreased to 40% and the minimum tax threshold for taxpayers under the age of 65 years was increased to R40,000.

In the 2006-2007 National Budget, the domestic interest and dividend exemption threshold for taxpayers 65 years and older was increased from R22,000 to R24,500, and for taxpayers younger than 65 years from R15,000 to R16,500. The threshold of the exemption applicable to foreign interest income and dividends was increased from R2,000 to R2,500 per annum.

Further tax base broadening measures announced in the 2005-2006 National Budget include changes to the deductibility of medical scheme contributions and deemed business travel expenses. With a view to encouraging broader medical scheme coverage, extending the tax benefit to self-employed individuals and achieving a more equitable tax treatment, the 2005-2006 National Budget proposed that the current two-thirds tax-free fringe benefit provision be replaced with a monthly monetary cap per beneficiary. This will have the effect of providing complete tax relief for more affordable medical aid packages for low and middle-income families, while limiting tax-free fringe benefits for more expensive packages.

The deduction of deemed business expenses against a motor vehicle allowance has over the years been used as a means of reducing tax liability irrespective of actual business travel costs. In order to make the tax regime more equitable, as of March 1, 2005, the deemed method for calculating fixed business travel costs was adjusted by introducing a residual value element in the deemed cost table, capping the car value at R360,000 and increasing the deemed private kilometers. In line with these adjustments, the monthly taxable value of a company car is to be increased from 1.8% to 2.5%.

It is an internationally accepted practice that non-resident entertainers and sportspersons are liable for income tax in the specific countries in which they perform. Like all visiting foreign workers, visiting entertainers and sportspersons should be responsible for paying South Africa tax on their South African source income. In line with international practice, the 2005-2006 National Budget introduced a final withholding tax regime on the gross payments to visiting entertainers and sportspersons. The withholding tax is set at a flat rate of 15% in respect of all non-resident entertainers and sportspersons.

The introduction of the residence basis of taxation was accompanied with a three-year window period for expatriates to reside in South Africa without being treated as tax residents. This was in recognition of the need to encourage visiting expatriates with scarce skills. However, international comparisons suggest this period is not in line with that of other jurisdictions, which have the same comprehensive exit taxes as South Africa. The 2005-2006 National Budget introduced an extension of this period to five years to bring it more in line with international practice and to make South Africa more attractive for expatriates.

Company Tax

South Africa followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% and in 1999 to 30% and, in 2005, to 29%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 34%, but no secondary tax is levied. The secondary tax levied on all dividends declared by South African companies was reduced to 12.5% of any dividends declared less qualifying dividends received on or after March 14, 1996. No withholding taxes are payable on interest or dividends paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

The National Government revised the tax treatment of company restructurings in support of more efficiently realigned business structures. In the 2005-2006 National Budget provisions relating to company restructurings were relaxed. The 75% shareholder threshold for intra-group tax-free transfers was reduced to 70% to accommodate more intra-group tax-free transfers of assets. The threshold for tax-free formations was reduced to 20%.

The film industry is an important industry and has shown potential and growth over the last few years. However, the film industry also presents difficulties from a tax perspective. Worldwide it has been the experience of revenue authorities that special allowances and other tax incentives have been the subject of abuse. This was the South African experience in the 1980s and a tendency in that direction is now again being experienced. As a result, it was proposed that tax incentives for films be refined to achieve their intended goal. The 2005-2006 National Budget proposed two amendments, namely to limit the film allowance to production and post-production expenditure incurred and paid or payable in South Africa, taking due account of international agreements; and by targeting film schemes involving complex and disguised sale / leaseback' or lease-in / lease-out' arrangements that involve little or no commercial risk or even carry no connection to the South African film industry.

The National Government has also taken further steps to foster the development of small- and medium-sized businesses. In 2000, a graduated corporate tax rate structure was introduced for qualifying small businesses and an accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, with effect from October 1, 2001, certain small business owners are entitled to receive a one-time exemption from capital gains tax for the first R500,000 of capital gain arising from the disposal of active business assets within a two-year period. Small businesses can also defer gains and income on the sale of business assets if they fully reinvest the sale proceeds in other business assets.

As part of a broader initiative to encourage and support small business development, further income tax relief was introduced in the 2005-2006 National Budget. Firstly, the category of small business companies eligible for relief was expanded to cover personal services as long as these businesses maintain at least four full-time employees for core operations. Secondly, the turnover limit for eligible companies was increased from R5 million to R6 million. A further turnover limit increase from R6 million to R14 million took effect for the 2006-2007 tax year. Thirdly, the small business depreciation regime was further simplified and enhanced to encourage fixed capital formation. Small businesses are eligible for a three year accelerated depreciation write-off at a 50:30:20% for all non-manufacturing depreciable assets. Manufacturing assets retain their immediate 100% write-off. Fourthly, tax administrative initiatives and education programs to reduce the compliance costs for small business will be introduced.

Co-operatives have in the past been taxed at the corporate tax rates and granted limited tax incentives. The Revenue Laws Amendment Bill of 2006 proposes that co-operatives whose size and income is similar to small business corporations be granted the same tax incentives as small business corporations. Furthermore, the Department of Trade and Industry has enacted the Co-operatives Act of 2005 which is to govern co-operatives. This Act is not yet in effect. It is envisaged that the tax laws will be amended to be in line with the objectives of the Co-operatives Act once the Co-operatives Act is in effect.

In order to align equity shares with other financial instruments, the 2005-2006 National Budget proposed the elimination of financial transaction taxes on the issue of new shares with effect from January 1, 2006. In an effort to help reduce the high cost of banking charges in South Africa stamp duties on all debit entries were abolished with effect from March 1, 2005.

The 2005-2006 National Budget proposed a more systematic system for exempting certain National Government cash grants. National Government grants to public private partnerships (PPPs) to improve government owned land and buildings are exempt from tax. The 2005-2006 National Budget expanded this exemption to also apply to grants aimed at improving land over which the National Government holds a servitude.

In order to encourage investment and trade flows between countries, South Africa has entered into comprehensive agreements for the avoidance of double taxation with currently 57 countries. Other comprehensive agreements are still awaiting finalization procedures.

The National Government has sought to promote private investment in infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001.

In the 2006 National Budget, tax incentives to promote investment in research and development (R&D) were announced. These incentives consist of an increase in the deduction for current R&D expenditure from 100% to 150%, and an increase in the depreciation allowance for R&D-related capital expenditure from the current four-year write-off period to a three-year write-off period. R&D activities and expenses that will be eligible for these incentives are those of a scientific or technological nature for the purpose of new discoveries and inventions.

The National Government is of the view that sustainable economic growth depends critically on investment in fixed capital to build long-term capacity and raise productivity. An accelerated depreciation allowance was introduced in 2002 on new manufacturing assets that are depreciable over four years at a rate of 40:20:20:20 and a special accelerated depreciation allowance regime was introduced in 2003 for the construction of new and the refurbishment of existing buildings in urban development zones located within sixteen municipalities.

An allowance in the form of an additional deduction for income tax purposes was introduced in 2002 to encourage skills enhancement programs for the country's workforce. The maximum initial allowance is R20,000 per year for existing employees and R30,000 per year for new employees. Given the additional expenses associated with employing disabled persons as learners, since July 2006 employers are allowed to deduct an initial allowance of 150% of the annual salary of an existing learner with a disability up to a maximum of R40,000 and 175% for an unemployed learner with a disability up to a maximum of R50,000.

In 2004, the National Government introduced accelerated depreciation for investments in bio-diesel and biofuels. Building on this initiative, the 2005-2006 National Budget proposed an extension of the accelerated depreciation allowance to other forms of environmentally friendly energy sources. Renewable energy investments, such as solar energy and windmill technology, will benefit from a tax depreciation write-off of 50:30:20% over three years.

In 2010, South Africa will be hosting the 2010 FIFA World Cup. The bid to host the 2010 FIFA World (including the 2009 Confederations Cup) required bidding countries to sign a number of guarantees. In order to accommodate this, the following amendments are proposed to the tax legislation:

•	Certain goods (e.g. temporary imports of broadcast and other media equipment, pharmaceuticals etc.) imported specifically for hosting the 2010 FIFA World Cup will, under certain circumstances, be imported free of import taxes.

•	Certain (consumable and semi-durable) goods such as t-shirts and souvenirs sold within the confines of designated sites (e.g. stadiums) during the event and the profits on such sales will not be subject to income tax or VAT.

•	FIFA officials who are non-resident for income tax purposes will be exempt from income tax on income that is directly connected to the championship.

•	FIFA, its subsidiaries and participating national soccer associations (excluding South African Football Association (SAFA) will be exempt from South African taxes, except taxes that are already included the price, such as the fuel levy and excise taxes.

•	The Local Organising Committee (LOC) is likely to qualify for tax exemption in terms of the rules governing PBOs. In addition, grants made by FIFA to the LOC to facilitate the FIFA World Cup arrangements will be zero-rated for VAT purposes.

The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2005 and budgeted amounts for the fiscal year ending March 31, 2006.

Consolidated Government Revenue(1)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Budget estimates
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006	2006-2007
Taxes on income and profits
Persons and individuals	90,389.5	94,336.7	98,495.1	110,981.9	126,297.8	132,475.0
Gold mines	—	—	—	—	—	—
Other mines	—	—	—	—	—	—
Companies(1)	42,354.5	55,745.1	60,880.8	70,781.9	87,499.2	95,200.5
Secondary tax on companies	7,162.7	6,325.6	6,132.9	7,487.1	12,278.6	13,850.0
Tax on retirement funds	6,190.6	6,989.7	4,897.7	4,406.1	4,833.1	2,400.0
Other(2)	1,213.1	1,169.0	1,556.3	1,562.2	—	1,890.0
Total	147,310.4	164,565.9	171,962.8	195,219.1	230,908.9	245,815.5
Taxes on payroll and workforce
Skills development levy(3)	2,717.3	3,352.1	3,896.4	4,443.3	4,887.9	5,600.0
Total	2,717.3	3,352.1	3,896.4	4,443.3	4,887.9	5,600.0
Taxes on property
Donations tax	20.6	17.7	17.1	25.2	29.5	30.0
Estate duty	481.9	432.7	417.1	506.9	624.7	612.0
Marketable securities tax	1,212.8	1,205.2	1,101.1	1,365.9	1,973.4	2,070.0
Transfer duties	2,913.0	3,429.0	5,172.1	7,114.6	8,510.0	6,210.0
Total	4,628.3	5,084.6	6,707.5	9,012.6	11,137.5	8,922.0
Domestic taxes on goods andservices
Value-added tax	61,056.6	70,149.9	80,681.8	98,157.9	114,403.9	131,200.0
Specific excise duties	9,797.2	10,422.6	11,364.6	13,066.7	14,547.1	16,615.5
Ad valorem excise duties	776.1	1,050.2	1,016.2	1,015.2	1,157.3	1.340.0
Levies on fuel	14,923.2	15,333.8	16,652.4	19,190.4	20,506.7	21,800.0
Levy on financial services	0.3	0.8	(0.2)	(2.8)	(0.0)	—
Air departure tax	296.4	324.8	367.2	412.2	458.2	460.0
Other(4)	38.5	299.9	91.7	143.3	341.7	469.0
Total	86,888.4	97,581.9	110,173.5	131,982.8	151,414.7	171,884.5
Taxes on international trade andtransactions
Customs duties	8,632.2	9,330.7	8,479.4	12,888.4	18,295.8	23,200.0
Import surcharges	0.5	0.0	—	—	—	—
Other(5)	47.5	289.1	(65.1)	397.3	(90.3)	400.0
Total	8,680.1	9,619.8	8,414.3	13,285.7	18,205.6	23,600.0
Stamp duties and fees	1,767.2	1,572.4	1,360.1	1,167.7	792.1	964.0
State Miscellaneous Revenue (SMR)(6)	306.7	433.0	(7.1)	(130.9)	40.6	—
Total Tax Revenue (gross)	252,298.3	282,209.6	302,507.5	354,980.3	417,387.3	456,786.0
Departmental revenue(7)	4,087.6	4,191.9	5,931.4	5,520.4	7,606.8	8,585.1
Sales of assets	4.2	57.8	16.5	26.2	53.4	73.2
Recoveries of loans and advances	77.2	307.7	698.4	655.4	844.3	661.8

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Budget estimates
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006	2006-2007
Grants received (RDP Fund)(8)	—	117.5	66.7	—	—	—
Less: SACU payments(9)	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)	(14,144.9)	(19,744.4)
Total Budget Revenue	248,262.4	278,507.7	299,431.2	347,854.4	411,746.9	446,361.7
Current revenue	248,181.1	278,142.1	298,716.3	347,172.8	410,849.1	445,626.7
Direct taxes	150,530.1	168,368.4	176,293.5	200,194.5	236,450.8	252,057.5
Indirect taxes	101.461.5	113,408.2	126,221.1	154,916.7	180,895.8	204,728.5
State Miscellaneous Revenue (SMR)	306.7	433.0	(7.1)	(130.9)	40.6	—
Departmental revenue (including grants)	4,087.6	4,191.9	5,931.4	5,520.4	7,606.8	8,585.1
Less: SACU payments	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)	(14,144.9)	(19,744.4)
Sales of assets	4.2	57.8	16.5	26.2	53.4	73.2
Recoveries of loans and advances	77.2	307.7	698.4	655.4	844.3	661.8
Receipts not regarded as revenue	4,159.1	8,167.9	1,598.2	2,492.0	6,905.3	1,700.0

Notes:—

(1)	Figures include receipts from all companies.

(2)	Including interest on overdue tax, non-resident shareholders' tax, non-residents' tax on interest and tax on undistributed profits.

(3)	Levy on payroll dedicated to skills development.

(4)	In the case of banks and mutual building societies, a levy of 0.75% is imposed on the amount equal to 50% of the minimum legal capital and/or reserves level of these institutions. In the case of registered long-term assurers, pension funds, friendly societies and unit trust schemes, a levy of 0.75% is imposed on the amount of interest accrued by these institutions.

(5)	Including various levies, mining leases and ownership, cinematographic tax and other special levies, as well as receipts of the Universal Service Fund and the Human Resources Fund.

(6)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(7)	Any administrative fees charged by government departments, as well as the sale of assets by government departments.

(8)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure and grants received from other spheres of government.

(9)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).

Source: South African National Treasury.

In fiscal year 2005-2006, gross tax revenue amounted to R417.3 billion and non-tax revenue (such as fees and charges) to R8.5 billion. After deduction of SACU payments, total main budget revenue for 2005-2006 was R411.7 billion, approximately 26.3% of GDP.

During fiscal year 2005-2006, 56.6 or R236 billion of the total gross tax revenue consisted of direct taxes and about R181 billion, or 43.4%, of indirect taxes. Actual tax revenue collections for 2004-2005 exceeded budgeted tax revenue by R41.8 billion or 11.3%. This is attributed to the strong demand for both domestic and international goods and services and the improved profitability of companies; reflected by higher than expected international trade receipts (37.9%), domestic taxes on goods services (5.8%) and secondary tax on companies (4.1%).

Financing

The following table sets forth the financing of the Consolidated Budget for the five fiscal years ended March 31, 2006, and budgeted amounts for the fiscal year ending March 31, 2007. This table does not reflect the MTBPS.

Financing of the Consolidated Budget

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Budget estimates
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006	2006-2007
Total budget revenue	248,262.4	278,507.7	299,431.2	347,854.4	411,746.9	446,361.7
Total expenditure and lending	262,904.5	291,524.0	328,709.2	368,541.2	416,773.3	472,724.9
Consolidated Budget deficit	(14,642.2)	(13,016.2)	(29,278.0)	(20,686.8)	(5,026.4)	(26,363.2)
% of GDP	1.4%	1.1%	2.3%	1.5%	0.3%	1.5%
Plus: Regional opening balance and financing	—	—	—	—	—	—
National Budget deficit	(14,642.2)	(13,016.2)	(29,278.0)	(20,686.8)	(5,026.4)	(26,363.2)
% of GDP	1.4%	1.1%	2.3%	1.5%	0.3%	1.5%
Plus: Extraordinary transfers	(2,077.7)	(7,971.3)	(7,443.5)	(9,787.4)	(4,554.0)	—
Less: Proceeds from sales of state assets	4,159.1	8,167.9	1,598.2	2,492.0	6,905.3	1,700.0
Net borrowing requirement	(12,560.8)	(12,819.6)	(35,123.3)	(27,982.1)	(2,675.1)	(24,663.3)
Financing:
Change in loan liabilities
Domestic loans
Short-term (net)	(7,966.6)	4,213.9	6,694.8	6,132.0	5,716.4	5,800.0
Long-term (net)	(9,871.3)	(3,017.4)	31,123.1	33,409.4	23,085.6	8,693.9
New loans	14,647.1	15,549.9	51,404.9	53,131.4	46,220	45,488.9
Less:
Discount	(323.3)	(355.0)	(730.7)	(2,191.6)	(644.2)	(989.4)
Redemptions	(22,433.4)	(21,624.9)	(26,636.8)	(26,351.7)	(26,385.0)	(35,805.6)
Net of book profit	(3,978.3)	(510.3)	—	—	—	—
Foreign loans (net)	33,130.8	14,310.1	1,045.1	4,537.9	518.1	2415.1
New loans	29,873.7	11,039.2	10,656.8	6,551.0	50	6,240.0
Transfer from IMF accounts at SARB	—	—	—	—	—
Less:
Discount	(57.1)	(226.0)	(80.7)	(85.1)	—	—
Redemptions	(68.9)	(1,383.8)	(13,301.9)	(5,335.0)	(2,428.8)	(7,393.6)
Total financing (net)	12,560.8	12,819.6	35,123.3	27,982.1	2,475.1	24,663.3
Change in cash and other balances (increase)	(2,732.1)	(2,687.0)	(3,739.7)	(16,097.2)	(26,645.0)	7,754.3

In addition to transfers received from the National Budget and their own provinces' revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained and any special conditions be specified in an act of Parliament which is required to be recommended by the

Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See ‘‘Public Finance — Background.’’

The National Government financing requirement (as measured by the National Budget deficit) fell gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to a low of 1.1% in 2002-2003 and, in 2004-2005, increased to 1.5% of GDP before decreasing again to 0.5% of GDP in 2005-2006. The budget focus in the past five years gradually shifted from an emphasis on lowering the deficit to a fiscal policy that supported economic growth through a more expansionary stance, but strictly within limits of sustainability. As such a deficit of around 1.5% is envisaged in the medium term.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold, the acquisition of assets, and the incurrence of liabilities. The Minister of Public Enterprises and various other ministers of the National Government, under whose departments these enterprises are regulated, jointly oversee the affairs of public enterprises. The minister responsible for a particular public enterprise appoints members to such corporation's board and in terms of the Public Finance Management Act monitors the corporation's performance relative to its establishment mandate.

The restructuring of state owned enterprises is coordinated by the Minister of Public Enterprises, within the context of the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. Over the past year the emphasis has been on improving service delivery and operational efficiencies of state owned entities. The National Government's focus includes the contribution that the state owned entities can make to delivering infrastructure to enhance economic growth and alleviate poverty. Proceeds of R13.3 million were received from the sale of Aventura Resorts in 2004-2005. Proceeds from the restructuring of state owned entities since 1997 amount to R33.7 billion, of which R24.8 billion was paid to the fiscus, as summarized in the table below:

Proceeds from the restructuring of state owned entities since 1997 as at March 31,2006

	Proceeds
	Total	Paid into the National Revenue Fund
	(millions of Rand)
TELKOM	10,360	5,894
SASRIA	10,300	9,300
MTN	7,700	5,697
CEF	1,930	1,654
Airports Company	1,035	1,035
SAA	1,400	611
Others (SAFCOL, Aventura, radio stations, etc.)	947	626
Total	33,672	24,817

Initiatives currently in progress to enhance shareholder value include an assessment of treasury operations of state owned entities, a review of the mandates of development finance institutions and a review of financial distribution and capital structure policies of state owned entities. These reviews are conducted in co-operation with the relevant executive authorities.

Parliamentary oversight is a critical feature of the restructuring and privatization processes. The Ministry of Public Enterprises is working in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, comprising representatives from the National Assembly, and the Select Committee on Public Enterprises, whose members are drawn from the National Council of Provinces.

A summary of the specific actions for the significant public enterprises is set forth below.

Transnet

Transnet is wholly owned by the South African Government. Transnet consists of 9 divisions — Spoornet, the National Ports Authority, the South African Port Operations, Freight Dynamics, Petronet, Metrorail, Propnet, Transtel and Transwerk.

Transnet has made significant progress in disposing off non-core assets in line with the four-point turnaround strategy announced in August 2004. Some of the major disposals include Metrorail which was sold to Government in May 2006 and South African Airways which was sold to the Department of Public Enterprises effective from March 31, 2006, subject to certain suspensive conditions. By 2007, Transnet should be left with only core business interests, namely, a railway and logistics division, Spoornet, pipelines for the conveyance of petroleum products, Petronet, port terminal and cargo operations, South African Port Operations and its port infrastructure and a marine related services division, the National Ports Authority. Transnet has strengthened its risk management and corporate governance structures. Furthermore, the head office restructuring process has been completed with key management positions filled and an operational efficiency improvement program has been launched to improve delivery.

Airports Company Ltd.

The Airports Company Ltd. (ACSA), which owns and operates most of the airports in South Africa, has been partially privatized. The National Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma (ADR) in April 1998 for R819 million. ADR had an option to acquire a further 10% share, which expired in June 2005. Subsequently, ADR sold its 20% equity stake to the PIC for R1.67 billion.

ACSA has embarked on a R5.2 billion infrastructural upgrade program to deal with the enormously increased passenger load expected for the 2010 FIFA World Cup. To fund this major infrastructure upgrade drive, ACSA intends to raise a corporate bond valued between R2-R2.5 billion through a public placement program. ACSA has also accelerated the schedules of all projects related to the forthcoming introduction of aircraft such as the Airbus A380. ACSA is part of the consortium that was selected as the successful bidder for the Mumbai International Airport concession on February 4, 2006 and the concession commenced on May 3, 2006. ACSA has a 10% shareholding in the consortium.

Telkom

In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to broad based black economic empowerment groups, the National Empowerment Fund (a legislatively constituted trust to facilitate broad based black economic empowerment) and Telkom employees. Since then, 3% of Telkom has been sold to Ucingo, a broad based black economic empowerment group. Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE and the New York Stock Exchange, which raised R3.9 billion, making it the highest gross restructuring of a state-owned enterprise and the second biggest initial public offering in South Africa in 2003. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As at June 2006 the PIC held 16.1% of Telkom’s issued ordinary shares, which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market, the Elephant Consortium owned 6.9% of Telkom’s issued ordinary share and the National Government owned 38% of Telkom’s issued ordinary shares. Telkom also declared a higher ordinary annual dividend of 500 cents per share on June 2, 2006 and a special dividend of 400 cents per share, payable on July 14, 2006 for shareholders registered on July 7, 2006.

Eskom

Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom's tax-exempt status. In June 2004, the Minister of Public

Enterprises emphasized the role of state owned entities, including Eskom, in contributing to infrastructure development in South Africa. In line with this, the National Government changed its objective regarding the restructuring of the electricity sector from establishing a wholesale market for electricity, to a focus on ensuring the security of supply and consequently infrastructure development. Based on this, Cabinet has endorsed that Eskom provide for 70% of the investment in new generation capacity, meaning capital expenditure of approximately R84 billion over the next five years It is envisaged that Independent Power Producers (IPPs), will be introduced to provide for the balance of R23 billion worth of investment. tTo initiate this revised approach, the Department of Minerals and Energy (DME) has issued a tender for IPPs to provide for approximately 1,000 MW of new capacity by the end of 2009. These plants will be gas turbine power generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost R2.6 billion in total and will be required to provide peaking capacity to the national grid. Eskom will continue over the next five years to deliver on South Africa's energy needs in the generation, transmission and distribution sectors.

The long awaited restructuring of South Africa’s distribution industry is currently going ahead and is expected to result in a more efficient electricity distribution sector.

Denel

Denel (Pty) Ltd is a strategic high-technology defense company that accounts for a majority of the output of South Africa's defense-related industries. A restructuring plan to introduce a strategic equity partner was abandoned due to a failure to reach an agreement on outstanding broader contractual and strategic considerations relating to important export markets. Denel's turnaround strategy has been developed and approved by its Board. The strategy aims to improve Denel's financial position by disposing of the non-core business units, seeking out alliance partnerships and possible equity partnerships and investigating and driving major cost reduction and productivity improvements. During 2006 Denel was recapitalized by Government to the amount of R5.1 billion.

South African Forest Company Limited

The sale of MTO, one of three major assets of the South African Forest Company Limited (Safcol), has been concluded. The sale of Komatiland was set aside following investigation by the Competition Commission in early 2006. In September 2006, National Government ratified the DPE's decision to suspend privatisation of state forests for the foreseeable future, and noted that the department would review the strategy of the SA Forests Co (Safcol), which was created in the mid-1990s to oversee the forestry privatisation.

Alexkor

The National Government has approved the disposal of 51% of Alexkor, the government owned diamond-mining company. However, due to a lawsuit brought against both the National Government and Alexkor by the Richtersveld Community, the restructuring has been stalled. In March 2003, the Constitutional Court found that the claimant community had rights to the land where Alexkor mines for diamonds. The case was remanded to the Land Claims Court for clarification of the community's entitlement. The parties have initiated settlement negotiations and on October 26, 2006 the Minister of Public Enterprises, Alec Erwin and representatives of the Richtersveld community (RVC) signed a Memorandum of Understanding. The Memorandum of Understanding contemplates that Alexkor will transfer the land awarded to the community by the Constitutional Court and Alexkor and the RVC will enter into a Pool and Share Joint Venture in terms of which they will jointly conduct land and sea mining operations.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, National Government debt does not include debt that is guaranteed by the South African Government. However, guaranteed debt is summarized in the table entitled ‘‘Outstanding National Government Guaranteed Debt’’ below. In addition, National Government debt does not include debts incurred by the nine Provincial Governments other than those assumed explicitly by the National Government. Borrowing by Provinces as at September 30, 2006 amounted to R44.5 million.

In this section, ‘‘external debt’’ means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and ‘‘internal debt’’ means debt initially incurred or issued in South Africa. ‘‘Floating debt’’ means debt that had a maturity at issuance of less than one year. ‘‘Funded debt’’ means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt at March 31 in each of the years 2002 through 2006 and at September 30, 2006.

Total Debt of National Government

	At March 31,					At September 30,
	2002	2003	2004	2005	2006	2006
	(millions of Rand)
Government bonds	330,545	327,997	359,938	394,436	417,674	442,229
Treasury bills	17,910	22,050	28,600	34,450	40,400	41,600
Marketable internal debt	348,455	350,047	388,538	428,886	458,074	483,829
Non-marketable internal debt	2,030	1,910	1,999	3,498	3,708	9,557
Total internal debt	350,485	351,957	390,537	432,384	461,782	493,386
Total external debt	82,009	74,286	64,670	69,405	66,846	89,799

Total loan debt gross	432,494	426,243	455,207	501,789	528,628	583,185
Cash balances(1)	(6,549)	(9,730)	(12,669)	(30,870)	(58,187)	(87,160)
Total National Government loan debt net	425,945	416,513	442,538	470,919	470,441	496,025
Gold and Foreign Exchange Contingency Reserve Account(2)	28,024	36,577	18,036	5,292	(1,751)	(1,751)
As percentages of GDP:
Net loan debt	40.6%	34.8%	34.5%	33.2%	30.1%	31.7%
Foreign debt	7.8%	6.2%	5.0%	4.9%	4.3%	4.4%
As percentage of gross loan debt:
Foreign debt	19.0%	17.4%	14.2%	13.8%	12.6%	15.4%

Notes: — Columns may not add due to rounding

(1)	The total Debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of Government’s accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

(2)	Amounts recorded in the accounts of the South African Reserve Bank as at the end of the financial year are kept constant.

Source: South African National Treasury.

Summary of Internal National Government Debt

Total National Government loan debt net at March 31, 2006 was R470.4 billion, a decrease of approximately 0.1% over the corresponding amount of R470.9 billion at March 31, 2005.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	At March 31,					At September 30,
	2002	2003	2004	2005	2006	2006
	(millions of Rand)
Marketable securities
Floating	17,910	22,050	28,600	34,450	40,400	41,600
Funded	330,545	327,997	359,938	394,436	417,674	442,229
Total	348,455	350,047	388,538	428,886	458,074	483,829
Non-marketable securities
Floating	1,103	1,177	1,322	1,629	1,395	7,530
Funded	927	733	677	1,869	2,313	2,027
Total(1)	2,030	1,910	1,999	3,498	3,708	9,557
Total internal National Government debt	350,485	351,957	390,537	432,384	461,782	493,386

Notes:— Columns may not add due to rounding.

Source: South African National Treasury.

Summary of External National Government Debt

South Africa's external National Government debt as a percentage of total debt remains low compared to its peers. External debt as a percentage of total debt decreased from 19.0% at March 31, 2002 to 12.6% at March 31, 2006.

The following table sets forth a breakdown of National Government external debt by currency at March 31 in each of the years 2002 through 2006 and at September 30, 2006.

External Debt by Currency

	At March 31,					At September 30,
	2002	2003	2004	2005	2006	2006
	(millions)
Euro	2,973	2,425	3,712	3,669	3,779	4,092
Pound Sterling	112	125	143	161	72	79
Swedish Krone	222	415	437	605	1,708	2,782
U.S. Dollars	3,186	5,068	3,697	4,795	4,723	4,719
Gold Ounces — XAU	1	1	1	1	1	1
Yen	161,814	161,814	161,646	121,552	121,458	121,411
Total (in Rand)(1)	82,009	74,286	64,670	69,405	66,846	89,799

Notes:—

(1)	The conversion into Rand is calculated at the exchange rate published by the South African Reserve Bank on the last business day of the fiscal year.

Source: South African National Treasury.

At September 30, 2006, external indebtedness of the National Government consisted of 75.8% marketable debt, principally debt securities, and 24.2% non-marketable debt, principally export credit loans for arms procurement facilities and 0.4% loans from multilaterals.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing the National Government's budget deficit. The 2005-2006 National Budget anticipated R12 billion, or 22.5% of the gross financing requirement of the National Government, to be raised in the international capital markets. However, due to the strong fiscal position as a result of revenue overruns, it was decided not to fund from the international capital market for 2005-2006. Total foreign debt of the National Government is still low by international standards, amounting to 4.9% of GDP at the end of the 2004-2005 fiscal year. However, this amount is indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury. In April 2006, the National Treasury issued a new EUR 750 million bond due 2016. Although this issue was less than the budgeted amount of U.S.$1 billion in the 2006-07 budget, market conditions at the time were not optimal for a larger issue size. The bond was priced in the 2005-06 fiscal year, towards the end of March, however the bond settled in the 2006-07 fiscal year as budgeted. An incidental but important consequence of the receipt of the net proceeds from anticipated issuances of foreign currency denominated debt securities is expected to be an increase in South Africa's foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings help ease pressures on the domestic financial markets. Foreign borrowings also establish benchmarks in various currencies and maturities for other South African issuers.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	At March 31,
	2002	2003	2004	2005	2006
	(millions of Rand)
Internal	54,004	47,169	58,775	57,178	50,314
External	30,658	22,187	19,283	18,774	18,130
Total	84,662	69,356	78,058	75,952	68,444

Source: South African National Treasury.

The following table sets forth the National Government's external guaranteed debt outstanding at March 31, 2006.

Analysis of National Government External Guaranteed Debt

	At March, 31 2006
	millions
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Pounds Sterling	Euro	Japanese Yen	Equivalent in Rand(1)
Eskom	122,000,000	—	954,293	—	—	132,286,611
Transnet	3,500,000,000	—	—	—	1,063,974,209	3,556,117,192
Telkom	—	—	—	11,304,930	—	84,948,183
Industrial Development Corporation of Southern Africa	100,000,000	148,010,000	3,300,000	11,650,000	—	1,141,514,869
Lesotho Highlands Development Authority	281,075,765	12,662,831	—	31,311,489	—	594,931,301
Development Bank of Southern Africa	9,305,201,011	243,556,023	—	93,473,361	—	11,518,849,271
Trans-Caledon Tunnel Authority	290,571,638	—	—	—	—	290,571,638
Central Energy Fund	—	68,247,254	—	—	—	423,474,211
Total(2)	13,598,848,414	472,476,108	4,254,293	147,739,780	1,063,947,209	17,742,693,276

Notes:—

(1)	Translation of amounts into Rand have been made at the following rates: U.S. Dollar = R6.2050; Pound Sterling = R10.7793; Euro = R7.5142; Japanese Yen = R0.0527.

(2)	Does not include guaranteed interest to the amount of R387 million.

Source: South African National Treasury.

Debt Service

As a percentage of National Government expenditure, interest payments on National Government debt have declined from 18.1% during the fiscal year ended March 31, 2002 to 12.2% during the fiscal year ended March 31, 2006. Interest payments are expected to fall further to 11.0% of total expenditures in the 2006-2007 fiscal year. As a percentage of National Government Revenue, interest payments on National Government debt have declined from 19.2% during the fiscal year ended March 31, 2002 to 12.4% during the fiscal year ended March 31, 2006. Interest payments are expected to fall further to 11.3% of total revenue in the 2006-2007 fiscal year. As a percentage of Gross Domestic Product interest payments on National Government debt have declined from 4.5% during the fiscal year ended March 31, 2002 to 3.3% during the fiscal year ended March 31, 2006. Interest payments are expected to fall further to 3.0% of GDP in the 2006-2007 fiscal year. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	at March 31,
	2002	2003	2004	2005	2006
Expenditure	18.1%	16.1%	14.1%	13.3%	12.2%
Revenue	19.2%	16.8%	15.5%	14.0%	12.4%
GDP	4.5%	3.9%	3.6%	3.4%	3.3%

Source: South African National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2006, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK	XAU
	(millions)
2007	56,835	501	102	2,375	5	48	0.01
2008	70,844	374	345	63,008	11	92	0.01
2009	61,972	373	851	2,405	10	92	0.01
2010	66,469	1,812	319	2,403	12	220	0.01
2011	62,109	248	310	2,401	11	214	0.01
2012	62,207	237	308	2,398	11	358	—
2013	41,522	1,197	305	2,396	10	348	—
2014	28,994	156	1,525	2,393	10	339	—
2015	73,937	1,120	173	2,391	9	330	—
2016	33,283	84	137	2,389	9	321	—
2017	30,939	64	839	2,386	2	312	—
2018	28,619	531	28	2,384	2	302	—
2019	25,730	10	17	2,382	2	293	—
2020	18,236	—	8	2,379	—	156	—
2021	5,997	—	8	31,807	—	152	—
2022	5,141	—	—	30,618	—	—	—
2023	5,141	—	—	—	—	—	—
2024	20,318	—	—	—	—	—	—
2025	4,306	—	—	—	—	—	—
2026	16,924	—	—	—	—	—	—
2027	15,599	—	—	—	—	—	—
2028	14,274	—	—	—	—	—	—
2029 and later	9,916	—	—	—	—	—	—
Total	759,312	6,707	5,275	156,515	104	3,577	0.1

Notes:— Numbers may not add due to rounding.

(1)	Fiscal years ending March, 31.

Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than as described in footnote 3 of the table ‘‘Foreign Currency-Denominated Debt of South Africa’’ in ‘‘ The External Sector of the Economy — Balance of Payments — Financial Account’’, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
At September 30, 2006

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
14.50%	September 17, 1984	October 15, 2006	77,788,113
12.50%	April 4, 1996	December 21, 2006	1,906,531,147
10.00%	April 20, 2001	February 28, 2007	24,195,604,883
Variable	May 15, 2002	March 30, 2007	8,800,000,000
9.50%	April 15, 1994	May 15, 2007	89,153,627
15.00%	February 18, 1986	September 15, 2007	7,027,688
10.00%	March 12, 2004	December 31, 2007	39,289,600
10.00%	March 12, 2004	December 31, 2007	14,900,000
10.00%	March 12, 2004	December 31, 2007	20,800,000
10.00%	March 12, 2004	December 31, 2007	90,750,000
10.00%	March 12, 2004	December 31, 2007	28,500,000
10.00%	March 12, 2004	December 31, 2007	20,650,000
10.00%	March 12, 2004	December 31, 2007	11,000,000
10.00%	March 12, 2004	December 31, 2007	10,200,000
10.00%	March 12, 2004	December 31, 2007	19,300,000
10.00%	April 20, 2001	February 28, 2008	24,195,604,881
3.80%	May 2, 2002	March 31, 2008	6,676,917,828
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	24,195,604,883
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	33,247,708,626
13.00%	June 22, 1989	August 31, 2010	33,247,708,626
13.00%	June 22, 1989	August 31, 2011	33,247,708,626
Variable	July 6, 2005	March 31, 2012	4,400,000,000
6.25%	March 20, 2000	March 31, 2013	25,205,767,818
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	7,982,000,000
Zero Coupon	March 31, 1994	March 31, 2014	111,173
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	19,261,890,673
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	35,588,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	19,261,890,673
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	19,261,890,673
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
8.25%	May 7, 2004	September 15, 2017	20,246,933,836
8.00%	August 13, 2004	December 21, 2018	18,190,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.25%	June 20, 2005	January 15, 2020	12,010,000,000
6.75%	September 1, 2006	March 31, 2021	802,000,000
5.50%	May 30, 2001	December 7, 2023	21,170,854,586
10.50%	May 22, 1998	December 21, 2025	12,618,262,911
10.50%	May 22, 1998	December 21, 2026	12,618,262,911
10.50%	May 22, 1998	December 21, 2027	12,618,262,911
3.45%	August 15, 2003	December 7, 2033	5,816,652,203
6.25%	July 21, 2006	March 31, 2036	2,334,000,000
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Retail Bonds	May 21, 2004	Various	1,650,106,000
		Total Funded Internal Debt	443,435,717,818

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills and Bonds — in Rand)
At September 30, 2006

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
0.00%	Various Dates	On Request	4,109,452,268
0.00%	Various Dates	On Request	3,421,055,550
6.84%	January 4, 2006	October 4, 2006	150,000,000
6.77%	January 11, 2006	October 11, 2006	150,000,000
6.68%	January 18, 2006	October 18, 2006	150,000,000
6.70%	January 25, 2006	October 25, 2006	150,000,000
6.71%	February 1, 2006	November 1, 2006	150,000,000
6.74%	February 8, 2006	November 8, 2006	150,000,000
6.79%	February 15, 2006	November 15, 2006	150,000,000
6.71%	February 22, 2006	November 22, 2006	150,000,000
6.65%	March 1, 2006	November 29, 2006	150,000,000
6.64%	March 8, 2006	December 6, 2006	150,000,000
6.64%	March 15, 2006	December 13, 2006	150,000,000
6.57%	March 22, 2006	December 20, 2006	150,000,000
6.59%	March 29, 2006	December 27, 2006	150,000,000
6.65%	April 5, 2006	October 4, 2006	300,000,000
6.61%	April 5, 2006	January 3, 2007	150,000,000
6.65%	April 12, 2006	October 11, 2006	300,000,000
6.59%	April 12, 2006	January 10, 2007	150,000,000
6.69%	April 19, 2006	October 18, 2006	300,000,000
6.66%	April 19, 2006	January 17, 2007	150,000,000
6.74%	April 26, 2006	October 25, 2006	300,000,000
6.68%	April 26, 2006	January 24, 2007	150,000,000
6.76%	May 3, 2006	November 1, 2006	300,000,000
6.75%	May 3, 2006	January 31, 2007	150,000,000
6.81%	May 10, 2006	November 8, 2006	300,000,000
6.84%	May 10, 2006	February 7, 2007	150,000,000
6.84%	May 17, 2006	November 15, 2006	300,000,000
6.86%	May 17, 2006	February 14, 2007	150,000,000
6.91%	May 24, 2006	November 22, 2006	300,000,000
6.99%	May 24, 2006	February 21, 2007	150,000,000
6.92%	May 31, 2006	November 29, 2006	300,000,000
7.03%	May 31, 2006	February 28, 2007	150,000,000
6.91%	June 7, 2006	December 6, 2006	300,000,000
7.04%	June 7, 2006	March 7, 2007	150,000,000
7.24%	June 14, 2006	December 13, 2006	300,000,000
7.38%	June 14, 2006	March 14, 2007	150,000,000
7.33%	June 21, 2006	December 20, 2006	300,000,000
7.37%	June 21, 2006	March 21, 2007	150,000,000
7.54%	June 28, 2006	December 27, 2006	300,000,000
7.81%	June 28, 2006	March 28, 2007	150,000,000
7.19%	July 5, 2006	October 4, 2006	2,150,000,000
7.53%	July 5, 2006	January 3, 2007	300,000,000
7.77%	July 5, 2006	April 4, 2007	150,000,000
7.16%	July 12, 2006	October 11, 2006	2,150,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.57%	July 12, 2006	January 10, 2007	300,000,000
7.81%	July 12, 2006	April 11, 2007	150,000,000
7.14%	July 19, 2006	October 18, 2006	2,150,000,000
7.56%	July 19, 2006	January 17, 2007	300,000,000
7.80%	July 19, 2006	April 18, 2007	150,000,000
7.43%	July 26, 2006	October 25, 2006	2,150,000,000
7.58%	July 26, 2006	January 24, 2007	300,000,000
7.80%	July 26, 2006	April 25, 2007	150,000,000
7.63%	August 2, 2006	November 1, 2006	2,150,000,000
7.98%	August 2, 2006	January 31, 2007	300,000,000
8.04%	August 2, 2006	May 2, 2007	150,000,000
7.70%	August 10, 2006	November 8, 2006	2,150,000,000
8.14%	August 10, 2006	February 7, 2007	300,000,000
8.24%	August 10, 2006	May 9, 2007	150,000,000
7.67%	August 16, 2006	November 15, 2006	2,150,000,000
8.10%	August 16, 2006	February 14, 2007	300,000,000
8.20%	August 16, 2006	May 16, 2007	150,000,000
7.70%	August 23, 2006	November 22, 2006	2,150,000,000
8.13%	August 23, 2006	February 21, 2007	300,000,000
8.19%	August 23, 2006	May 23, 2007	150,000,000
7.71%	August 30, 2006	November 29, 2006	2,150,000,000
8.13%	August 30, 2006	February 28, 2007	300,000,000
8.22%	August 30, 2006	May 30, 2007	150,000,000
7.70%	September 6, 2006	December 6, 2006	2,150,000,000
8.22%	September 6, 2006	March 7, 2007	300,000,000
8.30%	September 6, 2006	June 6, 2007	150,000,000
7.61%	September 13, 2006	December 13, 2006	2,150,000,000
8.29%	September 13, 2006	March 14, 2007	300,000,000
8.37%	September 13, 2006	June 13, 2007	150,000,000
7.75%	September 20, 2006	December 20, 2006	2,150,000,000
8.31%	September 20, 2006	March 21, 2007	300,000,000
8.46%	September 20, 2006	June 20, 2007	150,000,000
7.88%	September 27, 2006	December 27, 2006	2,150,000,000
8.39%	September 27, 2006	March 28, 2007	300,000,000
8.52%	September 27, 2006	June 27, 2007	150,000,000
		Total Floating Internal Debt	49,130,507,818

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa
At September 30, 2006

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
8.375%	October 17, 1996	October 17, 2006	$300,000,000
8.50%	June 23, 1997	June 23, 2017	$500,000,000
2.50%	February 2, 1998	May 20, 2021	¥1,411,200,000
9.125%	May 19, 1999	May 19, 2009	$500,000,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$750,000,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
7.00%	April 10, 2001	April 10, 2008	€500,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
2.0%	July 18, 2001	July 18, 2007	¥60,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
Societe Generale
Fixed
4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 8, 2014	€58,973,555.68
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€30,222,163.25
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€31,591,593.42
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€30,749 527.40
AKA A
Floating — Non-Cirr	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€219,320,116.35
Floating — Non-Cirr	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€240,536,041.71
Floating — Non-Cirr	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€194,094,731.46
5.97% Eur-Cirr Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€25,298,107.38
5.97% Eur-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€27,745,319.10
5.97% Eur-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€22,388,413.04
7.32% $-Cirr Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$7,528,665.54
7.32% $-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$8,754,368.92
7.32% $-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$7,114,746.86
AKA B
Floating Non-Cirr	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€81,782,211.78
Floating Non-Cirr	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€88,073,151.13
Floating Non-Cirr	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€94,364,090.49
Floating Non-Cirr	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€69,340,279.45
5.97% Eur-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€13,819,205.14
5.97% Eur-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€14,882,220.94
5.97% Eur-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€15,945,236.73
5.97% Eur-Cirr Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€11,716,821.16
7.32% $-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$3,512,895.04
7.32% $-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$3,698,021.32
7.32% $-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$4,471,264.44
7.32% $-Cirr Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	$3,879,705.12
Barclays
7.14% CIRR - Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2015	$53,718,500.84
4.70% Commercial Fixed	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€98,736,545.24
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€11,400,316.51
5.15% Commercial Fixed	April 15, 2002 — July 15, 2003	April 15, 2009 — October 15, 2018	$28,071,923.01
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$107,869,075.75
5.63% CIRR - Fixed	July 15, 2002 — September 28, 2006	April 15, 2006 — October 15, 2015	€40,278,518.23
5.63% CIRR - Fixed	April 15, 2004 — July 17, 2006	April 15, 2009 — October 15, 2018	€35,969,304.11
6.545% Sec - CIRR	July 21, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	£18,686,404.68

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.545% Sec - CIRR	November 26, 2003 — August 24, 2006	April 15, 2006 — October 15, 2015	£36,008,515.38
4.125% Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018	€27,489,363.51
6.77% CIRR - Fixed	July 22, 2005	April 15, 2009 — October 15, 2018	£114,690.67
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$3,700,997.51
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018	$36,743,145.82
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015	$34,638,150.85
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016	$58,667,550.02
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK437,261,010.11
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — October 15, 2020	SEK167,181,777.12
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — October 15, 2020	SEK397,499,399.55
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK526,567,265.87
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK179,732,260.66
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016	$10,361,845.73
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016	€15,027,563.13
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018	€396,157.33
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 14, 2011 — October 15, 2020	€30,892,382.82
Variable — Cirr Libor +0.40	April 17, 2001 — July 17, 2006	October 15, 2001 — April 15, 2010	XAU183,990,475
	December 15, 2001 — January 15, 2003	April 17, 2006 — October 15, 2015	£24,176,702.21
	July 15, 2002 — April 15, 2004	April 17, 2009 — October 15, 2018	$16,670,692.28
	April 18, 2006 — July 17, 2006	April 15, 2009 — October 15, 2018	SEK1,074,144,035.61
	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016	€11,430,983.91
	April 18, 2006	April 15, 2009 — October 15, 2018	€45,823.35
	April 18, 2006 — July 17, 2006	April 15, 2011 — October 15, 2020	€49,604,196.79
	May 21, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018	$159,839.08
World Bank
Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012	$21,047,683.45
Variable-Libor	June 18, 2003 — June 18, 2004	February 15, 2011	$7,962,167.27

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.

Total External Debt by Currency

Euro	€4,092,113,941
Pound Sterling	£78,986,313
Swedish Krone	SEK2,782,385,749
U.S. Dollars	$4,718,571,239
Gold Ounces — XAU	XAU183,990,475
Yen	¥121,411,200,000

Source: South African National Treasury.